Form 10-K405, Exhibit 13
period 1998-09-30
ATMOS ENERGY CORP
filed 1998-12-22
CIK 731802

                                                                      Exhibit 13
                                                                      ----------

                            ATMOS ENERGY CORPORATION
                               1998 ANNUAL REPORT
                                FINANCIAL REVIEW

                                                                        Page no.

Consolidated balance sheets                                                   2

Consolidated statements of income                                             3

Consolidated statements of shareholders' equity                               4

Consolidated statements of cash flows                                         6

Notes to consolidated financial statements                                    8

Management's responsibility for financial statements                         42

Report of independent auditors                                               43

Management's Discussion and Analysis of
  Financial Condition and Results of Operations                              44

Selected quarterly financial data (unaudited)                                72

Market price of common stock and related matters                             73

Selected financial data                                                      74

ATMOS ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
                                                                                 September 30,
                                                                           ------------------------
                                                                              1998         1997
                                                                           -----------  -----------
                                                                      (In thousands, except share data)
ASSETS
Property, plant and equipment                                              $1,333,556   $1,301,004
Construction in progress                                                      112,864       31,668
                                                                           ----------   ----------
                                                                            1,446,420    1,332,672
Less accumulated depreciation and amort.                                      528,560      483,545
                                                                           ----------   ----------
 Net property, plant and equipment                                            917,860      849,127
Current assets
 Cash and cash equivalents                                                      4,735        6,016
 Accounts receivable, less allowance
   for doubtful accounts of $1,969
   in 1998 and $2,188 in 1997                                                  34,887       71,217
 Inventories                                                                   15,219       12,333
 Gas in storage                                                                48,909       48,122
 Prepayments                                                                    3,630        6,017
                                                                           ----------   ----------
   Total current assets                                                       107,380      143,705
Deferred charges and other assets                                             116,150       95,479
                                                                           ----------   ----------
                                                                           $1,141,390   $1,088,311
                                                                           ==========   ==========
CAPITALIZATION AND LIABILITIES
Shareholders' equity
 Common stock, no par value (stated at
   $.005 per share); 75,000,000 shares
   authorized; issued and outstanding
   1998 - 30,398,319 shares,
   1997 - 29,642,437 shares                                                $      152   $      148
 Additional paid-in capital                                                   271,637      251,174
 Retained earnings                                                             99,369       75,938
                                                                           ----------   ----------
  Total shareholders' equity                                                  371,158      327,260
Long-term debt                                                                398,548      302,981
                                                                           ----------   ----------
 Total capitalization                                                         769,706      630,241
Current liabilities
 Current maturities of long-term debt                                          57,783       15,201
 Notes payable to banks                                                        66,400      167,300
 Accounts payable                                                              44,742       62,626
 Taxes payable                                                                 12,736          416
 Customers' deposits                                                           12,029       15,098
 Other current liabilities                                                     30,369       52,582
                                                                           ----------   ----------
  Total current liabilities                                                   224,059      313,223
Deferred income taxes                                                          80,213       87,828
Deferred credits and other liabilities                                         67,412       57,019
                                                                           ----------   ----------
                                                                           $1,141,390   $1,088,311
                                                                           ==========   ==========

See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME


                                                  Year ended September 30,
                                             ---------------------------------
                                               1998      1997         1996
                                             --------  ----------   ----------
                                           (In thousands, except per share data)

Operating revenues                           $848,208    $906,835     $886,691
Purchased gas cost                            516,372     577,181      562,279
                                             --------    --------     --------
Gross profit                                  331,836     329,654      324,412
Operating expenses
 Operation                                    131,336     173,683      148,196
 Maintenance                                   10,278      11,974       11,719
 Depreciation and amortization                 47,555      45,257       41,666
 Taxes, other than income                      29,788      32,131       30,254
 Income taxes                                  31,806      14,298       23,316
                                             --------    --------     --------
Total operating expenses                      250,763     277,343      255,151
                                             --------    --------     --------
Operating income                               81,073      52,311       69,261
Other income (expense)
 Interest and investment income                 5,430       5,410        3,867
 Other, net                                     4,341        (288)        (300)
                                             --------    --------     --------
  Total other income                            9,771       5,122        3,567
Interest charges                               35,579      33,595       31,677
                                             --------    --------     --------
Net income                                   $ 55,265    $ 23,838     $ 41,151
                                             ========    ========     ========
Basic net income per share                   $   1.85    $    .81     $   1.42
                                             ========    ========     ========
Diluted net income per share                 $   1.84    $    .81     $   1.42
                                             ========    ========     ========
Cash dividends per share                     $   1.06    $   1.01     $    .98
                                             ========    ========     ========
Weighted average
 shares outstanding
    Basic                                      29,822      29,409       28,978
                                             ========    ========     ========
    Diluted                                    30,031      29,422       28,994
                                             ========    ========     ========

See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY


                                                      Common stock
                                                  ---------------------     Add'l
                                                   Number of    Stated     paid-in     Retained
                                                    shares      value      capital     earnings
                                                  ----------   -------    ---------   ----------
                                                        (In thousands, except share data)
Balance, September 30, 1995                       28,246,392      $141     $230,630     $ 73,578
 Net income                                                -         -            -       41,151
 Cash dividends ($.98 per
    share)                                                 -         -            -      (28,478)
 Common stock issued:
   Restricted stock grant
     plan                                             41,700         1          733            -
   Direct stock purchase
    plans                                            251,224         1        4,322            -
   ESOP                                              161,477         1        3,641            -
   Long-term stock plan for
    United Cities Division                            16,900         -          241            -
   Outside directors stock-
     for-fee plan                                      3,389         -           76            -
   Monarch Gas Co. acq.                              207,366         1        1,499          933
   Oceana Heights acq.                               313,411         1          304          594
 Other                                                     -         -          212            -
                                                  ----------      ----     --------     --------
Balance, September 30, 1996                       29,241,859       146      241,658       87,778
Net income                                                 -         -            -       23,838
 Cash dividends ($1.01 per
    share)                                                 -         -            -      (26,415)
 Common stock issued:
   Restricted stock
     grant plan                                      100,000         1        2,443            -
   Direct stock purchase
     plans                                            85,243         -        1,888            -
   Outside directors
    stock-for-fee plan                                 3,008         -           72            -
   ESOP/401(k) plans                                 212,327         1        5,113            -
 Less: UCGC net income
   for the quarter ended
   December 31, 1996                                       -         -            -       (9,263)
                                                  ----------      ----     --------     --------
Balance, September 30, 1997                       29,642,437       148      251,174       75,938

                                  (continued)

ATMOS ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY
 (continued)


                                                       Common stock
                                                    --------------------    Add'l
                                                     Number of   Stated    paid-in   Retained
                                                      shares     value     capital   earnings
                                                    ----------  --------  --------  ---------
                                                        (In thousands, except share data)
Balance, September 30, 1997                         29,642,437      $148  $251,174  $ 75,938
  Net income                                                 -         -         -    55,265
  Cash dividends ($1.06
     per share)                                              -         -         -   (31,834)
  Common stock issued:
    Restricted stock
       grant plan                                      114,250         1     2,898         -
    Direct stock purchase
     plan                                              531,353         3    14,482         -
    ESOP/401(k) plans                                   52,473         -     1,485         -
    Long-term stock plan for
      United Cities Division                            55,500         -     1,533         -
    Outside directors
       stock-for-fee plan                                2,306         -        65         -
                                                    ----------  --------  --------  --------
Balance, September 30, 1998                         30,398,319      $152  $271,637  $ 99,369
                                                    ==========  ========  ========  ========


See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                          Year ended September 30,
                                                   -------------------------------------
                                                       1998        1997        1996
                                                   ------------ -----------  -----------
                                                              (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                              $ 55,265   $ 14,575   $ 41,151
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
  Depreciation and amortization:
    Charged to depreciation and
      amortization                                        47,555     39,970     41,666
    Charged to other accounts                              5,861      2,237      3,580
  Deferred income taxes                                   (3,968)     5,807      7,585
  Gain on sales of non-utility
   assets                                                 (3,335)         -          -
  Other                                                        -          -     (1,866)
  Changes in assets and liabilities:
  (Increase) decrease in accounts
   receivable                                             36,330     32,198    (12,697)
  (Increase) decrease in
   inventories                                            (2,886)     1,562     (1,238)
  Increase in gas in storage                                (787)    (4,772)   (15,949)
  (Increase) decrease in
    prepayments                                            2,387     (3,208)     1,966
  Increase in deferred charges
   and other assets                                      (20,671)   (29,683)    (4,623)
  Increase (decrease) in
   accounts payable                                      (17,884)   (17,695)    23,796
  Increase (decrease) in taxes
    payable                                                8,673       (837)     7,099
  Increase (decrease) in
    customers' deposits                                   (3,069)    (1,714)       592
  Increase (decrease) in other
   current liabilities                                   (22,213)    28,716     (4,165)
  Increase in deferred credits
    and other liabilities                                 10,393      1,593      4,836
                                                        --------   --------   --------
    Net cash provided by
      operating activities                                91,651     68,749     91,733

ATMOS ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


                                                        Year ended September 30,
                                                ----------------------------------------
                                                    1998           1997        1996
                                                ------------    ----------  ------------
                                                              (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures                              $(134,989)    $(122,312)    $(117,589)
 Retirements of property, plant
   and equipment, net                                    178         1,189         5,708
 Proceeds from sales of assets                        15,997             -             -
                                                   ---------     ---------     ---------
   Net cash used in investing
     activities                                     (118,814)     (121,123)     (111,881)

CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase (decrease) in
  notes payable                                     (100,900)       38,812        62,675
 Proceeds from issuance of
  long-term debt                                     154,445        40,000             -
 Repayment of long-term debt                         (16,296)      (14,659)      (20,734)
 Cash dividends paid                                 (31,834)      (26,415)      (28,478)
 Issuance of common stock                             20,467         9,518         8,523
                                                   ---------     ---------     ---------
   Net cash provided by
    financing activities                              25,882        47,256        21,986
                                                   ---------     ---------     ---------
Net increase (decrease) in cash
 and cash equivalents                                 (1,281)       (5,118)        1,838
Cash and cash equivalents at
 beginning of year                                     6,016        11,134         9,296
                                                   ---------     ---------     ---------
Cash and cash equivalents
 at end of year                                    $   4,735     $   6,016     $  11,134
                                                   =========     =========     =========

See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contents of Notes to Consolidated Financial Statements

        1.     Summary of significant accounting policies   8

        2.     Business combinations                       14

        3.     Rates                                       16

        4.     Income taxes                                18

        5.     Contingencies                               20

        6.     Leases                                      25

        7.     Long-term debt and notes payable            26

        8.     Statement of cash flows supplemental
               disclosures                                 28

        9.     Common stock and stock options              29

        10.    Employee retirement and stock ownership
               plans                                       32

        11.    Other postretirement benefits               37

        12.    Earnings per share                          41

        13.    Related party transactions                  41


1.  Summary of significant accounting policies

        Forward-looking statements These notes to consolidated financial statements, particularly notes 2, 5, 9, and 11 may contain "forward-looking statements" as discussed herein in Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading, "Cautionary Statement for the Purposes of the Safe Harbor under the Private Securities Litigation Reform Act of 1995" and should be read in conjunction with such discussion.

        Description of business - Atmos Energy Corporation and its subsidiaries ("Atmos" or the "Company") are engaged primarily in the natural gas utility business as well as certain non-utility businesses. The Company distributes through sales and transportation arrangements natural gas to approximately 1.0 million residential, commercial, industrial and agricultural customers through its five regulated utility divisions: Energas Company ("Energas Division") in Texas; Trans Louisiana Gas Company ("Trans La Division")in Louisiana; Western Kentucky Gas Company ("Western Kentucky Division") in Kentucky; Greeley Gas Company ("Greeley Division") in Colorado and Kansas; and United Cities Gas Company ("United Cities Division") in Illinois, Tennessee, Iowa, Virginia, Georgia, South Carolina, Kansas and Missouri. Such business is subject to federal and state regulation and/or regulation by local authorities in each of the twelve states in which the utility divisions operate.

        Through United Cities Gas Storage Company ("Storage"), a non-regulated utility business, the Company also owns and operates natural gas storage fields in Kentucky and Kansas to supplement natural gas used by regulated customers in Tennessee, Kansas and Illinois and to provide storage services to other customers that may be in other states.

        Through Atmos Propane, Inc. ("Propane"), a non-regulated utility business and a wholly-owned subsidiary of UCG Energy Corporation ("UCG Energy"), which is a wholly-owned subsidiary of Atmos, the Company is engaged in the retail distribution of propane (LP) gas, the wholesale supply and the transportation of LP gas, the transportation of certain products for other companies and the direct merchandising and repair of propane gas appliances. Propane currently has operation and storage centers and store front offices located in Tennessee, Kentucky, and North Carolina with a total company storage capacity of approximately 2.3 million gallons. As of September 30, 1998, Propane served approximately 37,400 customers.

        Through UCG Energy's 45% interest in Woodward Marketing, L.L.C. ("WMLLC"), a limited liability company formed in Delaware and headquartered in Houston, Texas, the Company is engaged in gas marketing and energy management services. WMLLC provides gas marketing services to industrial customers, municipalities and local distribution companies, including the United Cities, Energas, Greeley, and Trans La Divisions. The Company utilizes equity accounting for its investment in WMLLC.

        Finally, the Company, through UCG Energy, leases and rents appliances, real estate, equipment, and vehicles to the United Cities Division and others, and owns a small interest in a partnership engaged in exploration and production activities.

        Principles of consolidation - The accompanying consolidated financial statements include the accounts of Atmos Energy Corporation and its subsidiaries. Each subsidiary is wholly owned and all material intercompany transactions have been eliminated.

        Accounting for unconsolidated investments - The Company accounts for its 45% interest in WMLLC, using the equity method of accounting for investments. Equity in pre-tax earnings of WMLLC included in the interest and investment income caption in the consolidated statement of income were $3.9 million, $3.3 million and $2.0 million in 1998, 1997 and 1996, respectively.

        Restatement for pooling of interests - The consolidated financial statements for all periods prior to July 31, 1997 have been restated for the pooling of interests of the Company with United Cities Gas Company. Certain changes in account classifications have been made to conform United Cities Gas Company's classifications to Atmos' presentation.

        Regulation - The Company's utility operations are subject to regulation with respect to rates, service, maintenance of accounting records and various other matters by the respective regulatory authorities in the states in which it operates. Atmos' accounting policies recognize the financial effects of the ratemaking and accounting practices and policies of the various regulatory commissions. Regulated utility operations are accounted for in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement requires cost-based rate regulated entities that meet certain criteria to reflect the authorized recovery of costs due to regulatory decisions in their financial statements.

        The Company records regulatory assets which represent assets which are being recovered through customer rates or are probable of being recovered through customer rates. Significant regulatory assets as of September 30, 1998 included the following: unamortized debt expense of $5.6 million, merger and integration costs of $59.8 million, environmental costs of $4.0 million, and deferred cost of purchased gas proceeding of $1.1 million. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process. As of September 30, 1998, the Company had recorded a regulatory liability of $2.2 million for deferred income taxes.

        Revenue recognition - Sales of natural gas are billed on a monthly cycle basis; however, the billing cycle periods for certain classes of customers do not necessarily coincide with accounting periods used for financial reporting purposes. The Company follows the revenue accrual method of accounting for natural gas revenues whereby revenues applicable to gas delivered to customers but not yet billed under the cycle billing method are estimated and accrued and the related costs are charged to expense. Estimated losses due to credit risk are reserved at the time revenue is recognized.

        Utility property, plant and equipment - Utility property, plant and equipment is stated at original cost net of contributions in aid of construction. The cost of additions includes direct construction costs, payroll related costs (taxes, pensions and other fringe benefits), administrative and general costs, and the estimated cost of an allowance for funds used during construction (See AFUDC below). Major renewals and betterments are capitalized, while the costs of maintenance and repairs are charged to expense as incurred. The costs of large projects are accumulated in construction in progress until the project is completed. When the project is completed, tested and placed in service, the balance is transferred to the utility plant in service account, included in rate base and depreciation begins. As of September 30, 1998, the Company has invested approximately $80 million in its Customer Service Initiative ("CSI"). The CSI investment is currently recorded in construction in progress. CSI is a group of projects that are reorganizing processes throughout the Company to leverage technology and implement industry best practices. It is expected to be fully placed in service in 1999. Property, plant and equipment is depreciated at various rates on a straight-line basis over the estimated useful lives of the assets. The composite rates were 4.0% and 3.9% for the years ended September 30, 1998 and 1997, respectively. At the time property, plant and equipment is retired, the cost, plus removal expenses and less salvage, is charged to accumulated depreciation.

        Allowance for funds used during utility construction ("AFUDC") - AFUDC represents the estimated cost of funds used to finance the construction of major projects. Under regulatory practices, the costs are capitalized and included in rate base for ratemaking purposes when the completed projects are placed in service. Interest expense of $4.1 million, $1.2 million and $.4 million was capitalized in 1998, 1997 and 1996, respectively. The increased amounts in 1998 and 1997 were related to CSI.

        Non-utility property, plant and equipment - Balances are stated at cost and depreciation is computed generally on the straight-line method for financial reporting purposes.

        Inventories - Inventories consist primarily of materials and supplies and merchandise held for resale. These inventories are stated at the lower of average cost or market. Inventories also include propane inventories of $979,000 and $722,000 at September 30, 1998 and 1997, respectively. Propane is priced at average cost.

        Gas in storage - Net additions of inventory gas to storage and withdrawals of inventory gas from storage are priced using the average cost method for all Atmos utility divisions, except for the United Cities Division, where it is priced on the first-in first-out method. Gas stored underground and owned by Storage is priced on the last-in first-out ("LIFO") method. In accordance with the United Cities Division's purchased gas adjustment ("PGA") clause, the liquidation of a LIFO layer would be reflected in subsequent gas adjustments in customer rates and does not affect the results of operations. Noncurrent gas in storage is classified as property, plant and equipment and is priced at cost.

        Income taxes - The Company provides deferred income taxes for significant temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes.

        Cash and cash equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

        Deferred charges and other assets - Deferred charges and other assets at September 30, 1998 and 1997 include merger and integration costs of $59.8 million and $49.0 million in 1998 and 1997, respectively; the related reserve for merger and integration costs of $20.3 million in both 1998 and 1997; and the investment in WMLLC of $11.9 million and $10.0 million in 1998 and 1997, respectively. Also included in deferred charges and other assets are assets of the Company's qualified defined benefit retirement plans in excess of the plans' obligations, Company assets related to the nonqualified retirement plans, unamortized debt expense, and deferred compensation expense related to non-vested restricted stock grants.

        Deferred credits and other liabilities - Deferred credits and other liabilities include customer advances for construction, obligations under capital leases, obligations under other postretirement benefits, and obligations under the Company's nonqualified retirement plans.

        Earnings per share - The calculation of basic earnings per share is based on income available to common stockholders divided by weighted average common shares outstanding. The calculation of diluted earnings per share is based on net income available to common stockholders divided by weighted average shares outstanding plus the dilutive shares related to the United Cities Division's Long-term Stock Plan and Atmos' Restricted Stock Grant Plan.

        Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Recently Issued Accounting Standards Not Yet Adopted

        The Company has not yet adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income." The Statement will be effective for the Company's 1999 fiscal year. It establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

        The Company has not yet adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Statement will be effective for the Company's 1999 fiscal year. It establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. In the initial year of application, comparative information for earlier years is to be restated.

        In addition, the Company has not yet adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Statement will be effective for the Company's fiscal year 2000. It establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement does not allow retroactive application to financial statements of prior periods.

    The Company believes that adoption of these Statements will not have a material impact on its reported financial condition, results of operations, or cash flows.

2.  Business combinations

    On July 31, 1997, Atmos acquired by means of a merger all of the assets and liabilities of United Cities Gas Company ("UCGC") in accordance with the terms and provisions of an Agreement and Plan of Reorganization dated July 19, 1996 and amended October 3, 1996. A total of 13,320,221 shares of Atmos common stock were issued in a one-for-one exchange for all outstanding shares of UCGC common stock. UCGC was a natural gas utility company engaged in the distribution and sale of natural gas. At the time of the merger, UCGC served approximately 306,000 utility customers in Georgia, Illinois, Iowa, Kansas, Missouri, South Carolina, Tennessee, and Virginia, and approximately 29,000 propane customers in Kentucky, North Carolina, Tennessee, and Virginia. Its assets consisted of the property, plant and equipment used in its natural gas and propane sales and distribution businesses.

    UCGC was merged with and into Atmos by means of a tax-free reorganization. The transaction was accounted for as a pooling of interests; therefore, historical financial statements for periods prior to the merger have been restated. UCGC prepared its financial statements on a December 31 fiscal year-end. UCGC's fiscal year has been changed to September 30 to conform to the Company's year end. The restated consolidated statements of income and cash flows for the year ended September 30, 1996 include Atmos operations for the year then ended and UCGC operations for the year ended December 31, 1996. The consolidated statement of income for the year ended September 30, 1997 includes Atmos and UCGC operations for the twelve months then ended. As a result, UCGC's operations for the three months ended December 31, 1996 (operating revenues of approximately $123.0 million and net income of $9.3 million) are included in both the 1997 and 1996 consolidated statements of income, and the UCGC net income for this period has been deducted in calculating the shareholders' equity balances at September 30, 1997 and cash flows for the year then ended. Certain account reclassifications were made to conform UCGC's classifications to Atmos' presentation.

    Following the merger, UCGC's business began operating as United Cities Gas Company, a division of Atmos ("United Cities

Division") and integration of the companies began. The United Cities Division is structured like other divisions of Atmos. To achieve this structure, approximately 560 utility positions in the United Cities Division were eliminated by September 1998. An additional 75 Atmos positions were eliminated as part of the integration, resulting in approximately 635 total position reductions in the combined Company by September 1998. Atmos also has initiated plans to enhance its customer service in Texas, Louisiana, Kentucky, Colorado, Kansas and Missouri through business process changes which resulted in a net reduction of approximately 240 positions. These changes include restructuring business office operations, establishing a network of payment centers and creating a customer support center, all part of the CSI project.

    The Company has recorded as regulatory assets through September 30, 1998 the costs of the merger and integration of the United Cities Division, which amounted to $59.8 million. The Company believes there are substantial long term benefits to its customers and shareholders from the merger of the two companies, which are expected to result in operating cost savings over the next 10 years totaling approximately $375 million. The Company believes a significant amount of the costs to achieve these benefits will be recovered through rates and future operating efficiencies of the combined operations. Therefore, the merger and integration costs will be charged to operations concurrent with the benefits received. However, in the fourth quarter of fiscal 1997 the Company established a general reserve of approximately $20.3 million ($12.6 million after-tax), to account for costs that may not be recovered through rates.

    The statements above concerning anticipated cost savings in the future constitute "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements should be read in conjunction with the Company's disclosures under the heading "Cautionary Statement for the Purposes of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995" at the beginning of Management's Discussion and Analysis.

    Results of operations and net income for the previously separate companies for the periods prior to the merger are as follows:

                        10 Months ended    Year ended
                         July 31, 1997    September 30,
                          (Unaudited)         1996
                        ---------------   -------------
   (In thousands)
Operating revenues:
 Atmos                      $474,069        $483,744
 UCGC                        356,325         402,947
                            --------        --------
                            $830,394        $886,691
                            ========        ========
Net income:
 Atmos                      $ 23,079        $ 23,949
 UCGC                         19,434          17,202
                            --------        --------
                            $ 42,513        $ 41,151
                            ========        ========
Dividends per share:
 Atmos                      $    .75        $    .96
 UCGC                       $    .76        $   1.02


3.  Rates

    As of September 30, 1998, the Company did not have any general rate cases currently pending. The Trans La Division does have a hearing scheduled before the Louisiana Public Service Commission in April 1999 for the Louisiana Commission to consider the Trans La Division rate of return. Rate proceedings completed during the three years ended September 30, 1998 are summarized below.

    In September 1998, the Company and the staff of the Virginia State Corporation Commission presented a Stipulation and Settlement of issues to the Virginia State Corporation Commission. It was adopted effective October 1, 1998. The Stipulation and Settlement provided for a reduction of approximately $249,000 in annual gross revenues of the United Cities Division. This represents approximately a .2% reduction in the gross profit of the United Cities Division and less than .08% reduction in the consolidated gross profit of the Company.

    In fiscal 1997, the Colorado Office of Consumer Counsel filed a complaint with the Colorado Public Utilities Commission ("Colorado Commission")requesting a $3.5 million reduction in the annual revenues in Colorado of the Greeley Division. On December 17, 1997, a hearing was held at the Colorado Commission presenting a Stipulation and Agreement reached by the Greeley Division and the Colorado Office of Consumer Counsel. It settled the Consumer Counsel's complaint against the Greeley Division for a $1.6 million reduction in annual revenues. The Stipulation and Agreement became effective in January 1998. The reduction decreased the annual gross profit of the Greeley Division by approximately 4% and the gross profit of the Company by approximately .5%.

    On June 9, 1998, the Kentucky Public Service Commission issued an Order approving an Experimental Performance-Based Ratemaking ("PBR") mechanism related to gas procurement and gas transportation activities filed by the Western Kentucky Division. The PBR mechanism is incorporated into the Western Kentucky Division's Gas Cost Adjustment Clause.

    The Georgia Public Service Commission and the Tennessee Regulatory Authority have approved Weather Normalization Adjustments ("WNA"). The WNAs, effective October through May each year in Georgia and November through April each year in Tennessee, allow the United Cities Division to increase the base rate portion of customers' bills when weather is warmer than normal and decrease the base rate when weather is colder than normal. The net effect of the WNA was an increase/(decrease) in revenues of $.7 million, $2.6 million and $(2.6) million in 1998, 1997 and 1996, respectively.

    In May 1996, the Company filed to increase revenues by approximately $7.7 million for a portion of its Energas Division service area, which includes approximately 200,000 customers inside the city limits of 67 cities in West Texas. All cities either approved, or took no action to reject, a settlement allowing a $5.3 million increase in annual revenues to be effective for bills rendered on or after November 1, 1996. In October 1996, the Company filed a rate request with the Railroad Commission of Texas to increase revenues by approximately $.5 million for the remaining 22,000 rural customers in West Texas. The rate request was approved and became effective in April 1997.

4.  Income taxes

    The components of income tax expense for 1998, 1997 and 1996 are as follows:

                            1998      1997      1996
                          --------  --------  --------
                                  (In thousands)
Current
  Federal                 $31,694   $ 7,917   $13,641
  State                     4,503     1,000     2,515
Deferred
  Federal                  (3,352)    4,807     7,024
  State                      (616)    1,000       561

Investment tax credits       (423)     (426)     (425)
                          -------   -------   -------
                          $31,806   $14,298   $23,316
                          =======   =======   =======

    Deferred income taxes reflect the tax effect of differences between the basis of assets and liabilities for book and tax purposes. The tax effect of temporary differences that give rise to significant components of the deferred tax liabilities and deferred tax assets at September 30, 1998 and 1997 are presented below:

                                         1998        1997
                                      ----------  ----------
                                          (In thousands)
Deferred tax assets:
 Costs expensed for book purposes
  and capitalized for tax purposes    $   1,049   $     641
 Accruals not currently deductible
  for tax purposes                        7,189      12,398
 Customer advances                        3,730       3,160
 Nonqualified benefit plans              11,297       9,118
 Postretirement benefits                 10,093       5,757
 Unamortized investment tax credit        1,427       1,723
 Regulatory liabilities                   3,175       3,117
 Other, net                               2,838       3,758
                                      ---------   ---------
   Total deferred tax assets             40,798      39,672

Deferred tax liabilities:
 Difference in net book value
  and net tax value of assets          (114,229)   (102,038)
 Pension funding                         (4,120)     (4,190)
 Gas cost adjustment                      8,943      (6,568)
 Regulatory assets                       (4,941)     (8,673)
 Other, net                              (6,664)     (6,031)
                                      ---------   ---------
   Total deferred tax liabilities      (121,011)   (127,500)
                                      ---------   ---------

Net deferred tax liabilities          $ (80,213)  $ (87,828)
                                      =========   =========
SFAS No. 109 deferred accounts for
 rate regulated entities (included
 in other deferred credits)           $  13,475   $  15,072
                                      =========   =========

    Reconciliations of the provisions for income taxes computed at the statutory rate to the reported provisions for income taxes for 1998, 1997 and 1996 are set forth below:

                                       1998      1997      1996
                                     --------  --------  --------
                                            (In thousands)
Tax at statutory rate of 35%         $30,474   $13,348   $22,564
Common stock dividends deductible
 for tax reporting                      (695)     (706)     (684)
State taxes                            2,526     1,300     2,000
Other, net                              (499)      356      (564)
                                     -------   -------   -------
Provision for income taxes           $31,806   $14,298   $23,316
                                     =======   =======   =======

5.  Contingencies

Litigation

 Trans La Division

     In November 1997, a jury in Plaquemine, Louisiana awarded Brian L. Heard General Contractor, Inc., ("Heard") a total of $177,929 in actual damages and $15 million in punitive damages resulting from a lawsuit by Heard against the Trans La Division, the successor in interest to Oceana Heights Gas Company, which the Company acquired in November 1995. The trial judge also awarded interest on the total judgment amount. The claims are for events that occurred prior to the time Atmos acquired Oceana Heights Gas Company. Heard claimed damages associated with delays he allegedly incurred in constructing a sewer system in Iberville Parish, Louisiana. Heard filed the suit against the Trans La Division and two other defendants, alleging that gas leaks had caused delays in Heard's completion of a sewer project, resulting in lost business opportunities for the contractor during 1994.

     The jury awarded punitive damages under a prior Louisiana statute that allowed punitive damages to be awarded in cases involving hazardous substances, which, as defined in the statute, included natural gas. Although not retroactive, the Louisiana legislature repealed the statute in 1996. The Company has appealed the verdict and intends to aggressively pursue obtaining reversal of the judgment. However, the Company cannot assess, at this time, the likelihood of the judgment being reversed on appeal. The Company is in the process of reviewing its insurance coverage with respect to this case. To date, the insurance companies have denied coverage and one company has filed a declaratory action to determine its obligations under the policy. The Company does not expect the final outcome of this case to have a material adverse effect on the financial condition, the results of operations or the cash flows of the Company, because in the Company's opinion, it is more likely than not that the amount of punitive damages ultimately awarded will be substantially reduced.

    On March 15, 1991, suit was filed in the 15th Judicial District Court of Lafayette Parish, Louisiana, by the "Lafayette Daily Advertiser" and others against Trans Louisiana Gas Company ("Trans La Division"), Trans Louisiana Industrial Gas Company, Inc., a wholly owned subsidiary of the Company, and Louisiana Intrastate Gas Corporation and certain of its affiliates ("LIG"). LIG is the Company's primary supplier of natural gas in Louisiana and is not otherwise affiliated with the Company.

    The plaintiffs purported to represent a class consisting of all residential and commercial gas customers in the Trans La Division's service area. Among other things, the lawsuit alleged that the defendants violated antitrust laws of the state of Louisiana by manipulating the cost-of-gas component of the Trans La Division's gas rate to the purported customer class, thereby causing such purported class members to pay a higher rate. The plaintiffs made no specific allegation of an amount of damages. The case was concluded on December 15, 1997 when the Court entered its final approval of the settlement whereby LIG made a payment of $10.3 million to the Trans La Division for the benefit of its customers in the form of credits to customers' bills during the period November 1997 through March 1998. The suit was dismissed with prejudice at the same fairness hearing on December 15, 1997.

 Greeley Division

    In Colorado, the Greeley Division is a defendant in several lawsuits filed as a result of a fire in a building in Steamboat Springs, Colorado on February 3, 1994. The plaintiffs claim that the fire resulted from a leak in a severed gas service line owned by the Greeley Division. On January 12, 1996, the jury awarded the plaintiffs approximately $2.5 million in compensatory damages and approximately $2.5 million in punitive damages. The jury assessed the Company with liability for all of the damages awarded. The Company appealed the judgment to the Colorado Court of Appeals. On June 11, 1998, the Colorado Court of Appeals reversed the trial court verdict and ordered a new trial. The plaintiffs have appealed the case to the Colorado Supreme Court. The Company does not expect the final outcome of this case to have a material adverse effect on the financial condition, the results of operations or the cash flows of the Company because the Company believes it has adequate insurance and reserves to cover any damages that may ultimately be awarded.

   Western Kentucky Division

     In March 1997, Western Kentucky Gas Company ("Western Kentucky Division") was named as a defendant in a lawsuit in the District Court in Danville, Kentucky, as a result of an explosion and fire at a residence in Danville, Kentucky on March 4, 1997. The plaintiffs, Lisa Benedict, et al, who were leasing the residence, suffered serious burns in the accident and alleged that the Western Kentucky Division was negligent in installing and servicing gas lines at the residence. In September 1998, the Company and the plaintiffs entered into a confidential settlement of all claims in this case and the case was dismissed. The majority of the settlement was paid by the Company's insurance carriers with the remainder being borne by the Company and charged to the reserve for litigation losses.

     From time to time, other claims are made and lawsuits are filed against the Company arising out of the ordinary business of the Company. In the opinion of the Company's management, liabilities, if any, arising from these other claims and lawsuits are either covered by insurance, adequately reserved for by the Company or would not have a material adverse effect on the financial condition, results of operations, or cash flows of the Company.

Guarantees

     The Company's wholly-owned subsidiary, UCG Energy, and Woodward Marketing, Inc. ("WMI"), sole members of WMLLC, act as guarantors of up to $12.5 million of balances outstanding under a $30 million bank credit facility for WMLLC. UCG Energy guarantees the payment of up to $5.6 million of borrowings under this facility. No balance was outstanding under this credit facility at September 30, 1998. UCG Energy and WMI also act as joint and several guarantors on certain accounts payable for gas purchases. UCG Energy has agreed to guarantee payables of WMLLC up to $40.0 million of natural gas purchases and transportation services from suppliers. WMLLC payable balances outstanding that were subject to these guarantees amounted to $8.5 million at September 30, 1998.

Environmental matters

     Atmos is the owner or previous owner of manufactured gas plant sites which were used to supply gas prior to availability of natural gas. The gas manufacturing process resulted in certain by-products and residual materials including coal tar. It was an acceptable and satisfactory process at the time such operations were being conducted. Under current environmental protection laws and regulations, the Company may be responsible for response actions with respect to such materials, if response actions are necessary.

     The United Cities Division owns or owned former manufactured gas plant sites in Johnson City and Bristol, Tennessee, Hannibal, Missouri and Americus, Georgia. UCGC and the Tennessee Department of Environment and Conservation entered into a consent order effective January 23, 1997, for the purpose of facilitating the investigation, removal and remediation of the Johnson City site. UCGC began the implementation of the consent order in the first quarter of 1997.

     The Company is unaware of any information which suggests that the Bristol site gives rise to a present health or environmental risk as a result of the manufactured gas process or that any response action will be necessary. The Tennessee Regulatory Authority granted UCGC permission to defer, until its next rate case, all costs incurred in Tennessee in connection with state and federally mandated environmental control requirements.

     On July 22, 1998, Atmos entered into an Abatement Order on Consent with the Missouri Department of Natural Resources addressing the former manufactured gas plant located in Hannibal, Missouri. Atmos, through its United Cities Division, agreed in the order to perform a removal action, a subsequent site evaluation and to reimburse the response costs incurred by the state of Missouri in connection with the property. The removal action was conducted and completed in August 1998 and the site evaluation will be completed in 1999. The Company has requested an Accounting Authority Order from the Missouri Public Service Commission ("MSPC") that would authorize it to defer its response costs related to the Hannibal site. On July 7, 1998, the MPSC Staff recommended that the MPSC approve the application.

     As of September 30, 1998, the Company had incurred and deferred for recovery $1.1 million including $258,000 related to an insurance recoverability study, and accrued and deferred for recovery an additional $750,000 associated with the preliminary survey and invasive study of the Johnson City, Hannibal and Bristol sites.

    On December 16, 1997, the Company, through its United Cities Division, entered into a Settlement Agreement with two other responsible parties at the Americus, Georgia former manufactured gas plant site. UCGC was a former owner of the property. In the Settlement Agreement, the Company agreed to pay $250,000 to resolve its liability for response costs and property damages associated with the site. The Company has paid the $250,000. The agreement contains a covenant not to sue, an indemnification provision from the other parties and gives the other parties all responsibility for investigation and response actions at the site. On October 20, 1998, the Company filed a proposal with the Georgia Public Service Commission for recovery of this amount through a rate rider. In November 1998, the Commission approved recovery through the rate rider which will take affect December 1, 1998.

    Atmos is currently conducting an investigation pursuant to a Consent Order between the Kansas Department of Health and Environment and UCGC. The Order provides for the investigation, and a possible response action, for mercury contamination at gas pipeline sites which utilize or formerly utilized mercury meter equipment in Kansas. As of September 30, 1998, the Company had identified approximately 720 sites where mercury may have been used and had incurred and deferred for recovery $100,000. In addition, based upon available current information, the Company accrued and deferred for recovery an additional $280,000 for the investigation of these sites. The Kansas Corporation Commission has authorized the Company to defer these costs and seek recovery in a future rate case.

    The Company addresses other environmental matters from time to time in the regular and ordinary course of its business. Management expects that future expenditures related to response action at any site will be recovered through rates or insurance, or shared among other potentially responsible parties. Therefore, the costs of responding to these sites are not expected to materially affect the results of operations, financial condition or cash flows of the Company.

6.  Leases

    The Company has entered into noncancelable operating leases for office and warehouse space used in its operations. The remaining lease terms range from one to 20 years and generally provide for the payment of taxes, insurance and maintenance by the lessee. The Company has also entered into capital leases for division offices and operating facilities. Net property, plant and equipment included amounts for capital leases of $3.2 million and $2.3 million at September 30, 1998 and 1997, respectively.

    The related future minimum lease payments at September 30, 1998 were as follows:

                                     Capital   Operating
                                      leases    leases
                                     --------  ---------
                                        (In thousands)

 1999                                $   735     $ 9,633
 2000                                    735       9,199
 2001                                    735       8,810
 2002                                    735       8,679
 2003                                    735       8,172
 Thereafter                            4,119      52,564
                                     -------     -------
Total minimum lease payments           7,794     $97,057
                                                 =======

Less amount representing interest     (4,215)
                                     -------
Present value of net minimum
 lease payments                      $ 3,579
                                     =======

   Consolidated lease and rental expense amounted to $9.2 million, $10.5 million and $9.7 million for fiscal 1998, 1997 and 1996, respectively. Rents for the regulated business are expensed and the Company receives rate treatment as a cost of service on a pay-as-you-go basis.

7.   Long-term debt and notes payable

     Long-term debt at September 30, 1998 and 1997 consisted of the following:

                                                  1998       1997
                                              -----------  ---------

Unsecured 7.95% Senior Notes,                      (In thousands)
 due 2006, payable in annual
 installments of $1,000                         $  8,000   $  9,000
Unsecured 9.57% Senior Notes,
 due 2006, payable in annual
 installments of $2,000                           16,000     18,000
Unsecured 9.76% Senior Notes,
 due 2004, payable in annual
 installments of $3,000                           21,000     24,000
Unsecured 11.2% Senior Notes,
 due 2002, payable in annual
 installments of $2,000                           10,000     12,000
Unsecured 10% Notes, due 2011                      2,303      2,303
Unsecured 6.09% Note, due November 1998           40,000     40,000
Unsecured 8.07% Senior Notes, due 2006,
 payable in annual installments of
 $4,000 beginning 2002                            20,000     20,000
Unsecured 8.26% Senior Notes, due 2014,
 payable in annual installments of
 $1,818 beginning 2004                            20,000     20,000
Unsecured 6.75% Debentures, due 2028             150,000          -
First Mortgage Bonds
 Series J, 9.40% due 2021                         17,000     17,000
 Series N, 8.69% due 2000                          3,000      5,000
 Series P, 10.43% due 2017                        25,000     25,000
 Series Q, 9.75% due 2020                         20,000     20,000
 Series R, 11.32% due 2004                        12,860     15,000
 Series T, 9.32% due 2021                         18,000     18,000
 Series U, 8.77% due 2022                         20,000     20,000
 Series V, 7.50% due 2007                         10,000     10,000
Medium term notes
 Series A, 1995-1, 6.67%, due 2025                10,000     10,000
 Series A, 1995-2, 6.27%, due 2010                10,000     10,000
 Series A, 1995-3, 6.20%, due 2000                 2,000      2,000
Rental property, propane and other
 term notes due in installments
 through 2013                                     21,168     20,879
                                                --------   --------

  Total long-term debt                           456,331    318,182
Less current maturities                          (57,783)   (15,201)
                                                --------   --------
                                                $398,548   $302,981
                                                ========   ========

     In July 1998, the Company issued $150 million of 30-year 6.75% debentures. The proceeds were used to refinance short-term borrowings.

     Most of the Senior Notes and First Mortgage Bonds contain provisions that allow the Company to prepay the outstanding balance in whole at any time, subject to a prepayment premium. The Senior Note agreements and First Mortgage Bond indentures provide for certain cash flow requirements and restrictions on additional indebtedness, sale of assets and payment of dividends. Under the most restrictive of such covenants, cumulative cash dividends paid after December 31, 1988 may not exceed the sum of accumulated net income for periods after December 31, 1988 plus $15.0 million. At September 30, 1998, approximately $60.9 million of retained earnings was unrestricted.

     As of September 30, 1998, all of the Greeley Division utility plant assets with a net book value of approximately $88.3 million are subject to a lien under the 9.4% Series J First Mortgage Bonds assumed by the Company in the acquisition of Greeley Gas Company. Also, substantially all of the United Cities Division utility plant assets, totaling approximately $324.7 million, are subject to a lien under the Indenture of Mortgage of the Series N through V First Mortgage Bonds.

    Based on the borrowing rates currently available to the Company for debt with similar terms and remaining average maturities, the fair value of long-term debt at September 30, 1998 and 1997 is estimated, using discounted cash flow analysis, to be $489.0 million and $348.3 million, respectively. It is not currently advantageous for the Company to refinance its long-term debt because of costs of prepayment required in the various debt agreements.

    Maturities of long-term debt at September 30, 1998 are as follows (in thousands):

                1999          $ 57,783
                2000            16,389
                2001            17,934
                2002            15,823
                2003            22,745
                Thereafter     325,657
                              --------
                              $456,331
                              ========

Short-term debt

 Committed credit facilities

     The Company has two short-term committed credit facilities. The committed lines are renewed or renegotiated at least annually. One short-term, unsecured credit facility from a group of eight banks is for $250 million. This facility expires in August 1999. No balance was outstanding under it at September 30, 1998. This facility requires a commitment fee of .06% on the unused portion. A second facility is for $12 million with a single bank. This facility expires March 31, 1999. It requires a commitment fee of .075% on the unused portion.

 Uncommitted credit facilities

     The Company also has unsecured short-term uncommitted credit lines from three banks totaling $80 million, of which $25.6 million was unused as of September 30, 1998. These uncommitted lines expire at various dates from May through August 1999, and are renewed or renegotiated at least annually. The uncommitted lines have varying terms and the Company pays no fee for the availability of the lines. Borrowings under these lines are made on a when and as-available basis at the discretion of the banks. The weighted average interest rate on short-term borrowings outstanding was 6.2% and 6.1% at September 30, 1998 and 1997, respectively.

 Commercial paper program

     The Company implemented a $250 million commercial paper program in October 1998. It is supported by the $250 million committed line of credit described above. The Company's commercial paper was rated A-2 by Standard and Poor's and P-2 by Moody's.

8.   Statement of cash flows supplemental disclosures

     Supplemental disclosures of cash flow information for 1998, 1997 and 1996 are presented below.

                   1998     1997     1996
                  -------  -------  -------
                       (In thousands)
Cash paid for
  Interest        $29,980  $25,216  $32,778
  Income taxes    $25,598  $ 9,736  $14,562

9.  Common stock and stock options

Shareholders' Rights Plan

    On November 12, 1997, the Board of Directors approved a new Rights Agreement to become effective upon the expiration of the then existing Rights Agreement on May 10, 1998. Under the Rights Agreement, each right ("Right") will entitle the holder thereof, until May 10, 2008 or the date of redemption the Rights, to buy two additional shares of Common Stock of the Company at the exercise price of $80.00, subject to adjustment. At no time will the Rights have any voting rights. The exercise price payable and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. At the date upon which the rights become separate from the Company's Common Stock (the "Distribution Date"), the Company will issue one right with each share of Common Stock that becomes outstanding so that all shares of Common Stock will have attached Rights. After the Distribution Date, the Company may issue Rights when it issues Common Stock if the Board deems such issuance to be necessary or appropriate.

    The Rights will separate from the Common Stock and a Distribution Date will occur upon the occurrence of certain events specified in the Agreement, including but not limited to, the acquisition by certain persons of at least 10% of the beneficial ownership of the Company's Common Stock. The Rights have certain anti-takeover effects and may cause substantial dilution to a person or entity that attempts to acquire the Company on terms not approved by the Board of Directors except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, prior to the time that the Rights become exercisable or transferable, the Rights may be redeemed by the Company at $.01 per Right.

Shares issued under various plans

     The following table presents the number of shares issued under various plans in 1998 and 1997, as well as the number of shares available for future issuance at September 30, 1998.

                                                            Shares available
                                                            for issuance at
                                            Shares issued     September 30,
                                            1998     1997        1998
                                          -------   -------     -------
Restricted Stock Grant Plan               114,250   100,000     788,250
Employee Stock Ownership Plan              52,473   212,327     460,398
Direct Stock Purchase Plan                531,353    85,243     968,217
Outside Directors
 Stock-For-Fee Plan                         2,306     3,008      42,379
United Cities Long-term
 Stock Plan                                55,500         -     194,500



 Restricted Stock Grant Plan

     The Company's Restricted Stock Grant Plan ("Plan") for management and key employees of the Company, which became effective October 1, 1987 and was amended and restated in November 1997, provides for awards of common stock that are subject to certain restrictions. The Plan is administered by the Board of Directors. The members of the Board who are not employees of the Company make the final determinations regarding participation in the Plan, awards under the Plan, and restrictions on the restricted stock awarded. The restricted stock may consist of previously issued shares purchased on the open market or shares issued directly from the Company. During 1998 the Company increased the number of shares of its common stock that may be issued under the plan by 650,000 shares. Compensation expense of $1,238,000, $437,000 and $795,000 was recognized in 1998, 1997 and 1996, respectively, in connection with the issuance of shares under the Plan.

 Employee Stock Ownership Plan

     Atmos has an Employee Stock Ownership Plan ("ESOP") and the United Cities Division has a 401(k) savings plan, as discussed in Note 10. The ESOP will be amended effective January 1, 1999, as is more fully discussed in Note 10.

 Direct Stock Purchase Plan

     The Company also has a Direct Stock Purchase Plan ("DSPP"). Participants in the DSPP may have all or part of their dividends reinvested at a 3% discount from market prices. DSPP participants may purchase additional shares of Company common stock as often as weekly with voluntary cash payments of at least $25, up to an annual maximum of $100,000.

 Outside Directors Stock-For-Fee Plan

          In November 1994, the Board adopted the Outside Directors Stock-for-Fee Plan, which was approved by the shareholders of the Company in February 1995 and was amended and restated in November 1997. The plan permits non-employee directors to receive all or part of their annual retainer and meeting fees in stock rather than in cash.

 United Cities Long-term Stock Plan

          Prior to the UCGC merger, certain officers and key employees of UCGC were covered under UCGC's Long-term Stock Plan implemented in 1989. At the time of the UCGC merger on July 31, 1997, Atmos adopted this plan by registering a total of 250,000 shares of Atmos stock to be issued under the Long-term Stock Plan for the United Cities Division. Under this plan, incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock or any combination thereof may be granted to officers and key employees of the United Cities Division. During 1998, 55,500 options and rights were exercised under the plan. At September 30, 1998, there were 26,500 options outstanding. No incentive stock options, nonqualified stock options, stock appreciation rights, or restricted stock have been granted under the plan since 1996.

          In October 1995, the FASB issued Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." This statement establishes a fair-value-based method of accounting for employee stock options or similar equity instruments and encourages, but does not require, all companies to adopt that method of accounting for all of their employee stock compensation plans. SFAS 123 allows companies to continue to measure compensation cost for employee stock options or similar equity instruments using the intrinsic value method of accounting described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue using this method. Because of the limited nature of the Company's stock-based compensation plans, the effect of adoption of SFAS 123 would not materially impact reported earnings per share.

 Long-term Incentive Plan

    On August 12, 1998, the Board of Directors approved and adopted the 1998 Long-Term Incentive Plan (the "LTIP"), which became effective October 1, 1998, subject to the approval of the shareholders of the Company at the Annual Meeting of Shareholders on February 10, 1999. The LTIP represents a part of the Company's total rewards strategy, which the Company developed as a result of a study it conducted of all employee, executive and non-employee director compensation and benefits. The LTIP is a comprehensive, long-term incentive compensation plan, providing for discretionary awards of incentive stock options, non-qualified stock options, stock appreciation rights, bonus stock, restricted stock and performance-based stock to help attract, retain, and reward employees and non-employee directors of the Company and its subsidiaries. The maximum aggregate number of shares that may by issued under the LTIP shall not exceed 1,500,000 shares of common stock.

10. Employee retirement and stock ownership plans

    In fiscal 1998, the Company adopted SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits." The Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Disclosures for earlier periods have been restated as required by SFAS No. 132.

 Defined benefit plans

    As of September 30, 1998, the Company had four defined benefit pension plans, covering the Western Kentucky Division employees, the Greeley Division employees, the United Cities Division employees, and the fourth covering all other Atmos employees. The plans provide similar benefits to all employees. Prior to January 1, 1999, the benefits are based upon years of service and the highest paid five consecutive calendar years of compensation within the last 10 years of employment.

    Effective January 1, 1999, the plans will be merged into the Western Kentucky Gas plan, and will be known as the Pension Account Plan which will cover all employees of the Company. Participants will have an opening account balance established for them as of January 1, 1999 equal to the present value of their respective accrued benefits under the pension plans as of December 31, 1998. The Pension Account Plan will credit an allocation to each participant's account at the end of each year according to a formula based on his age, service and total pay (excluding incentive pay).

    The Pension Account Plan provides for an additional annual allocation based upon a participant's age as of January 1, 1999 for those participants who were participants in the prior pension plans. The plan will credit this additional allocation each year through December 31, 2008. In addition, at the end of each year, a participant's account will be credited with interest on the employee's prior year account balance. A special grandfather benefit also applies through December 31, 2008, for participants who will be at least age 50 as of January 1, 1999, and who were participants in one of the prior plans on December 31, 1998. Participants are fully vested in their account balances after five years of service and may choose to receive their account balances as a lump sum or an annuity. The obligations shown as of September 30, 1998 anticipate the changes which will be effective January 1, 1999.

    The Company's funding policy is to contribute annually an amount in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

 Supplemental Executive Benefits Plan

    The Company has a nonqualified Supplemental Executive Benefits Plan ("Supplemental Plan") which provides additional pension, disability and death benefits to the officers and certain other employees of the Company. The supplemental plan was amended and restated in November 1997. In addition, in August 1998, the Company adopted the Performance-Based Supplemental Executive Benefits Plan, which will cover all employees who become officers or business unit presidents after August 12, 1998.

    The following table sets forth the combined total for the four defined benefit pension plans and the Supplemental Plan's funded status for 1998 and 1997:

                                     1998       1997
                                   ---------  ---------

Change in benefit obligation:
  Benefit obligation at
    beginning of year              $247,948   $235,943
  Service cost                        5,761      6,124
  Interest cost                      17,901     16,054
  Curtailments/Special
    termination benefits             (2,645)     4,557
  Plan amendments                   (14,041)     2,314
  Actuarial (gain)/loss              15,028     (6,561)
  Benefits paid                     (14,937)   (10,483)
                                   --------   --------
  Benefit obligation at
    end of year                     255,015    247,948
                                   --------   --------
Change in plan assets:
  Fair value of plan assets
    at beginning of year            259,852    224,699
  Actual return on plan assets       40,062     42,416
  Employer contribution               1,731      3,219
  Benefits paid                     (14,937)   (10,482)
                                   --------   --------
  Fair value of plan assets
    at end of year                  286,708    259,852
                                   --------   --------

Funded status                        31,693     11,904

Unrecognized transition asset          (294)      (414)
Unrecognized prior service cost        (524)    13,490
Unrecognized net (gain)/loss        (38,844)   (35,681)
                                   --------   --------
Accrued pension cost
  (net amount recognized)          $ (7,969)  $(10,701)
                                   ========   ========

                                          1998   1997
                                          -----  -----
 Weighted average assumptions
  for end of year disclosure:
        Discount rate                      7.0%   7.5%
        Rate of compensation increase      4.0%   4.0%
        Expected return on plan assets     9.0%   9.0%

    The plan assets consist primarily of investments in common stocks, interest bearing securities and interests in commingled pension trust funds.

    The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $36.8 million, $31.4 million, and none, respectively, as of September 30, 1998, and $30.8 million, $26.0 million, and none, respectively, as of September 30, 1997.

    Net periodic pension cost for the combined pension benefit plans for 1998, 1997 and 1996 included the following components:

                                                1998        1997       1996
                                              --------   ---------  --------
                                                      (In thousands)
Components of net periodic
 pension cost:
  Service cost                                $  5,761   $  6,903   $  6,786
  Interest cost                                 17,901     17,234     16,288
  Expected return on assets                    (23,249)   (19,730)   (18,695)
  Amortization of:
   Transition obligation/(asset)                  (146)      (335)      (354)
   Prior service cost                            1,660      1,731      1,048
   Actuarial (gain)/loss                        (1,091)       390        279
                                              --------   --------   --------
   Net periodic pension cost                       836      6,193      5,352
Curtailment (gain)/loss and
   special termination benefits                 (1,840)     4,758         56
                                              --------   --------   --------
Total pension cost accruals                   $ (1,004)   $10,951     $5,408
                                              ========   ========   ========

   Employee Stock Ownership Plan

     Atmos sponsors an ESOP for employees other than those in the United Cities Division. Full-time employees who have completed one year of service, as defined in the plan, are eligible to participate. Each participant enters into a salary reduction agreement with the Company pursuant to which the participant's salary is reduced by an amount not less than 2% nor more than 10%. Taxes on the amount by which the participant's salary is reduced are deferred pursuant to Section 401(k) of the Internal Revenue Code. The amount of the salary reduction is contributed by the Company to the ESOP for the account of the participant. The Company may make a matching contribution for the account of the participant in an amount determined each year by the Board of Directors, which amount must be at least equal to 25% of all or a portion of the participant's salary reduction. For the 1998 plan year, the Board of Directors elected to match 100% of each participant's salary reduction contribution up to 4% of the participant's salary. Matching contributions to the ESOP amounted to $1.8 million, $2.1 million, and $1.9 million for 1998, 1997 and 1996, respectively. The directors may also approve discretionary contributions, subject to the provisions of the Internal Revenue Code of 1986 and applicable regulations of the Internal Revenue Service. The Company recorded a charge of $1.5 million for a discretionary contribution in the year ended September 30, 1996. No discretionary contributions were made for 1997 and 1998. Company contributions to the plan are expensed as incurred. The Company's ESOP has been amended effective January 1, 1999 to provide for deferral of a portion of a participant's salary of up to 21%. In addition, among other changes to the ESOP as of January 1, 1999, participants will be provided with automatic matching contributions of 100% of each participant's salary reduction up to 4% of the participant's salary, and will be provided the option of taking out loans against their ESOP accounts, subject to certain restrictions.

 401(k) savings plan

     The Company sponsors a 401(k) savings plan for the United Cities Division employees. The plan allows participants to make contributions toward retirement savings. Each participant may contribute up to 15% of qualified compensation. For employee contributions up to 6% of the participant's qualified compensation, the Company will contribute 30% of the employee's contribution. The Company may also contribute up to an additional 20% of the employee's contribution based on certain criteria specified in the plan. Effective January 1, 1995, any additional contribution made by the Company will be through the issuance of the Company's common stock. The Company contributed $648,000 for the year ended September 30, 1998, $694,000 for the nine months ended September 30, 1997, and $826,000 for the year ended December 31, 1996. This 401(k) savings plan will be merged into the ESOP effective January 1, 1999, and the United Cities Division employees will receive the same benefits as other Atmos employees.

11.   Other postretirement benefits

      Atmos sponsors two postretirement plans other than pensions. Each provides health care benefits to retired employees. One provides benefits to the United Cities Division retirees and the other provides medical benefits to all other retired Atmos employees.

      Substantially all of the Company's employees become eligible for these benefits if they reach retirement age while working for the Company and attain certain specified years of service. Although specific terms of the two plans are different, participant contributions are required under these plans.

      Effective January 1, 1999, the United Cities plan will provide benefits to future retirees that are essentially the same as provided to other Atmos employees. The obligations as of September 30, 1998 anticipate this plan change.

       The following table sets forth the combined total for the two postretirement plans other than pensions:


                                             1998       1997
                                          ----------  ---------
Change in benefit obligation:                (In thousands)
  Benefit obligation at
       beginning of year                   $ 53,295   $ 46,801
  Service cost                                1,659      1,734
  Interest cost                               3,809      3,208
  Plan participants' contributions              382        275
  Curtailments/Special
       termination benefits                   2,125      2,292
  Plan amendments                             1,888      2,427
  Actuarial (gain)/loss                       6,210        135
  Benefits paid                              (4,874)    (3,577)
                                           --------   --------
  Benefit obligation at
       end of year                           64,494     53,295

Change in plan assets:
  Fair value of plan assets
       at beginning of year                   5,614      4,642
  Actual return on plan assets                  295        249
  Employer contribution                       4,963      4,024
  Plan participants' contribution               382        276
  Benefits paid                              (4,874)    (3,577)
                                           --------   --------
  Fair value of plan assets
       at end of year                         6,380      5,614
                                           --------   --------

Funded status                               (58,114)   (47,681)

Unrecognized transition
       obligation                            23,243     30,131
Unrecognized prior service cost               3,614      2,125
Unrecognized net loss                         8,571        996
                                           --------   --------
Accrued pension cost
       (net amount recognized)             $(22,686)  $(14,429)
                                           ========   ========


                                     1998   1997
                                     -----  -----
Weighted average assumptions
 for end of year disclosure:
  Discount rate                       7.0%   7.5%
  Rate of compensation increase       4.0%   4.0%
  Expected return on plan assets      5.3%   5.3%
  Initial trend rate                  9.0%   7.5%
  Ultimate trend rate                 4.5%   5.0%
  Number of years from initial to
   ultimate trend                       6      3

     Net periodic pension cost for the combined postretirement benefit plans for 1998, 1997 and 1996 included the following components:


                                      1998      1997      1996
                                    --------  --------  --------
                                           (In thousands)
Components of net periodic
 pension cost:
  Service cost                      $ 1,659   $ 1,772    $1,622
  Interest cost                       3,810     3,467     3,260
  Expected return on assets            (235)     (225)     (196)
  Amortization of:
    Transition obligation/(asset)     1,862     1,994     1,994
    Prior service cost                  269       202         -
    Actuarial (gain)/loss               (58)        4        98
                                    -------   -------    ------
    Net periodic pension cost         7,307     7,214     6,778

  Curtailment (gain)/ loss and
    special termination benefits      5,915     3,043         -
                                    -------   -------    ------
  Total pension cost accruals       $13,222   $10,257    $6,778
                                    =======   =======    ======

     Assumed health care cost trend rates have a significant effect on the amounts reported for the plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on the latest actuarial calculations:


                                1-Percentage                1-Percentage
                               Point Increase              Point Decrease
                               ---------------             --------------
                                             (In thousands)
Effect on total of
 service and interest
 cost components                    $  504                     $  (495)

Effect on postretirement
 benefit obligation                 $6,890                     $(5,828)

     The Company is currently recovering other postretirement benefits ("OPEB") costs through its regulated rates under SFAS No. 106 accrual accounting in Colorado, Kansas, the majority of its Texas service area and in Kentucky (effective November 1, 1995). It receives rate treatment as a cost of service item for OPEB costs on the pay-as-you-go basis in Louisiana. OPEB costs have been specifically addressed in rate orders in each jurisdiction served by the United Cities Division or have been included in a rate case and not disallowed. However, the Company was required to recover the portion of the UCGC transition obligation applicable to Virginia operations over 40 years, rather than 20 years, as in other states. Management believes that accrual accounting in accordance with SFAS No. 106 is appropriate and will continue to seek rate recovery of accrual-based expenses in its ratemaking jurisdictions that have not yet approved the recovery of these expenses.

12.   Earnings Per Share

      In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all historical periods presented have been restated to conform to the Statement 128 requirements. Adoption of Statement 128 did not change the fully diluted earnings per share amounts for the years ended September 30, 1997 and 1996. Reconciliations of the numerators and denominators of the basic and diluted per-share computations for net income for 1998 are as follows:

                                                                        Income      Shares     Per-Share
                                                                     (Numerator) (Denominator)  Amount
                                                                     ----------- -------------  --------
                                                                  (In thousands, except per share amounts)
Basic EPS:
  Income available to
    common stockholders                                               $55,265       29,822          $1.85
                                                                                                =========
Effect of dilutive securities:
  Restricted stock                                                          -          199
  Stock options                                                             -           10
                                                                     --------    ---------
Diluted EPS:
  Income available to
    common stockholders and
    assumed conversions                                              $55,265        30,031         $1.84
                                                                     ========    =========      ========

13.   Related Party Transactions

      Included in purchased gas cost were purchases from WMLLC of $124.7 million, $103.0 million and $46.9 million in 1998, 1997, and 1996, respectively. Volumes purchased were 53.4 billion cubic feet ("Bcf"), 38.6 Bcf and 21.7 Bcf in 1998, 1997 and 1996, respectively. These purchases were made in a competitive open bidding process and reflect market prices. Average prices per thousand cubic feet ("Mcf") for gas purchased from WMLLC were $2.33, $2.67 and $2.17 in 1998, 1997 and 1996, respectively.

Management's responsibility for financial statements

    Management is responsible for the preparation, presentation and integrity of the financial statements and other financial information in this report. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, and include estimates and judgments made by management that were necessary to prepare the statements in accordance with such accounting principles.

    The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded from loss and that transactions are executed and recorded in accordance with established procedures. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed related benefits. The system of internal accounting controls is supported by written policies and guidelines, internal auditing and the careful selection and training of qualified personnel.

    The financial statements have been audited by the Company's independent auditors. Their audit was made in accordance with generally accepted auditing standards, as indicated in the Report of Independent Auditors, and included a review of the system of internal accounting controls and tests of transactions to the extent they considered necessary to carry out their responsibilities for the audit.

    Management has considered the internal auditors' and the independent auditors' recommendations concerning the Company's system of internal control and has taken actions that are believed to be cost-effective in the circumstances to respond appropriately to these recommendations. The Audit Committee of the Board of Directors meets periodically with the internal auditors and the independent auditors to discuss the Company's internal accounting controls, auditing and financial reporting matters.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

Board of Directors
Atmos Energy Corporation

    We have audited the accompanying consolidated balance sheets of Atmos Energy Corporation at September 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of United Cities Gas Company, wholly owned by Atmos Energy Corporation (see Note 2), which statements reflect total revenues of $402,947,000 for the year ended December 31, 1996. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to data included for United Cities Gas Company is based solely on the report of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atmos Energy Corporation at September 30, 1998 and 1997, and its consolidated results of operations and its cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.

                                                            Ernst & Young LLP

Dallas, Texas
November 10, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

     This section provides management's discussion of Atmos Energy Corporation's ("the Company" or "Atmos") financial condition, cash flows and results of operations with specific information on liquidity, capital resources and results of operations. It includes management's interpretation of such financial results, the factors affecting these results, the major factors expected to affect future operating results, and future investment and financing plans. This discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto.

Cautionary Statement for the Purposes of the Safe Harbor under the Private Securities Litigation Reform Act of 1995

     The matters discussed or incorporated by reference in this Annual Report may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements made in good faith by the Company and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. When used in this Report or in any of the Company's other documents or oral presentations, the words "anticipate," "expect," "estimate," "plans," "believes," "objective," "forecast," "goal" or similar words are intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements relating to the Company's operations, markets, services, rates, recovery of costs, availability of gas supply, and other factors. These risks and uncertainties include, but are not limited to, national, regional and local economic and competitive conditions, regulatory and business trends and decisions, technological developments, Year 2000 issues, inflation rates, weather conditions, and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company.

          Accordingly, while the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will be realized or will approximate actual results.

Organization

          The Company distributes and sells natural gas through 1,004,532 meters in service areas located in Texas, Louisiana, Kentucky, Colorado, Kansas, Illinois, Tennessee, Iowa, Virginia, Georgia, South Carolina and Missouri. The Company also transports gas for others through parts of its distribution system. Its non-utility operations include a propane operation; a leasing and rental operation; and an energy services operation that includes storage, gas marketing, irrigation and energy services.

          The Company's primary source of revenues, net income and cash flows is its utility business which is composed of five local distribution companies that are operated as divisions of Atmos. For additional information about these businesses, please see the "Description of Business" section of Note 1 in the accompanying notes to consolidated financial statements.

          Each segment's contribution to net income is reflected in the table below:

                                                  Year ended September 30,
                                                   1998    1997     1996
                                                 -------  -------  ------
Utility                                           76.3 %   71.3 %   77.5%
Propane                                           (0.1)%    (.4)%    3.1%
Leasing / Rental                                   5.9 %    4.7 %    3.0%
Storage and Energy Services                       17.9 %   24.4 %   16.4%
                                                 ------   ------   -----
Total                                            100.0 %  100.0 %  100.0%

Acquisitions and mergers

          The Company has expanded its customer base and sought to diversify the regulatory climates, weather patterns and local economic conditions to which it is subject through acquisitions in fiscal years 1997, 1994, 1987, and 1986. The Company plans to continue its acquisition strategy to add new customers and service areas for both natural gas and propane. It has an excellent track record of acquiring local distribution company ("LDC") operations and achieving synergies and benefits quickly, while preserving brand equity.

          In addition to growing through acquisitions, the Company's strategy includes running the utility operations exceptionally well, increasing the size and market share of non-utility operations (gas marketing, related storage and energy services and propane) and developing plans to participate in retail services behind the meter.

Ratemaking procedures

          The Company's five utility divisions are regulated by various state or local public utility authorities. The method of determining regulated rates varies among the 12 states in which the Company has utility operations. It is the responsibility of the regulators to determine that utilities under their jurisdiction operate in the best interests of customers while providing the utilities the opportunity to earn a reasonable return on investment.

          In a general rate case, the applicable regulatory authority, which is typically the state public utility commission, establishes a base margin, which is the amount of revenue authorized to be collected from customers to recover authorized operating expense (other than the cost of gas), depreciation, interest, taxes and return on rate base. The utility divisions perform annual deficiency studies for each rate jurisdiction to determine when to file rate cases, which are typically filed every two to five years.

          Substantially all of the sales rates charged by the Company to its customers fluctuate with the cost of gas purchased by the Company. Rates established by regulatory authorities are adjusted for increases and decreases in the Company's purchased gas cost through automatic purchased gas adjustment mechanisms. Therefore, while the Company's operating revenues may fluctuate, gross profit (which is defined as operating revenues less purchased gas cost) is generally not eroded or enhanced because of gas cost increases or decreases.

          The Georgia Commission and Tennessee Regulatory Authority have approved Weather Normalization Adjustments as discussed below under "Weather and Seasonality."

          The Company received rate reductions of $1.8 million in 1998, and rate
increases totaling $9.4 million in 1997, and $6.8 million in 1996.   For further
information regarding rate activity please see Note 3, "Rates," in notes to consolidated financial statements.

Weather and seasonality

          The Company's natural gas and propane distribution businesses and irrigation sales business are seasonal due to weather conditions in the Company's service areas. Natural gas sales to residential, commercial, and public customers and propane sales are affected by winter heating season requirements. Sales to industrial customers are much less weather sensitive. Sales to agricultural customers (who use natural gas to power irrigation pumps) during the period from April through September are affected by rainfall amounts. These factors generally result in higher operating revenues and net income during the period from October through March of each year and lower operating revenues, and either net losses or lower net income during the period from April through September of each year. Degree day information is shown below. For further information regarding the impact of weather and seasonality on operating results, see the Supplementary Quarterly Financial Data following the notes to consolidated financial statements herein.

                               Year ended September 30,
                                1998        1997    1996
                               ------      ------  ------
Sales volumes - Bcf             159.4       164.2   178.3
Transportation volumes  Bcf      56.2        48.8    44.1
                               ------      ------  ------
  Total                         215.6       213.0   222.4
                               ======      ======  ======
Degree days:
  Actual                        3,799       3,909   4,043
  Normal                        3,989       3,990   3,990
  % of normal                      95%         98%    101%

          The Georgia Public Service Commission and the Tennessee Regulatory Authority have approved Weather Normalization Adjustments ("WNA"). The WNA, effective October through May each year in Georgia and November through April each year in Tennessee, allow the United Cities Division to increase the base rate portion of customers' bills when weather is warmer than normal and decrease the base rate when weather is colder than normal. The net effect of the WNA was an increase/(decrease) in revenues of $.7 million, $2.6 million and $(2.6) million in 1998, 1997 and 1996, respectively. Approximately 170,000 of the Company's customers are located in Georgia and Tennessee.

          The Company has not sought weather normalization clauses in its other rate jurisdictions because of the effect of its geographical diversification strategy and the potential for increased profits in unusually cold years.

Year 2000 issues

     The Year 2000 issue arose because many computer systems and software applications as well as embedded computer chips in plant and equipment currently in use were constructed using an abbreviated date field that eliminates the first two digits of the year. On January 1, 2000, these systems, applications and embedded computer chips may incorrectly recognize the date as January 1, 1900. Accordingly, many computer systems and software applications, as well as embedded chips, may incorrectly process financial and operating information or fail to process such information completely. The Company recognized this problem and is addressing its potential effects on its computer systems, software applications and plant and equipment.

State of readiness

     In October 1996, the Company established its Year 2000 Project Team with the mission of ensuring that all critical systems, facilities and processes are identified, analyzed for Year 2000 compliance, corrected if necessary, and tested if changes are necessary. The Year 2000 Project Team is headed by an officer of the Company and consists of representatives from all business units and shared services units of the Company. The Company, including all of its departments and business units, has a Year 2000 strategy in place and has begun the implementation of the Year 2000 plan to manage and minimize risks associated with the Year 2000 issues.

     The Company has also obtained an assessment from an independent consulting firm, who specializes in such matters, of the risks posed for the Company and its business units by the Year 2000 issue, including an assessment of its risks in every area involving the use of computer technology and an assessment of the business and legal risks created for the Company by the Year 2000 issues. Such assessment also includes the risks associated with the Company's embedded technologies such as micro-controllers or microchips embedded in non-information technology-related equipment.

     With respect to information technology ("IT") systems, the Company has conducted an inventory of and is evaluating and reviewing its application software on all platforms such as the mainframe, local area network and personal computers. Concerning non-IT systems, including embedded technology, the Company has conducted an inventory of and is reviewing and evaluating all of its telecommunications, security access and building control systems, forms, reports and other business processes and activities as well as the equipment and facilities utilized in the Company's gas distribution and storage systems. In addition, several members of the Year 2000 Project Team have completed training on an American Gas Association-sponsored database relating to testing of embedded technology. This database will help expedite the review and compliance efforts related to embedded technology.

     The Company's Year 2000 plan includes specific timetables for the following categories of tasks for each of its shared services units and business units with respect to both IT systems and embedded technology as follows:

     -Identification of Year 2000 issues--substantially completed; -Prioritization of Year 2000 issues--substantially completed
     -Estimation of total Year 2000-related costs--in process -and to be completed by December 31, 1998;
     -Implementation of Year 2000 solutions--in process and to be completed by
       May 31, 1999;
     -Testing of Year 2000 solutions--in process and to be completed by
       September 30, 1999;
     -Certification of Year 2000 compliance by third party vendors and suppliers--in process and to be completed by September 30, 1999; -Monitoring of all systems for changes in current systems that would require changes in Year 2000 plan--in process and to be completed by September 30, 1999;
     -Development of Year 2000 contingency plans--in process and to be completed by March 31, 1999; and
     -Final Year 2000 tests--to be conducted starting September 30, 1999.

     The Company is also currently in the process of conducting an inventory and review of computer systems provided by outside vendors. The Year 2000 Project Team is contacting all vendors to coordinate their Year 2000 compliance schedules with those of the Company. The Company is requiring vendors who provide mission critical goods or services to submit to the Company their compliance plans and to certify compliance in order to continue to do business with the Company. As discussed, the Company is also in the process of testing vendor products that provide mission critical goods or services to ensure their Year 2000 compliance. In addition, the Company has identified its key suppliers, including gas suppliers, and is communicating with them for the purpose of evaluating the status of their solutions to their respective Year 2000 issues. The expected date of completion of these procedures is September 30, 1999.

Costs to address Year 2000 issues

     As of September 30, 1998, the Company had incurred a total of less than $300,000 in fees and expenses in connection with its Year 2000 efforts. The Company currently expects to spend no more than $1.0 million directly on its Year 2000 efforts by December 31, 1999. As part of its normal systems upgrade in the ordinary course of business, the Company is in the process of replacing its customer information system, accounting and financial reporting system, and human resources system with systems that happen to be Year 2000 compliant. However, the installation of these systems was not accelerated in an attempt to deal with the Year 2000 issues.

Risks of Year 2000 issues and contingency plans

     The Company has identified what it believes are its most significant worst case Year 2000 scenarios. These scenarios are (i) interference with the Company's ability to receive and deliver gas to customers; (ii) interference with the Company's ability to communicate with customers; and (iii) the temporary inability to send invoices to and receive payments from customers.

     The most likely primary business risk associated with the Year 2000 issues is the Company's ability to continue to transport and distribute gas to its customers without interruption. In the event the Company and/or its suppliers and vendors are unable to remediate the Year 2000 issues prior to January 1, 2000, operations of the Company could be significantly impacted. In order to mitigate this risk, the Company is developing a contingency plan to continue operations through manual intervention and other procedures should it become necessary to do so. Such procedures are expected to include back-up power supply for its critical distribution and storage operations and, if necessary, curtailment of supply. The Company's storage capacity could be used to supplement system supply in the event its suppliers can not make deliveries. The Company expects to complete its operational contingency plan by March 31, 1999.

     With respect to the communications with customers, which is heavily reliant on services provided by third parties, the Company is in the process of evaluating Year 2000 compliance by such third parties and will be developing contingency plans to address any worst case scenarios that may be determined after such evaluations are complete. Concerning the billing and payment systems, as previously discussed, the Company is in the process of replacing its customer information system, accounting and financial reporting system, and human resources system with systems that are Year 2000 compliant, which should substantially diminish the risk of Year 2000 issues. Nevertheless, the Company will be developing contingency plans by March 31, 1999 in case the billing and payment systems prove not to be Year 2000 compliant.

     Despite the Company's efforts, there can be no assurance that all material risks associated with Year 2000 issues relating to systems within its control will have been adequately identified and corrected before the end of 1999. However, as the result of its Year 2000 plan and the replacement of the customer information system, accounting and financial reporting system, and human resources system in 1999, the Company does not believe that in the aggregate, Year 2000 issues with respect to both its own IT and non-IT systems will be material to its business, operations or financial condition. On the other hand, while the Company is in the process of researching the Year 2000 readiness of its suppliers and vendors, the Company can make no representation regarding the Year 2000 compliance status of systems or parties outside its control, and currently cannot assess the effect on it of any non-compliance by such systems or parties.

     All statements concerning Year 2000 issues other than historical statements, including, without limitation, estimated costs and the projected timetable of Year 2000 compliance, constitute "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements should be read in conjunction with the Company's disclosures under the heading "Cautionary Statement for the Purposes of the Safe Harbor under the Private Securities Litigation Reform Act of 1995" at the beginning of Management's Discussion and Analysis.

Environmental matters

     The Company is involved in certain environmental matters as discussed in
Note 5 "Contingencies" of notes to consolidated financial statements.

RESULTS OF OPERATIONS

Year ended September 30, 1998 compared with year ended September 30, 1997

     To assist in management's discussion of results of operations, the following table presents the effects of certain non-recurring charges and weather on reported consolidated net income. Earnings per share amounts presented in this discussion are on a diluted basis.

                                               Year ended September 30,
                                     1998               1997               1996
                              -----------------  -----------------  -----------------
                                          Per               Per                 Per
                               Amount    Share    Amount    Share    Amount    Share
                              --------  -------  --------  -------  --------  -------
                                    (In thousands, except per share data)

Net income as reported         $55,265    $1.84   $23,838   $  .81   $41,151   $ 1.42

Non-recurring charges:
 Management
  reorganization                     -        -     2,800      .10         -        -
 Reserve for
  integration costs                  -        -    12,630      .43         -        -
 Sale of assets                 (2,244)    (.07)        -        -         -        -
                               -------    -----   -------   ------   -------   ------
Normalized net income
 except for effects
 of weather                     53,021     1.77    39,268     1.34    41,151     1.42

Effects of weather               3,485      .11     3,571      .12    (1,838)    (.06)
                               -------    -----   -------   ------   -------   ------
Normalized net income          $56,506    $1.88   $42,839   $ 1.46   $39,313   $ 1.36
                               =======    =====   =======   ======   =======   ======

Net income as reported

     For the fiscal year ended September 30, 1998, the Company reported net income of $55.3 million, or $1.84 per diluted share, on operating revenues of $848.2 million. The 1998 net income includes one-time gains totaling $2.2 million or $.07 per diluted share, from the sales of real estate and equipment owned by UCG Energy. Although revenues for 1998 were lower as a result of winter weather that was 5% warmer than normal, as well as warmer than last year, earnings improved due to gains on asset sales, lower operation and maintenance expenses and increased irrigation sales. Operations and maintenance expenses were lower for 1998 due to a company-wide restructuring of the organization and Atmos' integration of

United Cities Gas Company. Sales of gas in Texas to farmers for fueling irrigation pumps increased due to hot and dry summer weather in 1998. Irrigation volumes increased 34% in 1998 compared with 1997. Utility operations contributed about 76% of 1998 net income, with non-utility operations generating about 24%.

          For the fiscal year ended September 30, 1997, the Company reported net income of $23.8 million, or $.81 per share, on operating revenues of $906.8 million. The 1997 net income included the effects of non-recurring after-tax charges related to management reorganization ($2.8 million or $.10 per share) and reserves related to the UCGC merger and integration ($12.6 million or $.43 per share). Excluding the effect of these charges, the Company's net income would have been $39.3 million or $1.34 per share in 1997, compared with $41.2 million, or $1.42 per share for 1996. The 1997 results include UCGC, which merged with Atmos effective July 31, 1997, and operating results for years prior to the merger have been restated to reflect the pooling of interests accounting which was used for the merger.

Non-recurring charges

          In 1998 the Company sold the office building in which UCGC had headquartered its operation in Brentwood, Tennessee; two office buildings and a piece of land in Franklin, Tennessee UCGC had held for investment; and an airplane. The Company realized a pre-tax gain on the sale of assets totaling $3.3 million or $2.2 million after-tax.

          In 1997 the Company completed a management reorganization and recorded a charge of $4.4 million ($2.8 million after-tax) in related costs.

          In connection with the UCGC merger and integration in 1997, the Company recorded approximately $17 million of transaction costs and $42.8 million for separation and other costs. There are substantial longer term benefits to the Company's customers and shareholders from the merger of the two companies, which the Company expects to result in cost savings over the next 10 years totaling about $375 million. The Company believes a significant amount of the costs to achieve these benefits will be recovered through rates and future operating efficiencies of the combined operations. Therefore, the Company recorded as regulatory assets the costs of the merger and integration of UCGC. However, the Company established a reserve of $20.3 million ($12.6 million after-tax), to account for costs that may not be recovered. For further information regarding the merger please see Note 2 of notes to consolidated financial statements.

          The statements in the preceding paragraph relating to the anticipated cost savings over the next 10 years constitute "forward-looking statements." Such forward-looking statements should be read in conjunction with the Company's disclosures under the heading "Cautionary Statement for the Purposes of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995" at the beginning of Management's Discussion and Analysis.

Net income by segment

          As previously discussed, the Company currently has four business segments: utility operations, propane operations, leasing/rental operations, and storage and energy services including the Company's 45% interest in WMLLC. The following table sets forth the net income (loss) of each of these business operations for the years 1998, 1997 and 1996.

                                         Year ended September 30,
                                       ----------------------------
                                         1998      1997      1996
                                       --------  --------  --------
  (In thousands)
Utility                                $42,147   $16,991   $31,905
Propane                                    (66)      (90)    1,276
Leasing/Rental                           3,272     1,117     1,237
Storage and Energy
 Services                                9,912     5,820     6,733
                                       -------   -------   -------
Reported net income                    $55,265   $23,838   $41,151
                                       =======   =======   =======

Results of utility operations

          Key financial and operating data for the Company's utility operations are highlighted in the following table.

                                                 Year ended September 30,
                                             -------------------------------
                                                 1998       1997      1996
                                             -----------  --------  --------
Financial                                        (Dollars in thousands)
---------
Operating revenues                            $  744,652  $811,537  $778,208
Purchased gas cost                               444,288   510,943   488,575
                                              ----------  --------  --------
  Gross profit                                   300,364   300,594   289,633
Operating expenses                               225,933   253,997   229,158
Other income                                         901       846       429
Interest charges                                  33,185    30,452    28,999
                                              ----------  --------  --------
Net income                                    $   42,147  $ 16,991  $ 31,905
                                              ==========  ========  ========
Operating
---------
Sales volumes (MMcf):
  Residential                                     73,472    75,215    77,001
  Commercial                                      36,083    37,382    38,247
  Public authority and other                       4,937     5,195     5,182
  Industrial and irrigation                       24,057    29,452    34,898
                                              ----------  --------  --------
    Total                                        138,549   147,244   155,328

Transportation (MMcf)                             56,224    48,800    44,146
                                              ----------  --------  --------
  Total volumes (MMcf)                           194,773   196,044   199,474
                                              ==========  ========  ========
Meters in service,
  end of year                                  1,004,532   985,448   976,308

Average gas sales price/Mcf                   $     5.37  $   5.51  $   5.01
Average cost of gas/Mcf                       $     3.21  $   3.47  $   3.15
Average transportation
  revenue/Mcf                                 $      .43  $    .41  $    .43

Year ended September 30, 1998 compared with year ended September 30, 1997

          Utility operating revenues decreased 8% to $744.7 million for 1998 from $811.5 million for 1997 due to lower total volumes delivered and a lower average sales price per Mcf. The lower total volumes delivered resulted from weather that was 3% warmer than 1997 and 5% warmer than 30-year normals. Sales volumes and revenues were also reduced by certain industrial customers switching from sales service to transportation service. Gross profits are not significantly affected by such switching. Gross profit was basically unchanged at $300.4 million for 1998 as compared with 1997.

          Operating expenses, excluding income taxes, decreased $42.0 million for 1998 as compared with 1997 due to a $20.3 million reserve for integration included in 1997, and a $21.7 million reduction in 1998 operating expenses due to the company-wide reorganization related to the Customer Service Initiative ("CSI") and UCGC integration. CSI is composed of a combination of enhancements including a customer call center, a new customer information system on client server architecture, mobile data terminals, ITRON electronic meter reading technology, a network of third party payment centers, and implementation of industry best practices. Interest charges increased 9% to $33.2 million due to an increased level of debt in 1998 as compared with 1997.

Year ended September 30, 1997 compared with year ended September 30, 1996

          Operating revenues increased approximately 4% to $811.5 million in 1997 from $778.2 million in 1996 due to an increase of 10% in the average sales price per thousand cubic feet ("Mcf") of gas sold, which more than offset a 5% decrease in total volumes delivered. The increase in sales price reflects an increase in the commodity cost of gas which is passed through to end users and rate increases implemented in 1996 and 1997. Average gas sales revenues per Mcf increased by $.50 to $5.51 in 1997, while the average cost of gas per Mcf sold increased $.32 to $3.47 in 1997. Sales to weather sensitive residential, commercial and public authority customers decreased approximately 2.6 billion cubic feet ("Bcf") in 1997 while sales and transportation volumes delivered to industrial and agricultural customers decreased approximately 0.8 Bcf. Total sales and transportation volumes delivered decreased 2% to 196.0 Bcf in 1997, as compared with 199.5 Bcf in 1996. The decrease was primarily due to lower demand as a result of 3% warmer weather in 1997 than in 1996.

          Gross profit increased by approximately 4% to $300.6 million in 1997 from $289.6 million in 1996. The primary factor contributing to the higher gross profit was annual rate increases totaling approximately $16.2 million implemented in fiscal 1997 and 1996 in Texas, Kentucky, Tennessee, Iowa, Missouri, Georgia, and Illinois. This was partially offset by a decrease in sales volumes of 8.1 Bcf or 5% due to the effect of warmer than normal weather and switching of certain industrial customers from sales service to transportation service. Operating expenses increased $24.9 million or 11% to $254.0 million in 1997. The increase in operating expenses was due primarily to the non-recurring $20.3 million reserve for merger and integration costs, and the $4.4 million charge for management reorganization. The $3.3 million increase in depreciation was due to utility plant additions placed in service in 1996 and 1997.

Effects of weather

          Annual sales volumes and revenues vary in relation to winter heating degree days and summer irrigation demand. The Company has weather normalization adjustments in its rates in Georgia and Tennessee, but not in the other 10 states in which it has natural gas distribution operations. The estimated effect on net income of weather different from 30-year normals is included in the normalized income statement presented at the beginning of Management's Discussion and Analysis. The decline in net income, excluding the charges and reserves, was the result of the effects of warmer than normal weather during the winter months, which negatively impacted gas throughput and sales. Normal weather conditions would have added $.11 per share to net income in 1998 and $.12 per share to net income in 1997.

Rates

          The Company received rate increases totaling $9.4 million and $6.8 million in fiscal 1997 and 1996, respectively, in jurisdictions in Texas, Kentucky, Illinois, Georgia, Iowa, Tennessee, Missouri and Virginia. Weather normalization adjustments in Georgia and Tennessee contributed approximately $.7 million to gross profit in 1998, $2.6 million in 1997, and a reduction of $2.6 million in 1996. The Company received rate reductions totaling approximately $1.8 million in Colorado and Virginia in fiscal 1998.

Results of propane operations

     Key financial and operating data for the propane operations are presented in the following table.

                                                   Year ended September 30,
                                                 -----------------------------
                                                    1998      1997      1996
                                                 ---------  --------  --------
                                                     (Dollars in thousands)
Financial Data:
Operating revenues                                 $29,091   $33,194   $38,372
Purchased gas cost                                  17,709    21,193    24,858
                                                   -------   -------   -------
  Gross profit                                      11,382    12,001    13,514
Operating expenses                                  10,725    11,508    11,766
Other income                                            72       159       223
Interest charges                                       795       742       695
                                                   -------   -------   -------
Net income (loss)                                  $   (66)  $   (90)  $ 1,276
                                                   =======   =======   =======

Operating Data:
Propane heating degree days:
  Actual                                             3,799     3,847     4,258
  % of normal                                           94%       96%      108%
Sales volumes (000 gallons):
  Retail                                            17,229    17,145    19,724
  Wholesale                                         16,447    15,830    20,999
                                                   -------   -------   -------
    Total                                           33,676    32,975    40,723

Average selling price/gallon:
  Retail                                           $  1.02   $  1.12   $  1.09
  Wholesale                                        $   .51   $   .65   $   .63

Average cost of propane/gallon                     $   .53   $   .65   $   .61

Customers, end of year                              37,400    29,097    26,108

Year ended September 30, 1998, compared with year ended September 30, 1997

          Revenues from propane operations decreased from $33.2 million in 1997 to $29.1 million 1998 primarily due to the decreased selling price per gallon to retail and wholesale customers. This decreased selling price was the result of the lower demand because of warmer weather and increased competition for customers as compared to the prior year. Partially offsetting this decrease was an increase in total gallon sales. The increase in volumes sold resulted from the acquisitions of Ingas, Inc. in May 1998, Harris Propane Gas Co., Inc. in July 1998, Massey Propane Gas Company and E-con Gas, Inc. in August 1998 and Shaw LP Gas, Inc. in September 1998.

          Purchased gas cost decreased from $21.2 million in 1997 to $17.7 million in 1998 primarily due to the decreased market cost of propane to the Company amounting to approximately $.12 per gallon. Partially offsetting this decrease was increased retail and wholesale gallon sales in 1998 as compared to 1997.

          Operating expenses decreased from $11.5 million in 1997 to $10.7 million in 1998 primarily due to decreased administrative and general expenses due to control of operating expenses during 1998. Partially offsetting this decrease was an increase in depreciation and amortization expense from $2.1 million in 1997 to $2.3 million in 1998 due to the acquisitions in 1997 and in 1998, and depreciation on additional plant placed in service.

          Interest expense increased from $.74 million in 1997 to $.80 million in 1998 due to increased short-term borrowings and long-term interest payments associated with the acquisitions in 1998, as well as increased short-term borrowings to cover cash flow deficits from decreased sales.

          Net loss from propane operations decreased from $90,000 in 1997 to $66,000 in 1998, due primarily to the favorable operating expense variances discussed above. The Company is committed to substantially improving the profitability of its propane operations. To that end, the Company plans to exit the less profitable propane transportation, cylinder exchange, and appliance sales and service segments in 1999.

Year ended September 30, 1997 compared with year ended September 30, 1996

          Propane revenues decreased $5.2 million from $38.4 million in 1996 to $33.2 million in 1997 primarily due to decreased retail and wholesale volumes sold as a result of warmer than normal weather. The weather in 1997 was 4% warmer than normal, compared to 8% colder than normal in 1996. Partially offsetting the decrease in volumes sold was an increase in the average selling price per gallon.

          Purchased gas cost decreased $3.7 million from $24.9 million in 1996 to $21.2 million 1997 due primarily to decreased propane volumes sold as a result of warmer than normal weather. This decrease was partially offset by an increase in wholesale cost per gallon of $.04 per gallon from $.61 per gallon in 1996 to $.65 per gallon in 1997.

          Operating expenses decreased $.3 million from $11.8 million in 1996 to $11.5 million in 1997 due primarily to a decrease in income tax expense of $.9 million, which was partially offset by increased administrative and general expenses due to the acquisitions of Harlan LP Gas, Inc. and Propane Sales and Services, Inc. in 1997. Additionally, depreciation and amortization expense increased from $1.9 million in 1996 to $2.1 million in 1997. This increase was due primarily to the acquisitions, and increased depreciation expense on additional plant and equipment placed in service.

          Interest expense increased from $.7 million in 1996 to $.74 million in 1997 due to increased short-term borrowings and long-term interest payments associated with the acquisitions in 1997, as well as increased short-term borrowings to cover cash flow deficits from decreased sales.

          Net income from propane operations decreased from $1.3 million in 1996 to a net loss of $90,000 in 1997, due primarily to warmer than normal weather. The decrease in gross profit of $1.5 million more than offset the decrease in operating expenses of $.3 million, resulting in 1997 being less profitable when compared to 1996.

Effects of weather

          Like the utility operations, annual sales volumes and revenues of the propane operation vary in relation to winter heating degree days. The table above presents data for propane heating degree days, propane volumes delivered and profitability of the propane business for 1998, 1997 and 1996.


Gas storage and energy services

          This segment is currently composed of four parts: United Cities Gas Storage Company, which owns underground storage fields in Kansas and Kentucky and provides storage services to the United Cities Division and other non-regulated customers; EnerMart, Inc. and EGASCO, which market gas to industrial and irrigation customers in West Texas; Atmos Energy Services, which is developing plans for marketing various non-regulated services and products; and the Company's 45% investment in WMLLC, a gas marketing and energy management services business.

     Key financial data for the storage and energy services segment are set forth below.

                                Year ended September 30,
                                -------------------------
                                   1998     1997     1996
                                -------  -------  -------
                                      (In thousands)
Operating revenues              $70,488  $58,099  $65,907
Purchased gas cost               54,375   45,045   48,846
                                -------  -------  -------
Gross profit                     16,113   13,054   17,061
Operating expense                10,357    9,230   11,509
Other income                      1,418      358      432
Equity in WMLLC                   3,920    3,254    1,997
Interest charges                  1,182    1,616    1,248
                                -------  -------  -------

Net income                      $ 9,912  $ 5,820  $ 6,733
                                =======  =======  =======


Year ended September 30, 1998 compared with year ended September 30, 1997

     Operating revenues increased 21% from $58.1 million for 1997 to $70.5 million for 1998 due to increases of $10.7 million in non-regulated West Texas irrigation and industrial revenues, and $1.7 million for gas storage operations. The increase in irrigation and industrial revenues was primarily due to hotter and drier than normal weather in West Texas. The increase in storage revenues was due to increased volumes withdrawn from underground storage in 1998 as compared with 1997. Like the utility and propane operations, gas storage volumes and revenues vary in relation to winter heating degree days.

     Operating expenses increased $1.1 million in 1998 as compared with 1997 due primarily to the increased volumes delivered to West Texas irrigation customers and storage customers in Kansas and Tennessee.

     Other income increased to $1.4 million for 1998 as compared with $.4 million for 1997. The increase was primarily due to gas brokering and utilization of storage capacity in excess of that dedicated to regulated markets to serve certain non-regulated markets.

     Interest charges decreased $.4 million in 1998 as compared with 1997 due primarily to reduced debt balances in EnerMart Inc., the Company's wholly-owned subsidiary that conducts non-regulated utility operations in West Texas.

     Net income for 1998 increased by $4.1 million from 1997 primarily due to increased West Texas irrigation revenues, favorable returns from its 45% investment in WMLLC, increased other income from non-regulated storage services and gas brokering, and a reduction in interest expense.

Year ended September 30, 1997 compared with year ended September 30, 1996

     Operating revenues decreased 12% from $65.9 million in 1996 to $58.1 million in 1997 due primarily to decreased West Texas non-regulated irrigation and industrial revenues. The decrease in irrigation revenues was due to increased rainfall and cooler summer temperatures in West Texas. Storage revenues also decreased due to decreased volumes withdrawn from underground storage as a result of warmer than normal winter weather in Kansas and Tennessee.

     Operating expenses decreased $2.3 million due primarily to decreased irrigation volumes in West Texas and storage withdrawals in Kansas and Tennessee.

     Interest charges increased $.4 million due primarily to increased short-term debt due to lower cash flows and revenues from irrigation and storage operations in 1997 as compared with 1996.

     Net income decreased to $5.8 million in 1997 as compared with $6.7 million in 1996. The primary factor causing the decreased net income was a $7.1 million decrease in West Texas irrigation revenues in 1997 as discussed above.

Equity in earnings of WMLLC

          The Company accounts for its 45% investment in WMLLC through UCG Energy using the equity method of accounting. Against the 45% of the net income before tax recorded in the WMLLC financial statements, the Company records the amortization of the excess of the purchase price over the value of the net tangible assets, amounting to approximately $5.4 million which was allocated to intangible assets consisting of customer contracts and goodwill, and are being amortized over ten and twenty years, respectively, as well as the provision for income taxes.

          The following table presents the WMLLC financial results recorded by Atmos for the years ended September 30, 1998, 1997 and 1996. WMLLC has a calendar year for financial reporting purposes.

                            Year ended September 30,
                            ------------------------
                             1998     1997     1996
                            -------  -------  ------
                                 (In thousands)

WMLLC net income             $8,711   $7,231  $4,438
                             ======   ======  ======
Atmos share @ 45%             3,920    3,254   1,997
Less:
  Amortization of excess
    purchase price              400      359     352
  Provision for taxes         1,337    1,100     625
                             ------   ------  ------
Atmos equity in WMLLC
  earnings                   $2,183   $1,795  $1,020
                             ======   ======  ======

          The net income of WMLLC increased from $4.4 million for 1996, to $7.2 million for 1997, to $8.7 million for 1998, due to growth in number of customers and gas marketing revenues each year. Gross brokerage profit increased approximately 48% in 1998 as compared with 1997 due to increases in both sales volumes and margins, due primarily to customer growth. The Company's equity investment in WMLLC has grown from $5.8 million in 1995 to $11.9 million at September 30, 1998.

Leasing and Rental Operations

          Key financial and operating data for the leasing and rental operations are presented in the following table.

                                     Year ended September 30,
                                   ------------------------------
                                     1998      1997         1996
                                   --------    ------      ------
                                        (In thousands)
Operating revenues                  $3,977      $4,005      $4,204
Operating expenses                   3,748       2,609       2,718
                                    ------      ------      ------
  Operating income                     229       1,396       1,486
Other income                         3,460         505         486
Interest charges                       417         784         735
                                    ------      ------      ------
Net income                          $3,272      $1,117      $1,237
                                    ======      ======      ======

          This segment leases buildings, vehicles, and other equipment to the Company and other non-related customers.

Year ended September 30, 1998 compared with year ended September 30, 1997

          Operating revenues remained consistent due to the stable nature of the leasing business (the leasing and rental segment leases buildings and equipment to the United Cities Division and other third parties).

          Operating expenses increased $1.1 million from $2.6 million in 1997 to $3.7 million in 1998 primarily due to the tax effect of gains on sales of real estate and equipment.

          Other income increased $3.0 million from $.5 million in 1997 to $3.5 million in 1998 primarily due to gains on the sale of real estate and equipment.

          Interest expense decreased $.4 million from $.8 million in 1997 to $.4 million in 1998 due to decreased debt, which was retired using the proceeds from the sales of real estate and equipment.

Year ended September 30, 1997 compared with year ended September 30, 1996

          Operating revenues, operating expenses, other income, and interest charges remained relatively consistent between 1997 and 1996 due to the stable nature of the business. No buildings or equipment were purchased or sold during 1997.

CAPITAL RESOURCES AND LIQUIDITY (See "Consolidated Statements of Cash Flows")

          Because of the pooling of interests of Atmos, which has a September 30 fiscal year end, with UCGC, which had a December 31 year end, as required by generally accepted accounting principles, the activities of UCGC for the quarter ended December 31, 1996 are included in the restated 1996 consolidated statement of cash flows instead of the 1997 consolidated statement of cash flows. As a result, amounts in the 1997 consolidated statement of cash flows as reported are different than they would have been, had they included a full 12 month's activity for UCGC.

          The following pro forma condensed consolidated statement of cash flows reflects activities of both Atmos and UCGC for the full 12 months ended September 30, 1997.

                                         (In thousands)
Cash flows from operating activities:
 Net income                                  $  23,838
 Depreciation                                   47,494
 Other                                         (11,054)
                                             ---------
  Net cash provided by
   operating activities                         60,278

Net cash used in investing activities         (131,286)

Cash flows from financing activities:
 Increase in notes payable, net                 63,600
 Issuance of long-term debt                     40,000
 Repayment of long-term debt                   (16,037)
 Issuance of common stock                       10,482
 Cash dividends paid                           (29,778)
                                             ---------
  Net cash provided by financing
   activities                                   68,267
                                             ---------
Decrease in cash                                (2,741)

Cash at beginning of year                        8,757
                                             ---------
Cash at end of year                          $   6,016
                                             =========


Cash flows from operating activities

          Cash flows from operating activities as reported in the consolidated statement of cash flows totaled $91.7 million for 1998 compared with $68.7 million for 1997 and $91.7 million for 1996. The decline in net cash provided by operating activities from 1996 to 1997 was primarily the result of only including nine months of UCGC activity in the 1997 statement of cash flows. Likewise, the increase in net cash provided from 1997 to 1998 was the result of the full 12 months activity for 1998 for the combined companies. Using 1997 beginning balances for UCGC as of December 31, 1996 resulted in large swings in certain seasonal asset and liability accounts like accounts receivable and accounts payable. Gas in storage increased in 1996 because of higher gas cost, but was lower in 1997 and 1998 because of substantially lower gas prices during the summers of 1997 and

1998 when the storage reservoirs were being refilled. The changes in deferred charges and other assets and other current liabilities in 1997 and 1998 were related to merger and integration costs accrued and the related regulatory assets recorded in the fourth quarter of 1997. See "Consolidated Statements of Cash Flows" for other changes in assets and liabilities.

Cash flows from investing activities

          A substantial portion of the Company's cash resources is used to fund its ongoing construction program in order to provide natural gas services to a growing customer base and CSI which will upgrade processes and systems companywide. Net cash used in investing activities totaled $118.8 million in 1998 compared with $121.1 million in 1997 and $111.9 million in 1996. In 1998, the Company received $16.0 million from the sale of office buildings and an airplane. Capital expenditures in fiscal 1998 amounted to $135.0 million compared with $122.3 million in 1997 and $117.6 million in 1996. Currently budgeted capital expenditures for 1999 total $86.8 million and include funds for completing the CSI project and implementing new financial systems, as well as funds for additional mains, services, meters, and vehicles. The CSI project includes application software, related technology infrastructure and business process changes. Capital expenditures on the CSI project to date include approximately $26 million in 1997 and $54 million in 1998. Benefits related to the CSI project include enabling the Company's ability to achieve its vision by positioning for future growth, using industry best practices, timely integration of new acquisitions and resolution of Year 2000 issues. Capital expenditures for fiscal 1999 are planned to be financed from internally generated funds and financing activities, as discussed below.

          The following table reflects the Company's capitalization, including short-term debt except for the portion related to current storage gas.

                                                September 30,
                                          1998               1997
                                    ---------------   ----------------
                                           (In thousands)
Working capital
  short-term debt(1)                $ 48,909          $ 48,122
                                    ========          ========

Short-term debt                     $ 17,491    2.1%  $119,178   15.6%
Long-term debt                       456,331   54.0%   318,182   41.6%
Shareholders' equity                 371,158   43.9%   327,260   42.8%
                                    --------  -----   --------  -----
Total capitalization                $844,980  100.0%  $764,620  100.0%
                                    ========  =====   ========  =====

(1)  Includes short-term borrowings associated with working gas inventories.

          As of the end of fiscal 1998, the debt to capitalization ratio had decreased to 56.1% from 57.2% for 1997 which was an increase from 53.4% for 1996. The improvement in 1998 reflects the benefits of 1998 net income in excess of dividend requirements and the issuance of equity under the Direct Stock Purchase Plan ("DSPP"). The increase in 1997 was primarily due to increased cash requirements related to merger and integration costs and CSI investments, as well as the effects of the nonrecurring charges and reserves previously discussed. The Company plans to decrease the debt to capitalization ratio to nearer its target range of 50-52% over the next two years through cash flow generated from operations, issuance of new common stock under its DSPP and ESOP, recovery of CSI and merger/integration costs and from the possible sale of certain remaining real estate assets.

Future capital requirements

          Short-term borrowings are expected to continue to increase somewhat in fiscal 1999 due to budgeted capital expenditures discussed above and scheduled maturities of long-term debt of $57.8 million. The Company has access to $262.0 million under its committed lines of credit and $80.0 million under its uncommitted lines. A committed line of credit of $250.0 million is used to support the Company's $250.0 million commercial paper program which was begun in October 1998.

          Forward-looking cash requirements beyond fiscal 1999 include capital expenditures and possible contingencies and environmental matters as discussed in the notes to consolidated financial statements. The Company plans to fund future requirements through internally generated cash flows, credit facilities and its access to the public debt and equity capital markets.

Cash flows from financing activities

          Net cash provided by financing activities totaled $25.9 million for 1998 compared with $47.3 million for 1997 and $22.0 million for 1996. Financing activities during these periods included issuance of common stock, dividend payments, short-term borrowings from banks under the Company's credit lines, and issuance and repayments of long-term debt.

          Cash dividends paid. The Company paid $31.8 million in cash dividends during 1998 compared with $26.4 million in 1997 (excluding dividends of $3.4 million paid by UCGC in the quarter ended December 31, 1996) and $28.5 million in 1996. Prior to the UCGC merger in July 1997, Atmos increased its actual annual dividend rate by $.04 in each of the years presented. It also raised the dividend rate $.04 for 1998 and 1999. Including fiscal 1999, the Company has increased its dividend rate for 11 consecutive years.

          Short-term financing activities. At September 30, 1998, the Company had committed lines of credit totaling $262.0 million, $250.0 million of which was unused, in order to provide for short-term cash requirements. These credit facilities are negotiated at least annually. At September 30, 1998, the Company also had uncommitted short-term credit lines of $80.0 million, of which $25.6 million was unused. Subsequent to September 30, 1998, the Company began a commercial paper program under which it is authorized to issue up to $250.0 million. The commercial paper program is supported by the $250.0 million committed line of credit. During 1998, notes payable decreased

$100.9 million, after the application of a portion of the $150.0 million proceeds from the issuance of 6.75% debentures to reduce notes payable, compared with an increase of $38.8 million during 1997 and an increase of $62.7 million in 1996.

          Long-term financing activities. In July 1998, the Company issued $150.0 million of 30-year 6.75% debentures. The debentures are rated A3 by Moody's and A- by Standard & Poor's. In November 1996, the Company issued $40.0 million of 6.09% unsecured notes due in November 1998 to a bank. The proceeds were used to refinance short-term debt. Long-term debt payments totaled $16.3 million, $14.7 million, and $20.7 million for the years ended September 30, 1998, 1997 and 1996, respectively. The amount for 1997 excludes repayments of $1.4 million by UCGC in the quarter ended December 31, 1996. Payments of long-term debt in 1998, 1997 and 1996 consisted of annual installments under the various loan documents. No long-term debt was issued in fiscal 1996.

          The loan agreements pursuant to which the Company's Senior Notes and First Mortgage Bonds have been issued contain covenants by the Company with respect to the maintenance of certain debt-to-equity ratios and cash flows, and restrictions on the payment of dividends. Also see Note 7 of the accompanying notes to consolidated financial statements.

          UCG Energy and Woodward Marketing, Inc. ("WMI"), sole members of WMLLC, act as guarantors of up to $12.5 million of balances outstanding under a $30 million bank facility for WMLLC. UCG Energy guarantees the payment of up to $5.6 million of borrowings under this facility. No balance was outstanding on this credit facility at September 30, 1998. UCG Energy and WMI also act as joint and several guarantors on certain purchases of natural gas and transportation services from suppliers by WMLLC. UCG Energy has agreed to guarantee such payables up to $40.0 million. These outstanding obligations amounted to $8.5 million at September 30, 1998.

          Issuance of common stock. The Company issued 755,882, 400,578 and 995,467 shares of common stock in 1998, 1997 and 1996, respectively, for its Direct Stock Purchase Plan, Employee Stock Ownership Plans, Long-term Stock Plan for United Cities Division, Restricted Stock Grant Plan, Outside Directors Stock-for-Fee Plan, and acquisitions of Oceana Heights and Monarch Gas Company in 1996. See the Consolidated Statements of Shareholders' Equity for the number of shares issued under each of the plans and for other transactions. Please see
Note 9 of the accompanying notes to consolidated financial statements for the number of shares registered and available for future issuance under each of the Company's plans.

          In November 1995, the Company exchanged 313,411 shares of its common stock valued at approximately $6.4 million in exchange for privately held Oceana Heights Gas Company of Thibodaux, Louisiana.

          In June 1996, in connection with the acquisition of Monarch Gas Company ("Monarch"), 207,366 shares of UCGC's common stock were exchanged for the common stock of Monarch. The merger added approximately 2,900 natural gas customers in the Vandalia, Illinois area.

          The Company believes that internally generated funds, its credit facilities, commercial paper program and access to the public debt and equity capital markets will provide necessary working capital and liquidity for capital expenditures and other cash needs for 1999.

Inflation

          The Company believes that inflation has caused and will continue to cause increases in certain operating expenses and has required and will continue to require assets to be replaced at higher costs. The Company continually reviews the adequacy of its gas rates in relation to the increasing cost of providing service and the inherent regulatory lag in adjusting those gas rates.

Selected Quarterly Financial Data (Unaudited)

     Summarized unaudited quarterly financial data are presented below. The sum of net income per share by quarter may not equal the net income per share for the year due to variations in the weighted average shares outstanding used in computing such amounts. The Company's natural gas and propane distribution businesses are seasonal due to weather conditions in the Company's service areas. For further information on its effects on quarterly results, please see the "Seasonality" discussion included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section herein.

                                                               Fiscal year 1998
                                              --------------------------------------------------
                                                               Quarter ended
                                              December 31,  March 31,  June 30,   September 30,
                                              -------------------------------------------------
                                                    (In thousands, except per share data)
Operating revenues                                $295,331   $288,550  $137,311        $127,016
Gross profit                                        99,601    123,971    57,366          50,898
Operating income                                    28,668     44,493     6,931             981
Net income (loss)                                   20,122     37,398     1,676          (3,931)
Net income (loss)
  per share                                            .68       1.25       .06            (.13)

                                                               Fiscal year 1997
                                              --------------------------------------------------
                                                               Quarter ended
                                              December 31,  March 31,  June 30,   September 30,
                                              -------------------------------------------------
                                                     (In thousands, except per share data)
Operating revenues                                $280,624   $362,636  $143,714        $119,861
Gross profit                                        97,269    124,249    59,546          48,590
Operating income
 (loss)                                             25,968     37,075     4,599         (15,331)
Net income (loss)                                   18,155     30,625    (3,018)        (21,924)
Net income (loss) per
  share                                                .62       1.04      (.10)           (.74)

MARKET PRICE OF COMMON STOCK AND RELATED MATTERS

     The Company's stock trades on the New York Stock Exchange under the trading symbol "ATO". The high and low sale prices and dividends paid per share of the Company's common stock for fiscal 1998 and 1997 are listed below. Dividends paid for 1997 have been restated to reflect the merger of Atmos and UCGC accounted for as a pooling of interests. The high and low prices listed are the actual closing NYSE quotes for Atmos shares.

                                Fiscal year 1998
                         ---------------------------------
                                                Dividends
                           High         Low        paid
Quarter ended:           ----------  ---------  ----------
  December 31            $ 30  1/2   $ 24 5/16     $.265
  March 31                 30  5/16    26 1/16      .265
  June 30                  31  3/16    28 3/16      .265
  September 30             30 15/16    24 3/4       .265
                                                   -----
                                                   $1.06
                                                   =====
                                Fiscal year 1997
                         ---------------------------------
                                                Dividends
                           High         Low        paid
Quarter ended:           ----------  ---------  ----------
  December 31            $ 24  3/4   $ 22 5/8      $.251
  March 31                 26  1/4     22 1/8       .252
  June 30                  25  1/2     22 1/2       .252
  September 30             27  7/8     24 1/2       .255
                                                   -----
                                                   $1.01
                                                   =====

See Note 7 of notes to consolidated financial statements for restriction on payment of dividends. The number of record holders of the Company's common stock on September 30, 1998 was 36,949.

SELECTED FINANCIAL DATA

          The following table sets forth selected financial data of the Company and should be read in conjunction with the consolidated financial statements included herein. Amounts for 1998 and 1997 reflect the pooled operations of Atmos and the United Cities Division. Prior year amounts have been restated for the pooling.


                                               Year ended September 30,
                                ------------------------------------------------------
                                   1998        1997        1996       1995      1994
                                ----------  ----------  ----------  --------  --------
                                        (In thousands, except per share data)
Operating
  revenues                      $  848,208  $  906,835  $  886,691  $749,555  $826,302
                                ==========  ==========  ==========  ========  ========

Net income                      $   55,265  $   23,838  $   41,151  $ 28,808  $ 26,772
                                ==========  ==========  ==========  ========  ========
Net income per
  share                         $     1.84  $      .81  $     1.42  $   1.06  $   1.05
                                ==========  ==========  ==========  ========  ========
Cash dividends
  per share                     $     1.06  $     1.01  $      .98  $    .96  $    .91
                                ==========  ==========  ==========  ========  ========
Total assets
  at end of
  year                          $1,141,390  $1,088,311  $1,010,610  $900,948  $829,385
                                ==========  ==========  ==========  ========  ========
Long-term debt
  at end of
  year                          $  398,548  $  302,981  $  276,162  $294,463  $282,647
                                ==========  ==========  ==========  ========  ========
