Form 10-K405, Exhibit 13
period 1999-09-30
ATMOS ENERGY CORP
filed 1999-12-14
CIK 731802

                                                                      EXHIBIT 13
                                                                      ----------

                           ATMOS ENERGY CORPORATION
                              1999 ANNUAL REPORT
                               FINANCIAL REVIEW

                                                                    Page no.


Selected financial data                                                   2

Market price of common stock and related matters                          3

Management's discussion and analysis of
  financial condition and results of operations                           4

Management's responsibility for financial statements                     33

Report of independent auditors                                           34

Consolidated balance sheets                                              35

Consolidated statements of income                                        37

Consolidated statements of shareholders' equity                          38

Consolidated statements of cash flows                                    40

Notes to consolidated financial statements                               42

SELECTED FINANCIAL DATA

     The following table sets forth selected financial data of the Company and should be read in conjunction with the consolidated financial statements included herein.

                                      Year ended September 30,
                      --------------------------------------------------------
                         1999        1998        1997        1996       1995
                      ==========  ==========  ==========  ==========  ========
                               (In thousands, except per share data)

Operating
  revenues            $  690,196  $  848,208  $  906,835  $  886,691  $749,555
                      ==========  ==========  ==========  ==========  ========

Net income            $   17,744  $   55,265  $   23,838  $   41,151  $ 28,808
                      ==========  ==========  ==========  ==========  ========

Diluted net income
  per share           $      .58  $     1.84  $      .81  $     1.42  $   1.06
                      ==========  ==========  ==========  ==========  ========

Cash dividends
  per share           $     1.10  $     1.06  $     1.01  $      .98  $    .96
                      ==========  ==========  ==========  ==========  ========

Total assets at
  end of year         $1,230,537  $1,141,390  $1,088,311  $1,010,610  $900,948
                      ==========  ==========  ==========  ==========  ========

Long-term debt at
  end of year         $  377,483  $  398,548  $  302,981  $  276,162  $294,463
                      ==========  ==========  ==========  ==========  ========

MARKET PRICE OF COMMON STOCK AND RELATED MATTERS

     The Company's stock trades on the New York Stock Exchange under the trading symbol "ATO". The high and low sale prices and dividends paid per share of the Company's common stock for fiscal 1999 and 1998 are listed below. The high and low prices listed are the actual closing NYSE quotes for Atmos shares.


                                            Fiscal year 1999
                               ---------------------------------------
                                                             Dividends
                                  High            Low          paid
Quarter ended:                 ---------       ---------     ---------
     December 31                $32  1/4         $28 3/8         $.275
     March 31                    32 11/16         23 1/16         .275
     June 30                     26  5/16         24              .275
     September 30                26  3/8          23 7/8          .275
                                                                 -----
                                                                 $1.10
                                                                 =====
                                            Fiscal year 1998
                               ---------------------------------------
                                                             Dividends
                                  High            Low          paid
Quarter ended:                 ---------       ---------     ---------
       December 31              $30  7/16        $24  5/8        $.265
       March 31                  30  5/16         26  5/16        .265
       June 30                   31  1/16         28 13/16        .265
       September 30              30  7/8          25  3/4         .265
                                                                 -----
                                                                 $1.06
                                                                 =====


     See Note 4 of notes to consolidated financial statements for restriction on payment of dividends. The number of record holders of the Company's common stock on September 30, 1999 was 35,179.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

     This section provides management's discussion of Atmos Energy Corporation's (the "Company" or "Atmos") financial condition, cash flows and results of operations with specific information on liquidity, capital resources and results of operations. It includes management's interpretation of such financial results, the factors affecting these results, the major factors expected to affect future operating results, and future investment and financing plans. This discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto.

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

Year 2000 Readiness

     The Year 2000 issues arose because many computer systems and software applications, as well as embedded computer chips in plant and equipment currently in use, were constructed using an abbreviated date field that eliminates the first two digits of the year. On January 1, 2000, these systems, applications and embedded computer chips may incorrectly recognize the date as January 1, 1900. Accordingly, many computer systems and software applications, as well as embedded chips, may incorrectly process financial and operating information or fail to process such information completely. The Company has been aware of these issues and has continued to address their potential effects on its computer systems, software applications and plant and equipment.

     State of readiness. In October 1996, the Company established its Year 2000 Project Team with the mission of ensuring that all critical systems, facilities and processes are identified, analyzed for Year 2000 readiness, corrected if necessary, and tested if changes are necessary. The Year 2000 Project Team is headed by an officer of the Company and consists of representatives from all business units and shared services units of the Company. The Company has a Year 2000 strategy in place and has continued to implement its Year 2000 plan to manage and minimize risks associated with the Year 2000 issues.

     The Company also received comprehensive assessments in April and July 1999, updating an earlier assessment completed in June 1998, by an independent consulting firm, which specializes in such matters, of the risks posed for the Company and its business units by the Year 2000 issues, including assessments of the risks in each area of the Company involving the use of computer technology and assessments of the business and legal risks created for the Company by the Year 2000 issues. Such assessments also addressed the risks associated with the Company's embedded technologies such as micro-controllers or microchips embedded in non-information technology-related equipment.

     With respect to information technology ("IT") systems, the Company has conducted an inventory and review of its application software on all platforms including the mainframe, H-P Unix, local area network and personal computers and has remediated

Year 2000 issues relating to such operating environments. Concerning non-IT systems, including embedded technology, the Company has conducted an inventory and review of all of its telecommunications, security access and building control systems, forms, reports and other business processes and activities as well as the equipment and facilities utilized in the Company's gas distribution and storage systems and has remediated all Year 2000 issues identified.

     The Company's Year 2000 plan includes specific timetables for the following categories of tasks for each of its shared services units and business units with respect to both IT systems and embedded technology as follows:

  -  Identification of Year 2000 issues--completed;
  -  Prioritization of Year 2000 issues--completed;
  -  Estimation of total Year 2000-related costs--completed;
  -  Implementation of Year 2000 solutions--completed;
  -  Testing of Year 2000 solutions--completed;
  - Certification of Year 2000 readiness by third party vendors and suppliers-- completed;
  - Monitoring of all systems for changes in current systems that would require changes in Year 2000 plan--completed;
  -  Development of Year 2000 contingency plans--completed;
  - Final Year 2000 tests--began October 1, 1999, and ongoing, including the Clean Management Program.

     The Company has also conducted an inventory and review of mission critical computer systems provided by outside vendors and has contacted all major vendors to coordinate their Year 2000 readiness schedules with those of the Company.
The Company has required vendors who provide mission critical goods or services to submit to the Company their readiness plans and to certify readiness in order to continue to do business with the Company. As discussed above, the Company has also tested vendor products that provide mission critical goods or services to ensure their Year 2000 readiness. In addition, the Company has identified its key suppliers, including gas suppliers and gas pipelines, and has communicated with them, including conducting on-site visits, for the purpose of evaluating the status of their solutions to their respective Year 2000 issues.

     Costs to Address Year 2000 issues. As of September 30, 1999, the Company had incurred a total of over $900,000 in direct fees and expenses in connection with its Year 2000 efforts. The Company expects to spend approximately $1.0 million in direct fees and expenses on its Year 2000 efforts by December 31, 1999. In addition, as part of its normal systems upgrade in the ordinary course of business, the Company has replaced its customer information system, accounting and financial reporting system, and human resources system. Although these systems are Year 2000 ready, the replacement of these systems was not accelerated to 1999 solely in an attempt to address Year 2000 issues.

     Risks of Year 2000 issues and contingency plans. As required by the United States Securities and Exchange Commission ("SEC"), the Company has identified what it believes are its "most reasonably likely worst case Year 2000 scenarios." These scenarios are (i) the temporary interference with the Company's ability to receive gas from upstream suppliers and deliver gas to customers; (ii) the temporary interference with the Company's ability to communicate with customers regarding any problems with service they may encounter; and (iii) the temporary inability to send invoices to and receive payments from customers.

     The "most reasonably likely worst case scenario" associated with the Year 2000 issues would be the Company's temporary inability to continue to transport and distribute gas to its customers without interruption. In the event the Company and/or its suppliers and vendors were unable to remediate critical Year 2000 issues prior to January 1, 2000, the ability of the Company to deliver gas to its customers without interruption could be impacted. In order to address this scenario, the Company has developed contingency plans to continue to deliver gas primarily through manual intervention and other procedures should it become necessary to do so. Such procedures include back-up power supply for its critical distribution and storage operations, manual operation of the Company's gas distribution and storage systems, and, if necessary, curtailment of supply. The Company's storage capacity would be used to supplement system supply in the event its suppliers or gas pipelines are unable to make deliveries.

     With respect to communications with customers, which is heavily reliant on services provided by third parties, the Company has evaluated Year 2000 readiness by such third parties and has continued to refine its contingency plans to address any worst case scenarios. Concerning the billing and payment systems, as previously discussed, the Company has replaced its customer information system, accounting and financial reporting system, and human resources system with systems that are Year 2000 ready, which should substantially diminish the risk of Year 2000 issues. Nevertheless, the Company has developed contingency plans and has continued to refine such plans in case the billing and payment systems prove not to be Year 2000 ready.

     Despite the Company's efforts, there can be no assurance that all material risks associated with Year 2000 issues relating to systems and embedded technology within its control will have been adequately identified and corrected before the end of 1999. However, as the result of its Year 2000 plan and the replacement of the customer information system, accounting and financial reporting system, and human resources system in 1999, the Company does not believe that in the aggregate, Year 2000 issues with respect to both its own IT and non-IT systems will be material to its business, operations or financial condition. On the other hand, while the Company has researched the Year 2000 readiness of its suppliers and vendors, the Company can make no representations regarding the Year 2000 readiness status of systems or parties outside its control, and cannot assess the effect on it of any non-readiness by such systems or parties.

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

     In a general rate case, the applicable regulatory authority, which is typically the state public utility commission, establishes a base margin, which is the amount of revenue authorized to be collected from customers to recover authorized operating expense (other than the cost of gas), depreciation, interest, taxes and return on rate base. The Company's utility divisions perform annual deficiency studies for each rate jurisdiction to determine when to file rate cases, which are typically filed every two to five years.

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

     The overall reduction in net revenue from 1998 to 1999, other than the reduction resulting from the effects of warmer than normal weather, confirms the need for revised rates in certain jurisdictions. This is generally the result of depreciation, operating expenses and interest expense associated with assets placed in service but for which new rates have not been placed in effect to allow the Company to recover the costs associated with those assets and to provide a reasonable return on the investments made. In the regulatory environment, assets have to be placed in service and historical test periods established before rate cases can be filed. Once filed, regulatory bodies can suspend implementation of the new rates while studying the cases. All the while, as was the case for Atmos in 1999, the Company suffers the negative financial effects of having placed assets in service without the benefit of rate relief. In that regard, the Company engaged in three rate proceedings in 1999: a rate investigation in Trans Louisiana Gas Company ("Trans La Division") before the Louisiana Public Service Commission ("Louisiana Commission"); a rate case before the Kentucky Public Service Commission ("Kentucky Commission") in Western Kentucky Gas Company ("Western Kentucky Division"); and, two rate cases before the cities in Energas Company ("Energas Division").

     In August 1998, the Trans La Division filed with the Louisiana Commission requesting a commodity performance mechanism and a rate freeze and the Louisiana Commission responded by ordering a rate investigation. During the rate proceeding, the Trans La Division sought to:

  -  Preserve revenues;
  - Maintain competitive rates and create a use-based billing method for the cost of service; and
  -  Restructure rates to be revenue neutral and reduce weather sensitivity.

     In October 1999, a settlement was reached and the Louisiana Commission issued an order, effective November 1, 1999, addressing each of these issues as described in Note 3 of notes to the accompanying consolidated financial statements.

     In May 1999, the Western Kentucky Division requested an increase in revenues of approximately $14.1 million from the Kentucky Public Service Commission. In this case the Western Kentucky Division sought:

  -  To support the Company's business plans with regulatory strategy;

  - To apply marketing principles to develop rate proposals maximizing customer satisfaction and profitability;
  - To eliminate revenue deficiency resulting from investments since the last rate case;
  -  To use Year 2000 projected costs to design future rates;
  -  To set rates to recover cost of each service; and
  - To consistently earn authorized returns via long-term price stability proposals, such as weather normalization adjustment and industrial rate proposals designed to protect industrial margin losses resulting from potential bypass.

     The hearing is scheduled to begin in December 1999, and the final order is required by statute by April 24, 2000.

     In August 1999, the Energas Division filed rate cases with the cities served by its West Texas System and the City of Amarillo. The Company is seeking to:

  - Eliminate revenue deficiency resulting from investments since the last rate case;
  - Develop funding mechanisms for projects which maintain safety and reliability of the system;
  -  Differentiate customer rates and classes by true cost of service;
  -  Earn authorized return on equity in all Energas rate divisions;
  -  Eliminate or reduce the number of future rate filings;
  -  Prepare Energas for unbundling;
  -  Design rates that provide stable income regardless of weather; and
  - Implement depreciation rates that reflect the actual retirements and replacements.

     The City of Amarillo is required by statute to reach a decision on the case by the end of December 1999. The West Texas Cities must reach a decision by the end of January 2000. If a settlement is not reached in either case at the cities' level, the case will be appealed to the Railroad Commission of Texas.

     The Company's rate activity for the last three fiscal years can be summarized as follows: no rate changes in 1999, rate reductions of $1.8 million in 1998, and rate increases of $9.4 million in 1997. For further information regarding rate activity, see Note 3, "Rates," in notes to consolidated financial statements.

Weather and seasonality

     The Company's natural gas and propane distribution businesses and irrigation sales business are seasonal and dependent upon weather conditions in the Company's service areas. Natural gas sales to residential, commercial, and public authority customers and propane sales are affected by winter heating season requirements. Sales to industrial customers are much less weather sensitive. Sales to agricultural customers, who typically use natural gas to power irrigation pumps during the period from March through September, are affected by rainfall amounts. These factors generally result in higher operating revenues and net income during the period from October through March of each year and lower operating revenues, and either net losses or lower net income during the period from April through September of each year. The effect of significantly warmer than normal winter weather in 1999 on the Company's consolidated volumes delivered is illustrated by the following degree day information.

                                   Year ended September 30,
                                  -------------------------
                                   1999      1998     1997
                                  -----     -----    -----
Sales volumes - Bcf               140.1     159.4    164.2
Transportation volumes - Bcf       55.5      56.2     48.8
                                  -----     -----    -----
  Total                           195.6     215.6    213.0
                                  =====     =====    =====
Degree days:
  Actual                          3,374     3,799    3,909
  % of normal                        85%       95%      98%

     The effects of weather that is above or below normal are offset in the Tennessee and Georgia jurisdictions served by the United Cities Gas Company ("United Cities Division") through Weather Normalization Adjustments ("WNA"). The Georgia Public Service Commission and the Tennessee Regulatory Authority have approved WNAs. The WNA, effective October through May each year in Georgia, and November through April each year in Tennessee, allow the United Cities Division to increase the base rate portion of customers' bills when weather is warmer than normal and decrease the base rate when weather is colder than normal. The net effect of the WNA was an increase in revenues of $4.4 million, $.7 million and $2.6 million in 1999, 1998 and 1997, respectively. Approximately 186,000 or 18% of the Company's meters in service are located in Georgia and Tennessee.

     The Company recognizes the benefits of mitigating the effects of weather where possible. In that regard, the Company is currently seeking a WNA in its rate case in Kentucky and is seeking to increase its customer charge in Texas to help offset some of the negative effects of weather. However, the Company cannot predict whether it will receive the WNA in Kentucky or the increased customer charges in Texas, or how much benefit might be achieved.

     For further information regarding the impact of weather and seasonality on operating results, see Note 17, "Selected Quarterly Financial Data (unaudited)" in notes to consolidated financial statements herein.

CAPITAL RESOURCES AND LIQUIDITY (See "Consolidated Statements of Cash Flows")

     Fiscal 1999, like fiscal 1998, was a year in which total cash outflows exceeded total cash inflows. This was generally the result of the combination of lower than normal cash flows from operating activities as a result of warmer than normal weather, higher than normal capital expenditures and mandatory long-term debt retirement. This cash shortfall was financed with short-term debt and sales of common stock through the Company's Employee Stock Ownership Plan ("ESOP") and its Direct Stock Purchase Plan ("DSPP").

Cash flows from operating activities

     Cash flows from operating activities as reported in the consolidated statement of cash flows totaled $84.7 million for 1999 compared with $91.7 million for 1998 and $68.7 million for 1997. The decrease in net cash provided by operating activities from 1998 to 1999 was the result of lower net income in 1999 primarily due to lower sales volumes because of 11% warmer winter weather, more rainfall in its agricultural service area and increased operating expenses. The increase in net cash provided by operating activities from 1997 to 1998 was the result of including a full 12 months of activity for the United Cities Division in the 1998 statement of cash flows for the combined companies. Using 1997 beginning balances for United Cities Gas Company ("UCGC") as of December 31, 1996 resulted in large swings in certain seasonal asset and liability accounts like accounts receivable and accounts payable. The changes in deferred charges and other assets and other current liabilities in 1997 and 1998 were related to merger and integration costs accrued and the related regulatory assets recorded in the fourth quarter of 1997. The $35.7 million increase in accounts receivable in 1999 was due to a change in over/under recovered gas costs from a credit(over-recovered) balance of $16.2 million at September 30, 1998 to a debit(under-recovered) balance of $7.6 at September 30, 1999, and a temporary suspension in service cutoffs and normal efforts to collect past due receivables in connection with the Company's conversion to the new customer information and billing system. The over-recovered balance from 1998 was returned to customers through reductions in their 1999 bills. The $12.0 million increase in deferred charges and other assets net of non-cash amounts in 1999 was primarily due to increased pension assets. The $19.4 million increase in accounts payable in 1999 was primarily due to increased gas costs payable. The $11.9 million decrease in taxes payable in 1999 resulted from approximately 70% lower income tax expense due to lower pretax income. See "Consolidated Statements of Cash Flows" for other changes in assets and liabilities.

Cash flows from investing activities

     A substantial portion of the Company's cash resources is used to fund its ongoing construction program in order to provide natural gas services to a growing customer base. Net cash used in investing activities totaled $109.6 million in 1999 compared with $118.8 million in 1998 and $121.1 million in 1997. In 1998, the Company received $16.0 million from the sale of office buildings and an airplane. Capital expenditures in fiscal 1999 amounted to $110.4 million, compared with $135.0 million in 1998 and $122.3 million in 1997. Currently budgeted capital expenditures for fiscal 2000 total approximately $75 million and include funds for additional mains, services, meters, and equipment. Completion of technology infrastructure and business process changes, implementation of Oracle enterprise resource planning system, and Year 2000 readiness in 1999 allowed the Company to significantly reduce its planned capital expenditures for fiscal 2000. Capital expenditures for fiscal 2000 are planned to be financed from internally generated funds and financing activities, as discussed below.

     The excess of cash outflows over inflows has resulted in an increase in debt as a percentage of total capitalization, including short-term debt, except for the portion related to current storage gas, as shown in the table below.

                                                  September 30,
                                    ------------------------------------------
                                        1999                           1998
                                    ----------------         -----------------
                                                 (In thousands)
Working capital
  Short-term debt(1)                $ 44,653                  $ 48,909
                                    ========                  ========

Short-term debt                     $123,651   13.8%          $ 17,491    2.1%
Long-term debt                       395,331   44.1%           456,331   54.0%
Shareholders' equity                 377,663   42.1%           371,158   43.9%
                                    --------  -----            --------  -----
Total capitalization                $896,645  100.0%          $844,980  100.0%
                                    ========  =====           ========  =====

(1)Includes short-term borrowings associated with working gas inventories.

     The debt as a percentage of total capitalization was 57.9% and 56.1% at September 30, 1999 and 1998, respectively. The Company's longer term plans are to decrease the debt to capitalization ratio to nearer its target range of 50-52% through cash flow generated from operations, continued issuance of new common stock under its DSPP and ESOP, and reduction of capital expenditures to the range of $75.0 million to $80.0 million from the range of $110.4 million to $135.0 million in 1999 and 1998.

Cash flows from financing activities

     Net cash provided by financing activities totaled $28.7 million for 1999 compared with $25.9 million for 1998 and $47.3 million for 1997. Financing activities during these periods included issuance of common stock, dividend payments, short-term borrowings from banks under the Company's credit lines, and issuance and repayment of long-term debt.

     Cash dividends paid. The Company paid $33.9 million in cash dividends during 1999 compared with $31.8 million in 1998 and $26.4 million in 1997 (excluding dividends of $3.4 million paid by UCGC in the quarter ended December 31, 1996). Atmos raised the dividend rate a total of $.04 per share for both 1998 and 1999.

     Short-term financing activities. At September 30, 1999, the Company had committed lines of credit for $250.0 million and $12.0 million to provide for short-term cash requirements. These credit facilities are negotiated at least annually. At

September 30, 1999, the Company also had uncommitted short-term credit lines of $74.0 million, of which $70.4 million was unused. In October 1998, the Company began a commercial paper program under which it is authorized to issue up to $250.0 million. The commercial paper program is supported by a $250.0 million committed line of credit. At September 30, 1999, the Company had $152.7 million of commercial paper outstanding. During 1999, short-term debt increased $101.9 million due largely to lower net income and cash requirements of $61.0 million for repayments of long-term debt and capital expenditures of $110.4 million. Short-term debt decreased $100.9 million in 1998, due to the application of a portion of the $150.0 million proceeds from the issuance of 6.75% debentures. Short-term debt increased $38.8 million during 1997.

     Long-term financing activities. No long-term debt was issued in fiscal 1999. In July 1998, the Company issued $150.0 million of 30-year 6.75% debentures. The debentures are rated A3 by Moody's and A- by Standard & Poor's. Long-term debt payments totaled $61.0 million, $16.3 million, and $14.7 million for the years ended September 30, 1999, 1998 and 1997, respectively. The amount for 1997 excludes repayments of $1.4 million by UCGC in the quarter ended December 31, 1996. Payments of long-term debt in 1999, 1998 and 1997 consisted of annual installments under the various loan documents.

     The loan agreements pursuant to which the Company's Senior Notes and First Mortgage Bonds have been issued contain covenants by the Company with respect to the maintenance of certain debt-to-equity ratios and cash flows, and restrictions on the payment of dividends. See Note 4 of the accompanying notes to consolidated financial statements for more information on these covenants.

     See Note 6 "Contingencies" for information regarding guarantees of certain accounts payable and short-term borrowings of Woodward Marketing, LLC ("WMLLC").

     Issuance of common stock. The Company issued a total of 849,481, 755,882 and 400,578 shares of common stock in 1999, 1998 and 1997, respectively, under its various plans. See the Consolidated Statements of Shareholders' Equity and
Note 7 of the accompanying notes to consolidated financial statements for the number of shares previously issued and available for future issuance under each of the Company's plans.

Future capital requirements

     The Company believes that internally generated funds, its credit facilities, commercial paper program and access to the public debt and equity capital markets will provide necessary working capital and liquidity for capital expenditures and other cash needs for fiscal 2000. The Company has access to $262.0 million under its committed lines of credit and $74.0 million under its uncommitted lines. A committed line of credit of $250.0 million is used to support the Company's $250.0 million commercial paper program. In early fiscal 2000, the Company plans to seek regulatory approvals and register a shelf offering with the SEC for the issuance from time to time of up to $500 million in debt and equity securities for general corporate purposes.

Pro forma statement of cash flows for 1997

     Because of the pooling of interests of Atmos, which has a September 30 fiscal year-end, with UCGC, which had a December 31 year-end, the activities of UCGC for the quarter ended December 31, 1996 were included in the restated 1996 consolidated statement of cash flows instead of the 1997 consolidated statement of cash flows. As a result, amounts in the 1997 consolidated statement of cash flows as reported are different than they would have been, had they included a full 12 month's activity for UCGC.

     The following amounts summarize the pro forma condensed consolidated statement of cash flows of Atmos and UCGC for the full 12 months ended September 30, 1997.

                                               (In thousands)

Net cash provided by operating activities        $  60,278

Net cash used in investing activities             (131,286)

Net cash provided by financing activities           68,267
                                                 ---------
Decrease in cash                                    (2,741)

Cash at beginning of year                            8,757
                                                 ---------
Cash at end of year                              $   6,016
                                                 =========

RESULTS OF OPERATIONS - CONSOLIDATED

Year ended September 30, 1999 compared with year ended September 30, 1998

    To assist in management's discussion of results of operations, the following table presents the effects of certain special items and weather on reported consolidated net income. Earnings per share amounts presented in this discussion are on a diluted basis.

                                           Year ended September 30,
                            -------------------------------------------------
                                1999               1998            1997
                            ----------------  --------------   --------------
                                        Per             Per              Per
                            Amount     Share  Amount   Share   Amount   Share
                            -------    -----  -------  -----   -------  -----
                                     (In thousands, except per share data)

Net income as reported      $17,744   $ .58   $55,265  $1.84   $23,838  $ .81

Special items:
  Management
    reorganization                -       -         -      -     2,800    .10
  Reserve for
    integration costs             -       -         -      -    12,630    .43
  Sale of assets                  -       -    (2,244)  (.07)        -      -
  Litigation settlement       2,070     .07         -      -         -      -
                            -------    ----   -------  -----   -------  -----

Normalized net income
  except for effects
  of weather                 19,814     .65    53,021   1.77    39,268   1.34

Effects of weather           28,224     .91     3,485    .11     3,571    .12
                            -------   -----   -------  -----   -------  -----
Normalized net income       $48,038   $1.56   $56,506  $1.88   $42,839  $1.46
                            =======   =====   =======  =====   =======  =====

Net income as reported

     The Company reported net income of $17.7 million, or $.58 per diluted share, on operating revenues of $690.2 million for the fiscal year ended September 30, 1999. Net income for 1998 was $55.3 million, or $1.84 per diluted share, on operating revenues of $848.2 million, which included one-time gains totaling $2.2 million or $.07 per diluted share, from the sales of real estate and equipment owned by the United Cities Division.

     Results for the year were negatively impacted by the warmest winter on record for Atmos. Across the Atmos system, weather was more than 15 percent warmer than normal and more than 11 percent warmer than last year. Rainfall in West Texas exceeded average rainfall levels for the region by more than 32% during the 1999 irrigation season, resulting in a 43% decrease in irrigation sales over last year. In addition, increased depreciation and interest expense related to assets placed in service in advance of recognition in rates adversely affected financial results. Earnings were also reduced by a charge in the second quarter of $.07 per share for settlement of litigation in Louisiana.

     Net income for 1999 was also negatively impacted by operating and maintenance expenses that were higher than last year as a result of the first full year of operation of the Company's customer support center in Amarillo; process improvement initiatives related to the new customer information and billing system and the accounting and human resource systems placed in service during the year; and Year 2000 readiness initiatives. Operation expenses also included increased reserves of $5.0 million for the possible write-off of accounts receivable resulting from a temporary suspension in service cutoffs and normal efforts to collect past due receivables in connection with the Company's conversion to the new customer information and billing system. In addition to lower gross profit resulting from adverse weather conditions, gross profit for the year was reduced $4.3 million by reserves established for deferred gas costs that are not expected to be recoverable.

     Finally, 1999 results were positively impacted by a change in accounting principle adopted by WMLLC, a gas marketing and services company in which Atmos owns a 45% interest. WMLLC adopted Emerging Issues Task Force Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" ("EITF 98-10"), the effect of which added $2.4 million to other income.

     For fiscal year 1998, the Company reported net income of $55.3 million, or $1.84 per diluted share, on operating revenues of $848.2 million. The 1998 net income included one-time gains totaling $2.2 million or $.07 per diluted share, from the sales of real estate and equipment. Although revenues for 1998 were lower as a result of winter weather that was 5% warmer than normal, as well as warmer than 1997, earnings improved due to gains on asset sales, lower operation and maintenance expenses and increased irrigation sales. Operation and maintenance expenses were lower for 1998 due to a company-wide restructuring of the organization and Atmos' integration of the United Cities Division. Sales of gas in West Texas to farmers for fueling irrigation pumps increased due to hot and dry summer weather in

1998. Irrigation volumes increased 34% in 1998 compared with 1997.

     For fiscal year 1997, the Company reported net income of $23.8 million, or $.81 per share, on operating revenues of $906.8 million. The 1997 net income included the effects of special after-tax charges related to management reorganization ($2.8 million or $.10 per share) and reserves related to the UCGC merger and integration ($12.6 million or $.43 per share). Excluding the effect of these charges, the Company's net income would have been $39.3 million or $1.34 per share in 1997, compared with $41.2 million, or $1.42 per share for 1996. The 1997 results include UCGC, which merged with Atmos effective July 31, 1997.

Special items

     The Company became successor in interest in connection with a lawsuit filed against a gas company it acquired in Louisiana in 1995. In 1999 the Company settled the lawsuit for $3.25 million or $2.07 million after-tax.

     In 1998, the Company sold UCGC's former headquarters office building in Brentwood, Tennessee; two office buildings and a piece of land in Franklin, Tennessee that UCGC had held for investment; and an airplane. The Company realized a pre-tax gain on the sale of assets totaling $3.3 million or $2.2 million after-tax.

     In 1997 the Company completed a management reorganization and recorded a charge of $4.4 million ($2.8 million after-tax) in related costs.

     In connection with the UCGC merger and integration in 1997, the Company recorded approximately $17.0 million of transaction costs and $42.8 million for separation and other costs. The Company believes a significant amount of these costs will be recovered through rates and future operating efficiencies of the combined operations. Therefore, the Company recorded these costs as regulatory assets and established a reserve of $20.3 million ($12.6 million after-tax), to account for costs that may not be recovered. For further information regarding the merger, see Note 2 of notes to consolidated financial statements.

Consolidated Other Income, Interest Charges and Income Taxes

Other income

     Equity in earnings of unconsolidated investment amounted to $7.2 million, $3.9 million and $3.3 million for 1999, 1998 and 1997, respectively. The increase for 1999 was primarily attributable to a change in accounting principle adopted by WMLLC. WMLLC adopted EITF 98-10, the effect of which added $2.4 million to equity in earnings of unconsolidated investment.

     Interest income was $.8 million, $1.5 million and $2.2 million for 1999, 1998 and 1997, respectively. The decreases in 1998 and 1999 were due to maintaining lower overnight cash balances for short-term investing.

     Other, net was $2.2 million, $4.3 million and $(.3) million for 1999, 1998 and 1997, respectively. The increase from 1997 to 1998 was primarily due to the $3.3 million gain from sale of certain assets obtained in the merger with UCGC. The $2.2 million in 1999 was primarily due to income from performance-based rates ("PBR") which were implemented in Kentucky in 1998.

Interest charges

     Interest charges totaled $37.1 million, $35.6 million and $33.6 million in 1999, 1998 and 1997, respectively. The increases for 1998 and 1999, were related to increases in total debt outstanding for funding the infrastructure, technology, process changes and customer support investments made in 1997, 1998 and 1999.

Income taxes

     The provision for income taxes was $9.6 million, $31.8 million and $14.3 million for 1999, 1998 and 1997, respectively. Changes in income taxes are primarily related to changes in pre-tax income. For further information regarding income taxes, see Note 5 of notes to consolidated financial statements.

Net income by segment

     The Company has three business segments: utility operations, propane operations and energy services, which includes the Company's 45% interest in WMLLC. The following table sets forth the net income (loss) of each of these segments for 1999, 1998 and 1997.

                             Year ended September 30,
                       --------------------------------
                         1999        1998        1997
                       --------    --------    --------
                                 (In thousands)
Utility                $10,800     $43,332     $19,739
Propane                   (869)        (66)        (90)
Energy Services          7,813      11,999       4,189
                       -------     -------     -------
Reported net income    $17,744     $55,265     $23,838
                       =======     =======     =======

     For additional financial information regarding the Company's segments, see
Note 12 of notes to consolidated financial statements and the following discussion of the "Results of Operations" for each segment.

RESULTS OF OPERATIONS - UTILITY

     Key financial and operating data for the Company's utility operations are highlighted in the following table.


                                                    Year ended September 30,
                                              ---------------------------------
                                                 1999          1998      1997
                                              ----------   ----------  --------
Financial                                            (Dollars in thousands,
---------                                             except per Mcf data)


Operating revenues                            $  621,211   $  739,930  $807,428
Purchased gas cost                               343,338      438,920   505,716
                                              ----------   ----------  --------
  Gross profit                                   277,873      301,010   301,712
Operating expenses                               225,623      200,345   240,499
Litigation settlement                              3,250            -         -
                                              ----------   ----------  --------
  Operating income                                49,000      100,665    61,213
Other income                                       2,763          843     1,242
Interest charges                                  35,799       33,181    30,882
Income taxes                                       5,164       24,995    11,834
                                              ----------   ----------  --------
Net income                                    $   10,800   $   43,332  $ 19,739
                                              ==========   ==========  ========
Operating
---------
Sales volumes (MMcf):
  Residential                                     67,128       73,472    75,215
  Commercial                                      31,457       36,083    37,382
  Public authority and other                       5,793        4,937     5,195
  Industrial                                      20,901       22,256    27,545
                                              ----------   ----------  --------
    Total                                        125,279      136,748   145,337

Transportation (MMcf)                             55,468       56,224    48,800
                                              ----------   ----------  --------
  Total volumes (MMcf)                           180,747      192,972   194,137
                                              ==========   ==========  ========
Meters in service,
  end of year                                  1,037,995    1,004,532   985,448

Average gas sales price/Mcf                   $     4.71   $     5.17  $   5.36
Average cost of gas/Mcf                       $     2.74   $     3.21  $   3.48
Average margin per Mcf sold                   $     1.97   $     1.96  $   1.88
Average transportation
  revenue/Mcf                                 $      .42   $      .43  $    .41

Year ended September 30, 1999 compared with year ended September 30, 1998

     Operating revenues decreased approximately 16% to $621.2 million in 1999 from $739.9 million in 1998 due to a decrease of 8% in sales volumes and a decrease of 9% in the average sales price per thousand cubic feet ("Mcf") of gas sold. The decrease in sales price reflects a decrease in the commodity cost of gas, which is passed through to end users, and rate decreases implemented in 1998. Sales to weather sensitive residential, commercial and public authority customers decreased approximately 10.1 billion cubic feet ("Bcf") in 1999 while sales and transportation volumes delivered to industrial and agricultural customers decreased approximately 2.1 Bcf. Total sales and transportation volumes delivered decreased 6% to 180.7 Bcf in 1999, as compared with 193.0 Bcf in 1998. The volume decrease was primarily due to lower demand as a result of weather that was 11% warmer in 1999 than in 1998.

     Gross profit decreased by approximately 8% to $277.9 million in 1999 from $301.0 million in 1998. Factors contributing to the lower gross profit were a decrease in sales volumes of 11.5 Bcf or 8% due to the effect of 11% warmer weather than in 1998, rate decreases totaling approximately $1.8 million implemented in fiscal 1998 in Colorado and Virginia and a reserve of $4.3 million established for deferred gas costs that are not expected to be recoverable.

     Operating expenses increased $25.3 million or 13% to $225.6 million in 1999. The increase in operating expenses was due to the first full year of operation of the Company's Customer Support Center in Amarillo; process improvement initiatives related to the new customer information and billing system and the accounting and human resource systems placed in service during the year; and Year 2000 readiness initiatives. Operation expenses also included increased reserves of $5.0 million for the possible write-off of accounts receivable resulting from a temporary suspension in service cutoffs and normal efforts to collect past due receivables in connection with the Company's conversion to the new customer information and billing system.

Year ended September 30, 1998 compared with year ended September 30, 1997

     Utility operating revenues decreased approximately 8% to $739.9 million in 1998 from $807.4 million for 1997 due to a decrease of 6% in sales volumes and a decrease of 4% in the average sales price per Mcf. The decrease in sales volumes resulted from weather that was 3% warmer than 1997 and 5% warmer than 30-year normals. Sales volumes and revenues were also reduced by certain industrial customers switching from sales service to transportation service.

     Gross profit was not significantly changed at $301.0 million for 1998 as compared with $301.7 million for 1997. The switching from sales to transportation service did not significantly affect gross profit for 1998.

     Operating expenses decreased $40.2 million for 1998 as compared with 1997 primarily due to a $20.3 million reserve for integration included in 1997, a $4.4 million charge for a management reorganization in 1997, and a significant reduction in 1998 operating expenses due to the company-wide restructuring of the organization and the integration of the United Cities Division. Interest charges increased 7% to $33.2 million primarily due to an increased level of debt and slightly higher average short-term rates in 1998 as compared with 1997.

RESULTS OF OPERATIONS - PROPANE

     Key financial and operating data for the propane operations are presented in the following table.


                                                   Year ended September 30,
                                                 ---------------------------
                                                  1999       1998      1997
                                                 -------   -------    ------
Financial                                            (Dollars in thousands,
---------                                            except per gallon data)

Operating revenues                               $22,944   $29,091   $33,194
Purchased gas cost                                11,155    17,709    21,193
                                                 -------   -------   -------
  Gross profit                                    11,789    11,382    12,001
Operating expenses                                12,332    10,763    11,596
                                                 -------   -------   -------
  Operating income(loss)                            (543)      619       405
Other income                                         482       174       159
Interest charges                                   1,231       897       744
Income tax benefit                                  (423)      (38)      (90)
                                                 -------   -------   -------
Net income (loss)                                $  (869)  $   (66)  $   (90)
                                                 =======   =======   =======

Operating
---------
Propane heating degree days:
  Actual                                           3,440     3,799     3,847
  % of normal                                         85%       94%       96%
Sales volumes (000 gallons):
  Retail                                          19,700    17,229    17,145
  Wholesale                                        2,591     6,183     8,059
                                                 -------   -------   -------
    Total                                         22,291    23,412    25,204
                                                 =======   =======   =======

Average selling price/gallon                        $.88      $.88      $.90

Average cost/gallon                                 $.44      $.53      $.65

Customers, end of year                            39,539    37,400    29,097

Year ended September 30, 1999 compared with year ended September 30, 1998

     Propane revenues decreased $6.2 million from $29.1 million in 1998 to $22.9 million in 1999 primarily due to decreased wholesale volumes sold as a result of the implementation of the Company's plan to exit the wholesale propane supply and transportation business. Partially offsetting this decrease was an increase in the retail gallons sold as a result of the acquisitions of Ingas, Inc. in May, 1998; Harris Propane Gas Company, Inc. in July 1998; Massey Propane Gas Company and E-Con Gas, Inc. in August 1998; and Shaw LP Gas, Inc. in September 1998. The Company exited the less profitable propane transportation, cylinder exchange, and appliance sales and service businesses in 1999.

     Purchased gas cost decreased $6.5 million from $17.7 million in 1998 to $11.2 million in 1999 due primarily to decreased wholesale volumes sold. Additionally, the average cost per gallon decreased $.09 per gallon from $.53 per gallon in 1998 to $.44 per gallon in 1999. This decrease was partially offset by the cost of increased retail gallons sold due to the acquisitions made during fiscal 1998.

     Operating expenses increased $1.6 million from $10.8 million in 1998 to $12.3 million in 1999 due primarily to the acquisitions made during fiscal 1998.


     Interest expense increased $.3 million due to increased debt related to the acquisitions in 1998 and slightly higher interest rates in 1999.

Year ended September 30, 1998, compared with year ended September 30, 1997

     Revenues from propane operations decreased from $33.2 million in 1997 to $29.1 million in 1998 primarily due to the decreased selling price per gallon to retail and wholesale customers. This decreased selling price was the result of the lower demand because of warmer weather and increased competition for customers as compared to the prior year. Partially offsetting this decrease was an increase in retail gallon sales. The increase in retail volumes sold resulted from the acquisitions discussed above.

     Purchased gas cost decreased from $21.2 million in 1997 to $17.7 million in 1998 primarily due to the decreased market cost of propane to the Company amounting to approximately $.12 per gallon. Partially offsetting this decrease was increased gas purchased for retail sales in 1998 as compared to 1997.

     Operating expenses decreased from $11.6 million in 1997 to $10.8 million in 1998 primarily due to decreased administrative and general expenses due to decreased bad debt expense and a reduction of staff through attrition during 1998. Partially reducing this decrease was an increase in depreciation and amortization from $2.1 million in 1997 to $2.3 million in 1998 due to the acquisitions in 1997 and in 1998, and depreciation on additional plant placed in service.

     Interest expense increased from $.7 million in 1997 to $.9 million in 1998 due to increased short-term borrowings and long-term debt associated with the acquisitions in 1998, as well as increased short-term borrowings to cover cash flow deficits from decreased sales.

RESULTS OF OPERATIONS - ENERGY SERVICES

     This segment is currently composed of four parts. Atmos Storage, Inc., owns underground storage fields in Kansas and Kentucky and provides storage services to the United Cities Division and Greeley Gas Company ("Greeley Division") and other non-regulated customers. Atmos Energy Services, Inc., ("AESI") markets gas to irrigation and industrial customers in West Texas through Enermart Energy Services Trust ("Enermart"), and to industrial customers in Louisiana and is developing plans for marketing various non-regulated services and products. Atmos Energy Marketing, LLC, owns the Company's 45% investment in WMLLC, a gas marketing and energy management services business. Atmos Leasing, Inc., leases buildings and vehicles to the United Cities Division and gas appliances to residential customers.

     Key financial data for the energy services segment are set forth below.

                                Year ended September 30,
                               --------------------------
                                 1999     1998      1997
                               -------   -------   ------
                                 (Dollars in thousands)

Operating revenues             $53,416   $80,672  $68,389
Purchased gas cost              43,284    61,228   52,448
                               -------   -------  -------
  Gross profit                  10,132    19,444   15,941
Operating expenses               4,350     7,849   10,950
                               -------   -------  -------
  Operating income               5,782    11,595    4,991
Other income (loss)                (96)    4,834      467
Equity in earnings of
  unconsolidated investment      7,156     3,920    3,254
Interest charges                   215     1,501    1,969
Income taxes                     4,814     6,849    2,554
                               -------   -------  -------
Net income                     $ 7,813   $11,999  $ 4,189
                               =======   =======  =======

Gas Sales (MMcf)
  Irrigation                     9,655    17,018   12,743
  Industrial                     5,185     5,607    6,094
                               -------   -------  -------
    Total                       14,840    22,625   18,837
                               =======   =======  =======

Year ended September 30, 1999 compared with year ended September 30, 1998

     Operating revenues decreased 34% from $80.7 million in 1998 to $53.4 million in 1999 due primarily to decreased West Texas non-regulated irrigation and industrial revenues. The decrease in irrigation revenues was due to increased rainfall and cooler summer temperatures in West Texas. Storage revenues also decreased due to decreased volumes withdrawn from underground storage as a result of warmer than normal winter weather in Kansas and Tennessee.

     Operating expenses decreased $3.5 million in 1999 due primarily to Enermart entering into an all-inclusive gas transportation service agreement with the Energas Division which resulted in costs which Enermart had previously classified as operation expense being classified as cost of gas in 1999. Decreased irrigation volumes in West Texas and storage withdrawals in Kansas and Tennessee also reduced operating costs.

      Other income decreased $4.9 million in 1999 from 1998 primarily due to a $3.3 million gain on sale of assets in 1998, as discussed below. Equity in earnings of unconsolidated investment increased $3.2 million in 1999 from 1998 primarily because of the $2.4 million of income resulting from WMLLC's adoption of EITF 98-10 in 1999. Interest charges decreased $1.3 million due primarily to decreased short-term debt in 1999 as compared with 1998.

Year ended September 30, 1998 compared with year ended September 30, 1997

     Operating revenues increased 18% from $68.4 million for 1997 to $80.7 million for 1998 due to increases of $10.7 million in non-regulated West Texas irrigation and industrial revenues, and $1.6 million for gas storage operations. The increase in irrigation and industrial revenues was primarily due to hotter and drier than normal weather in West Texas in 1998. The increase in storage revenues was due to increased volumes withdrawn from underground storage in 1998 as compared with 1997. Like the utility and propane operations, gas storage volumes and revenues vary in relation to winter heating degree days.

     Operating expenses decreased $3.1 million in 1998 as compared with 1997 due primarily to operating efficiencies and cost savings from restructuring irrigation and gas storage operations.

     Other income increased to $4.8 million for 1998 as compared with $.5 million for 1997. The increase was primarily due to the sales of UCGC's former headquarters office, two office buildings and a piece of land in Franklin, Tennessee that UCGC had held for investment, and an airplane. Also contributing to the increase was gas brokering and utilization of storage capacity in excess of that dedicated to regulated markets to serve certain non-regulated markets.

     Interest charges decreased $.5 million in 1998 as compared with 1997 due primarily to reduced debt balances in Enermart, AESI's wholly-owned trust that conducts non-regulated gas marketing operations in West Texas.

Equity in earnings of WMLLC

     The Company accounts for its 45% investment in WMLLC using the equity method of accounting. Against the 45% of WMLLC's net income before tax, the Company records the amortization of the excess of the purchase price over the value of the net tangible assets, amounting to approximately $5.4 million which was allocated to intangible assets consisting of customer contracts and goodwill, and is being amortized over ten and twenty years, respectively, as well as the provision for income taxes.

     The following table presents the WMLLC financial results recorded by Atmos for the years ended September 30, 1999, 1998 and 1997. WMLLC has adopted the calendar year for financial reporting purposes.


                                    Twelve months ended
                                        September 30,
                                  -----------------------
                                    1999    1998    1997
                                  -------  ------  ------
                                       (In thousands)

WMLLC net income before taxes     $15,902  $8,711  $7,231
                                  =======  ======  ======
Atmos share @ 45%                   7,156   3,920   3,254
Less:
 Amortization of excess
  purchase price                      407     400     359
 Provision for taxes                2,362   1,337   1,100
                                  -------  ------  ------
Atmos equity in WMLLC earnings    $ 4,387  $2,183  $1,795
                                  =======  ======  ======

     The net income before taxes of WMLLC increased from $7.2 million for 1997, to $8.7 million for 1998, to $15.9 million for 1999, due to growth in number of customers and gas marketing volumes and revenues each year. Additionally, WMLLC adopted EITF 98-10 in 1999, the effect of which added $2.4 million to the Company's equity in earnings of unconsolidated investment.

Factors influencing future performance

     Performance of the Company in the near future will primarily depend on the results of its utility operations since utility operations are expected to continue to be the substantial contributor to the Company's consolidated net income. Because of the changing energy marketplace, there are several factors that will influence Atmos' future financial performance. Some of these factors are described below.

Allowed rate of return

     The Company's utility business is subject to various regulated returns on its rate base in each of the 12 states in which it operates. The Company constantly monitors the allowed rates of return, its effectiveness in earning such rates, and initiates rate proceedings or operating changes as needed.

Outcome of pending rate cases

     In the normal course of the regulatory environment, assets are placed in service and historical test periods are established before rate cases can be filed. Once rate cases are filed, regulatory bodies have the authority to suspend implementation of the new rates while studying the cases. Because of this process, the Company must suffer the negative financial effects of having placed assets in service without the benefit of rate relief. Management cannot predict the outcome of the approximately $28.4 million of revenue increases it is seeking in Texas and Kentucky.

Weather

     The Company's natural gas and propane sales volumes and related revenues are directly correlated with space heating requirements that result from cold winter weather. Its agricultural sales volumes are associated with the rainfall levels during the growing season in its West Texas irrigation market. Weather is a significant factor influencing the Company's performance.

Control of expenses

     Historically, the Company has been able to budget and control operating expenses and investment within the amounts authorized to be collected in rates, and intends to continue to do so. The ability to control expenses is an important factor that will influence future results.

Environmental matters

     The Company is involved in certain environmental matters and expenditures to comply with these laws and regulations are expected to be recovered through rates, insurance, or shared with other potentially responsible parties. These matters are not expected to materially affect the results of operations, financial condition or cash flows of the Company. See Note 6 of notes to consolidated financial statements for further information.

Performance-based regulation

     Regulators in Georgia, Kentucky and Tennessee allow the Company and its customers to share in purchased gas cost savings when the Company can obtain gas supplies below certain benchmark indices. Acceptance of such incentives in other states would contribute to the profitability of the Company's utility operations.

Deregulation or unbundling

     The Company is closely monitoring the development of unbundling initiatives in the natural gas industry. Because of its brand loyalty in its service areas, its enhanced technology and distribution system infrastructures, the Company believes that it is now positively positioned as unbundling evolves.

Growth through acquisitions

     Achieving economies of scale, thereby spreading the fixed costs of the utility business over a large customer base is a basic tenet in the Company's plan to continue to be a low cost provider among its industry peers.

Inflation

     The Company believes that inflation has caused, and will continue to cause, increases in certain operating expenses and has required and will continue to require assets to be replaced at higher costs. The Company has a process in place to continually review the adequacy of its gas rates in relation to the increasing cost of providing service and the inherent regulatory lag in adjusting those gas rates.

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

     Management has considered the internal auditors' and the independent auditors' recommendations concerning the Company's system of internal accounting controls and has taken actions that are believed to be cost-effective in the circumstances to respond appropriately to these recommendations. The Audit Committee of the Board of Directors meets periodically with the internal auditors and the independent auditors to discuss the Company's internal accounting controls, auditing and financial reporting matters.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Atmos Energy Corporation

     We have audited the accompanying consolidated balance sheets of Atmos Energy Corporation at September 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atmos Energy Corporation at September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                                               Ernst & Young LLP


Dallas, Texas
November 9, 1999

ATMOS ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                      September 30,
                                                 ----------------------
                                                    1999        1998
                                                 ----------  ----------
                                       (In thousands, except share data)

ASSETS
Property, plant and equipment                    $1,526,834  $1,333,556
Construction in progress                             22,424     112,864
                                                 ----------  ----------
                                                  1,549,258   1,446,420
Less accumulated depreciation
 and amortization                                   583,476     528,560
                                                 ----------  ----------
 Net property, plant and equipment                  965,782     917,860
Current assets
 Cash and cash equivalents                            8,585       4,735
 Accounts receivable, less allowance
  for doubtful accounts of $9,231
  in 1999 and $1,969 in 1998                         70,564      34,887
 Inventories                                          8,209      15,219
 Gas stored underground                              44,653      48,909
 Prepayments                                          3,142       3,630
                                                 ----------  ----------
  Total current assets                              135,153     107,380
Deferred charges and other assets                   129,602     116,150
                                                 ----------  ----------
                                                 $1,230,537  $1,141,390
                                                 ==========  ==========

                                  (continued)

ATMOS ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS (continued)

                                                        September 30,
                                                ---------------------------
                                                    1999            1998
                                                ----------       ----------
                                       (In thousands, except share data)

CAPITALIZATION AND LIABILITIES
Shareholders' equity
  Common stock, no par value (stated
    at $.005 per share); 100,000,000
    shares authorized; issued and
    outstanding: 1999 - 31,247,800
    shares, 1998 - 30,398,319 shares            $      156       $      152
  Additional paid-in capital                       293,359          271,637
  Retained earnings                                 83,231           99,369
  Accumulated other comprehensive
    income                                             917                -
                                                ----------       ----------
    Total shareholders' equity                     377,663          371,158
Long-term debt                                     377,483          398,548
                                                ----------       ----------
  Total capitalization                             755,146          769,706
Current liabilities
  Current maturities of long-term debt              17,848           57,783
  Short-term debt                                  168,304           66,400
  Accounts payable                                  64,167           44,742
  Taxes payable                                        848           12,736
  Customers' deposits                                9,657           12,029
  Other current liabilities                         25,951           30,369
                                                ----------       ----------
    Total current liabilities                      286,775          224,059
Deferred income taxes                              112,610           80,213
Deferred credits and other liabilities              76,006           67,412
                                                ----------       ----------
                                                $1,230,537       $1,141,390
                                                ==========       ==========

See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
                                       Year ended September 30,
                                 ------------------------------------
                                    1999          1998         1997
                                 --------       --------     --------
                                 (In thousands, except per share data)

Operating revenues               $690,196       $848,208     $906,835
Purchased gas cost                390,402        516,372      577,181
                                 --------       --------     --------
Gross profit                      299,794        331,836      329,654
Operating expenses
 Operation                        144,815        131,336      173,683
 Maintenance                        9,141         10,278       11,974
 Litigation settlement              3,250              -            -
 Depreciation and amortization     56,874         47,555       45,257
 Taxes, other than income          31,475         29,788       32,131
                                 --------       --------     --------
Total operating expenses          245,555        218,957      263,045
                                 --------       --------     --------
Operating income                   54,239        112,879       66,609
Other income (expense)
 Equity in earnings of
    unconsolidated investment       7,156          3,920        3,254
 Interest income                      765          1,510        2,156
 Other, net                         2,202          4,341         (288)
                                 --------       --------     --------
    Total other income             10,123          9,771        5,122
Interest charges, net              37,063         35,579       33,595
                                 --------       --------     --------
Income before income taxes         27,299         87,071       38,136
Income taxes                        9,555         31,806       14,298
                                 --------       --------     --------
Net income                       $ 17,744       $ 55,265     $ 23,838
                                 ========       ========     ========
Basic net income per share       $    .58       $   1.85     $    .81
                                 ========       ========     ========
Diluted net income per share     $    .58       $   1.84     $    .81
                                 ========       ========     ========
Cash dividends per share         $   1.10       $   1.06     $   1.01
                                 ========       ========     ========
Weighted average
 shares outstanding:
       Basic                       30,566         29,822       29,409
                                 ========       ========     ========
       Diluted                     30,819         30,031       29,422
                                 ========       ========     ========

See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                              Common stock                       Accumulated
                                                              -----------           Additional      other
                                                               Number of    Stated   paid-in    comprehensive  Retained
                                                                 shares     value    capital       income      earnings    Total
                                                              ------------  ------  ----------  -------------  --------   --------
                                                                                 (In thousands, except share data)
Balance, September 30, 1996                                     29,241,859    $146    $241,658   $          -  $ 87,778   $329,582

Net income                                                               -       -           -              -    23,838     23,838
Cash dividends ($1.01 per
     share)                                                              -       -           -              -   (26,415)   (26,415)
Common stock issued:
 Restricted stock grant
      plan                                                         100,000       1       2,443              -         -      2,444
 Direct stock purchase
   plans                                                            85,243       -       1,888              -         -      1,888
 Outside directors
   stock-for-fee plan                                                3,008       -          72              -         -         72
 ESOP                                                              212,327       1       5,113              -         -      5,114
Less: UCGC net income
  for the quarter ended
     December 31, 1996                                                   -       -           -              -    (9,263)    (9,263)
                                                                ----------    ----    --------  -------------  --------   --------
Balance, September 30, 1997                                     29,642,437     148     251,174              -    75,938    327,260

Net income                                                               -       -           -              -    55,265     55,265
Cash dividends ($1.06 per
     share)                                                              -       -           -              -   (31,834)   (31,834)
Common stock issued:
 Restricted stock
      grant plan                                                   114,250       1       2,898              -         -      2,899
 Direct stock purchase
      plan                                                         531,353       3      14,482              -         -     14,485
 ESOP                                                               52,473       -       1,485              -         -      1,485
 Long-term stock plan for
   United Cities Division                                           55,500       -       1,533              -         -      1,533
 Outside directors
   stock-for-fee plan                                                2,306       -          65              -         -         65
                                                                ----------    ----    --------  -------------  --------   --------
Balance, September 30, 1998                                     30,398,319     152     271,637              -    99,369    371,158

                                 (continued)

ATMOS ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)


                                      Common stock                  Accumulated
                                   -----------------   Additional      other
                                   Number of   Stated   paid-in    comprehensive  Retained
                                     shares    value    capital       income      earnings     Total
                                   ----------  ------  ----------  -------------  ---------  ---------
                                                    (In thousands, except share data)
Balance, September 30, 1998        30,398,319  $  152    $271,637  $           -  $ 99,369   $371,158

Comprehensive income
  Net income                                -       -           -              -    17,744     17,744
  Unrealized holding gains
    on investments, net                     -       -           -            917         -        917
Cash dividends ($1.10
        per share)                          -       -           -              -   (33,882)   (33,882)
 Common stock issued:
   Restricted stock
         grant plan                    56,850       -       1,732              -         -      1,732
   Direct stock purchase
     plan                             694,905       4      17,429              -         -     17,433
   ESOP                                89,435       -       2,362              -         -      2,362
   Long-term stock plan for
         United Cities Division         6,450       -         150              -         -        150
   Outside directors
         stock-for-fee plan             1,841       -          49              -         -         49
                                   ----------  ------    --------  -------------  --------   --------
Balance, September 30, 1999        31,247,800  $  156    $293,359  $         917  $ 83,231   $377,663
                                   ==========  ======    ========  =============  ========   ========

See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            Year ended September 30,
                                        ------------------------------
                                          1999       1998       1997
                                        --------   --------   --------
                                               (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                              $ 17,744   $ 55,265   $ 14,575
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
  Depreciation and amortization:
   Charged to depreciation and
    amortization                          56,874     47,555     39,970
   Charged to other accounts               4,800      5,861      2,237
  Deferred income taxes                   31,874     (3,968)     5,807
  Gain on sales of non-utility
   assets                                      -     (3,335)         -
Changes in assets and liabilities:
  (Increase) decrease in accounts
   receivable                            (35,677)    36,330     32,198
  (Increase) decrease in
   inventories                             7,010     (2,886)     1,562
  (Increase) decrease in gas
   stored underground                      4,256       (787)    (4,772)
  (Increase) decrease in
   prepayments                               488      2,387     (3,208)
  Increase in deferred charges
   and other assets                      (12,012)   (20,671)   (29,683)
  Increase (decrease) in
   accounts payable                       19,425    (17,884)   (17,695)
  Increase (decrease) in taxes
   payable                               (11,888)     8,673       (837)
  Decrease in customers'
   deposits                               (2,372)    (3,069)    (1,714)
  Increase (decrease) in other
   current liabilities                    (4,418)   (22,213)    28,716
  Increase in deferred credits
   and other liabilities                   8,594     10,393      1,593
                                        --------   --------   --------
   Net cash provided by
    operating activities                  84,698     91,651     68,749

                                  (continued)

ATMOS ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


                                              Year ended September 30,
                                         ---------------------------------
                                           1999        1998         1997
                                         ---------   ---------   ---------
                                                    (In thousands)

CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures                    $(110,353)  $(134,989)  $(122,312)
 Retirements of property, plant
  and equipment, net                           757         178       1,189
 Proceeds from sales of assets                   -      15,997           -
                                         ---------   ---------   ---------
  Net cash used in investing
    activities                            (109,596)   (118,814)   (121,123)

CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase (decrease) in
  short-term debt                          101,904    (100,900)     38,812
 Proceeds from issuance of
  long-term debt                                 -     154,445      40,000
 Repayment of long-term debt               (61,000)    (16,296)    (14,659)
 Cash dividends paid                       (33,882)    (31,834)    (26,415)
 Issuance of common stock                   21,726      20,467       9,518
                                         ---------   ---------   ---------
  Net cash provided by
   financing activities                     28,748      25,882      47,256
                                         ---------   ---------   ---------
Net increase (decrease) in cash
 and cash equivalents                        3,850      (1,281)     (5,118)
Cash and cash equivalents at
 beginning of year                           4,735       6,016      11,134
                                         ---------   ---------   ---------
Cash and cash equivalents
 at end of year                          $   8,585   $   4,735   $   6,016
                                         =========   =========   =========


See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Contents of Notes to Consolidated Financial Statements

     1.   Summary of significant accounting policies                      43

     2.   Business combinations                                           49

     3.   Rates                                                           50

     4.   Long-term debt and short-term debt                              53

     5.   Income taxes                                                    56

     6.   Contingencies                                                   58

     7.   Common stock and stock options                                  63

     8.   Employee retirement and stock ownership                         67
          plans

     9.   Other postretirement benefits                                   72

    10.   Earnings per share                                              75

    11.   Statement of cash flows supplemental                            76
          disclosures

    12.   Segment information                                             76

    13.   Marketable securities                                           80

    14.   Leases                                                          81

    15.   Related party transactions                                      82

    16.   Subsequent event                                                82

    17.   Selected quarterly financial data (unaudited)                   83

1.   Summary of significant accounting policies

     Forward-looking statements - These notes to consolidated financial statements, particularly notes 2, 3, 6, 7, 9,14, and 16, may contain "forward-looking statements" as discussed herein in Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Cautionary Statement for the Purposes of the Safe Harbor under the Private Securities Litigation Reform Act of 1995" and should be read in conjunction with such discussion.

     Description of business - Atmos Energy Corporation and its subsidiaries ("Atmos" or the "Company") are engaged primarily in the natural gas utility business as well as certain non-regulated businesses. The Company distributes through sales and transportation arrangements natural gas to approximately 1.0 million residential, commercial, public authority and industrial customers through its five regulated utility divisions: Energas Company ("Energas Division") in Texas; Trans Louisiana Gas Company ("Trans La Division") in Louisiana; Western Kentucky Gas Company ("Western Kentucky Division") in Kentucky; Greeley Gas Company ("Greeley Division") in Colorado and Kansas; and United Cities Gas Company ("United Cities Division") in Illinois, Tennessee, Iowa, Virginia, Georgia, South Carolina and Missouri. Such business is subject to federal and state regulation and/or regulation by local authorities in each of the twelve states in which the utility divisions operate. Its shared services unit is located in Dallas, Texas and its Customer Support Center is located in Amarillo, Texas. Its nonregulated businesses include propane sales and various energy services businesses as described below.

     The Company is engaged in the retail and wholesale distribution of propane gas through United Cities Propane Gas, Inc. ("Propane"). It currently has operation and storage centers and storefront offices located in Tennessee, Kentucky, and North Carolina with a total company storage capacity of approximately 2.5 million gallons. As of September 30, 1999, Propane served approximately 40,000 customers in the states listed above as well as Virginia.

     Through Atmos Storage, Inc. ("Storage"), the Company owns and operates natural gas storage fields in Kentucky and Kansas to supplement natural gas used by customers of the regulated utility divisions in Tennessee, Kansas and Illinois and to provide storage services to other customers that may be in other states.

     Through Atmos Energy Services, Inc., the Company markets gas to industrial and irrigation customers in West Texas through Enermart Energy Services Trust ("Enermart") and to industrial customers in Louisiana, and is developing plans for marketing various non-regulated services and products.

     Through Atmos Energy Marketing, LLC's 45% interest in Woodward Marketing, LLC ("WMLLC"), a limited liability company formed in Delaware with headquarters in Houston, Texas, the Company is engaged in gas marketing and energy management services. WMLLC provides gas supply management services to industrial customers, municipalities and local distribution companies, including the Company's five regulated utility divisions.

     Finally, the Company, through Atmos Leasing Inc. and Atmos Energy Marketing, LLC, leases real estate and vehicles to the United Cities Division and leases appliances to residential customers.

     Principles of consolidation - The accompanying consolidated financial statements include the accounts of Atmos Energy Corporation and its subsidiaries. Each subsidiary is wholly owned and intercompany transactions have been eliminated.

     Accounting for unconsolidated investments - The Company accounts for its 45% interest in WMLLC using the equity method of accounting for investments. Equity in pre-tax earnings of WMLLC included in the consolidated statement of income was $7.2 million, $3.9 million and $3.3 million in 1999, 1998 and 1997, respectively. The Company amortizes the excess of the purchase price over the value of the net tangible assets, amounting to approximately $5.4 million, which was allocated to intangible assets consisting of customer contracts and goodwill over 10 and 20 years, respectively. WMLLC adopted Emerging Issues Task Force 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," ("EITF 98-10"). EITF 98-10 requires that energy trading contracts should be marked to market (that is, measured at fair value determined as of the balance sheet date) with the gains and losses included in earnings and separately disclosed. Atmos' 45% after-tax share of WMLLC's income from the adoption of EITF 98-10 was $2.4 million or $.08 per share.

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

     The Company records regulatory assets which represent assets which are being recovered through customer rates or are probable of being recovered through customer rates. Significant regulatory assets as of September 30, 1999 included the following: merger and integration costs of $35.9 million, net of related reserve, environmental costs of $3.9 million, and deferred cost of purchased gas of $.5 million. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process. As of September 30, 1999, the Company had recorded a regulatory liability of $2.2 million for deferred income taxes.

     Revenue recognition - Sales of natural gas are billed on a monthly cycle basis; however, the billing cycle periods for certain classes of customers do not necessarily coincide with accounting periods used for financial reporting purposes. The Company follows the revenue accrual method of accounting for natural gas revenues whereby revenues applicable to gas delivered to customers, but not yet billed under the cycle billing method, are estimated and accrued and the related costs are charged to expense. Estimated losses due to credit risk are reserved at the time revenue is recognized.

     Utility property, plant and equipment - Utility property, plant and equipment is stated at original cost net of contributions in aid of construction. The cost of additions includes direct construction costs, payroll related costs (taxes, pensions and other fringe benefits), administrative and general costs, and the estimated cost of an allowance for funds used during construction (See AFUDC below). Major renewals and betterments are capitalized, while the costs of maintenance and repairs are charged to expense as incurred. The costs of large projects are accumulated in construction in progress until the project is completed. When the project is completed, tested and placed in service, the balance is transferred to the utility plant in service account, included in rate base and depreciation begins. Property, plant and equipment is depreciated at various rates on a straight-line basis over the estimated useful lives of the assets. The composite rates were 4.0%, 4.0% and 3.9% for 1999, 1998 and 1997, respectively. At the time property, plant and equipment is retired, the cost, plus removal expenses less salvage, is charged to accumulated depreciation.

     Allowance for funds used during construction ("AFUDC") - AFUDC represents the estimated cost of funds used to finance the construction of major projects. Under regulatory practices, the costs are capitalized and included in rate base for ratemaking purposes when the completed projects are placed in service. Interest expense of $3.7 million, $4.1 million and $1.2 million was capitalized in 1999, 1998 and 1997, respectively. The increased amounts in 1999 and 1998 were related to the Customer Support Center and customer information, accounting and human resource technology systems that were completed and placed in service in 1999.

     Non-utility property, plant and equipment - Balances are stated at cost and depreciation is computed generally on the straight-line method for financial reporting purposes.

     Inventories - Inventories consist primarily of materials and supplies and merchandise held for resale. These inventories are stated at the lower of average cost or market. Inventories also include propane inventories of $768,000 and $979,000 at September 30, 1999 and 1998, respectively. Propane is priced at average cost.

     Gas stored underground - Net additions of inventory gas to storage and withdrawals of inventory gas from storage are priced using the average cost method for all Atmos utility divisions, except for the United Cities Division, where it is priced on the first-in first-out method. Gas stored underground and owned by Storage is priced on the last-in first-out ("LIFO") method. In accordance with the United Cities Division's purchased gas adjustment ("PGA") clause, the liquidation of a LIFO layer would be reflected in subsequent gas adjustments in customer rates and does not affect the results of operations. Noncurrent gas in storage is classified as property, plant and equipment and is priced at cost.

     Income taxes - Income taxes are provided based on the deferred method, resulting in income tax assets and liabilities due to temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The deferred method requires the effect of tax rate changes on current and accumulated deferred income taxes to be reflected in the period in which the rate change was enacted. The deferred method also requires that deferred tax assets be reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

     Cash and cash equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Deferred charges and other assets - Deferred charges and other assets at September 30, 1999 and 1998 include merger and integration costs of $35.9 million and $39.5 million in 1999 and 1998, respectively, net of the related reserve for possible non-recovery; and the investment in WMLLC of $16.0 million and $11.9 million in 1999 and 1998, respectively. Also included in deferred charges and other assets are assets of the Company's qualified defined benefit retirement plans in excess of the plans' obligations, Company assets related to the nonqualified retirement plans, unamortized debt expense, and deferred compensation expense related to non-vested restricted stock grants.

     Deferred credits and other liabilities - Deferred credits and other liabilities include customer advances for construction, obligations under capital leases, obligations under other postretirement benefits, and obligations under the Company's nonqualified retirement plans.

     Earnings per share - The calculation of basic earnings per share is based on net income divided by the weighted average number of common shares outstanding. The calculation of diluted earnings per share is based on net income divided by the weighted average number of shares outstanding plus the dilutive shares related to the United Cities Division's Long-term Stock Plan and Atmos' Restricted Stock Grant Plan.

     Segment Information - In 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS No. 131"). SFAS No. 131 supersedes Statement of Financial Accounting Standards No. 14, "Financial

Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach requires financial information to be disclosed for segments whose operating results are reviewed by the "chief operating decision maker." It also requires related disclosures about products and services. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

     Comprehensive Income - In 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires reporting of comprehensive income and its components (revenues, expenses, gains and losses) in any complete presentation of general purpose financial statements. Comprehensive income describes all changes, except those resulting from investments by owners and distributions to owners, in the equity of a business enterprise from transactions and other events including, as applicable, foreign-currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. While the primary component of comprehensive income is the Company's reported net income, the other components of comprehensive income relate to unrealized gains and losses associated with certain investments held as available for sale.

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

     Reclassifications - Certain prior year amounts have been reclassified to conform with the current year presentation.

     Recently Issued Accounting Standards Not Yet Adopted - The Company has not yet adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will be effective for the Company's fiscal year 2001. It establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement does not allow retroactive application to financial statements of prior periods. The Company's management is currently in the process of evaluating the impact of adopting this Statement on its reported financial condition, results of operations and cash flows.

2.   Business combinations

     On July 31, 1997, Atmos acquired by means of a merger all of the assets and liabilities of United Cities Gas Company ("UCGC") in accordance with the terms and provisions of an Agreement and Plan of Reorganization dated July 19, 1996 and amended October 3, 1996. A total of 13,320,221 shares of Atmos common stock was issued in a one-for-one exchange for all outstanding shares of UCGC common stock.

     UCGC was merged with and into Atmos by means of a tax-free reorganization. The transaction was accounted for as a pooling of interests; therefore, historical financial statements for periods prior to the merger were restated.

     Following the merger, UCGC's business began operating as United Cities Gas Company, a division of Atmos ("United Cities Division") and integration of the companies began. The United Cities Division is structured like other divisions of Atmos. To achieve this structure, approximately 560 utility positions in the United Cities Division were eliminated by September 1998. An additional 75 Atmos positions were eliminated as part of the integration, resulting in approximately 635 total position reductions in the combined Company by September 1998. Atmos also initiated plans to enhance its customer service in Texas, Louisiana, Kentucky, Colorado, Kansas and Missouri through business process changes which resulted in a net reduction of approximately 240 positions. These changes included restructuring business office operations, establishing a network of payment centers and creating a customer support center, and installing a new customer information center.

     During fiscal 1997 and 1998, the Company recorded as regulatory assets the costs of the merger and integration of the United Cities Division. The Company believes there are substantial long term benefits to its customers and shareholders from the merger of the two companies. The Company believes a significant amount of the costs to achieve these benefits will be recovered through rates and future operating efficiencies of the combined operations. Therefore, the merger and integration costs are being charged to operations concurrent with the benefits received. However, in the fourth quarter of fiscal 1997 the Company established a general reserve of approximately $20.3 million ($12.6 million after-tax), to account for costs that may not be recovered through rates.

3.   Rates

     The following is a discussion of the Company's ratemaking activity for rate cases that are currently pending as of September 30, 1999 or rate proceedings completed during the three years ended September 30, 1999.

     In August 1999, the Energas Division filed rate cases in its West Texas System cities and Amarillo, Texas, requesting rate increases totaling approximately $13.2 million. In addition to the rate increase to recover investments in technology and distribution plant expansion and maintenance, the proposed rate design would increase the customer charge, reducing the impact on earnings of warmer than normal winter weather. Pursuant to Texas law, municipalities have original jurisdiction in the establishment of rates. The City of Amarillo has until December 1999 to decide on the rate request and the West Texas Cities have until January 2000. If the Company and the cities cannot agree on the amount of a rate increase, the Company must appeal to the Railroad Commission of Texas and a final resolution could be expected in the summer of 2000. Later in 1999 or early 2000, the Company plans to request a rate increase of approximately $1.1 million in the environs areas outside the city limits of the West Texas System cities and Amarillo, Texas for total increases of $14.3 million being sought in Texas. Rates in areas outside the city limits in Texas are subject to the jurisdiction of the Railroad Commission of Texas. Management cannot predict the outcomes of these rate proceedings.

     In June 1999, the Trans La Division appeared before the Louisiana Public Service Commission for a rate investigation and to redesign rates to mitigate the effects of warm winter weather. A decision was rendered by the Louisiana Commission in October 1999 that increased service charges associated with customer service calls and increased the monthly customer charges from $6 to $9, both effective November 1, 1999. While these changes are revenue neutral, this will mitigate the impact of warmer than normal winter weather on earnings. The decision also included a three-year rate stabilization clause, which will allow the Trans La Division's rates to be adjusted annually to allow the Company to earn a minimum return on equity of 10.5%.

     In May 1999, the Western Kentucky Division requested from the Kentucky Public Service Commission an increase in revenues of approximately $14.1 million, a weather normalization adjustment ("WNA") and changes in rate design to shift a portion of revenues from commodity charges to fixed rates. The WNA, if approved, would be similar to what the Company has in Georgia and Tennessee and would be in effect from November through April, beginning in November 2000. The Kentucky Commission suspended the proposed rates for six months in July 1999. It must, by statute, make a decision by April 2000. Management cannot predict the outcome of this rate proceeding.

     In fiscal 1997, the Colorado Office of Consumer Counsel filed a complaint with the Colorado Public Utilities Commission ("Colorado Commission")requesting a $3.5 million reduction in the annual revenues in Colorado of the Greeley Division. On December 17, 1997, a hearing was held at the Colorado Commission presenting a Stipulation and Agreement reached by the Greeley Division and the Colorado Office of Consumer Counsel. It settled the Consumer Counsel's complaint against the Greeley Division for a $1.6 million reduction in annual revenues. The Stipulation and Agreement became effective in January 1998. The reduction decreased 1998 gross profit of the Greeley Division by approximately 4% and the gross profit of the Company by approximately .5%.

     On June 9, 1998, the Kentucky Public Service Commission issued an Order approving an Experimental Performance-based Ratemaking ("PBR") mechanism related to gas procurement and gas transportation activities filed by the Western Kentucky Division. The PBR mechanism is incorporated into the Western Kentucky Division's Gas Cost Adjustment Clause. It provides for sharing of purchased gas cost savings between the consumers and the Company. The Company recognized other income of $2.0 million under the Kentucky PBR in fiscal 1999.

     Effective April 1, 1999, the Tennessee Regulatory Authority approved the United Cities Division's request to continue its PBR mechanism related to gas procurement and gas transportation activities for a three-year period. The Authority revised the mechanism from the original two-year experimental period, by increasing the cap for incentive gains and/or losses to $1.25 million per year. Similar to Tennessee, the Georgia Public Service Commission renewed the Company's PBR program for an additional three years effective May 1, 1999. The gas purchase and capacity release mechanisms of the PBRs are designed to provide the Company incentives to find innovative methods to lower gas costs to its customers. The Company recognized other income of $176,000 in fiscal year 1999 for the Georgia and Tennessee PBRs.

     The Georgia Public Service Commission and the Tennessee Regulatory Authority approved WNAs in fiscal 1991 and 1992, respectively. The WNAs, effective October through May each year in Georgia and November through April each year in Tennessee, allow the United Cities Division to increase the base rate portion of customers' bills when weather is warmer than normal and decrease the base rate when weather is colder than normal. The net effect of the WNA was an increase in revenues of $4.4 million, $.7 million and $2.6 million in 1999, 1998 and 1997, respectively.

4.   Long-term debt and short-term debt

     Long-term debt at September 30, 1999 and 1998 consisted of the following:

                                                1999         1998
                                           --------------  ---------
Unsecured 11.2% Senior Notes,                     (In thousands)
  due 2002, payable in annual
  installments of $2,000                        $  8,000   $ 10,000
Unsecured 9.76% Senior Notes,
  due 2004, payable in annual
  installments of $3,000                          18,000     21,000
Unsecured 9.57% Senior Notes,
  due 2006, payable in annual
  installments of $2,000                          14,000     16,000
Unsecured 7.95% Senior Notes,
  due 2006, payable in annual
  installments of $1,000                           7,000      8,000
Unsecured 10% Notes, due 2011                      2,303      2,303
Unsecured 8.07% Senior Notes, due 2006,
  payable in annual installments of
  $4,000 beginning 2002                           20,000     20,000
Unsecured 8.26% Senior Notes, due 2014,
  payable in annual installments of
  $1,818 beginning 2004                           20,000     20,000
Medium term notes
  Series A, 1995-1, 6.67%, due 2025               10,000     10,000
  Series A, 1995-2, 6.27%, due 2010               10,000     10,000
  Series A, 1995-3, 6.20%, due 2000                2,000      2,000
Unsecured 6.09% Note, due November 1998                -     40,000
Unsecured 6.75% Debentures, due 2028             150,000    150,000
First Mortgage Bonds
  Series J, 9.40% due 2021                        17,000     17,000
  Series N, 8.69% due 2000                         1,000      3,000
  Series P, 10.43% due 2017                       22,500     25,000
  Series Q, 9.75% due 2020                        20,000     20,000
  Series R, 11.32% due 2004                       10,720     12,860
  Series T, 9.32% due 2021                        18,000     18,000
  Series U, 8.77% due 2022                        20,000     20,000
  Series V, 7.50% due 2007                        10,000     10,000
Rental property, propane and other
  term notes due in installments
  through 2013                                    14,808     21,168
                                                --------   --------
    Total long-term debt                         395,331    456,331
Less current maturities                          (17,848)   (57,783)
                                                --------   --------
                                                $377,483   $398,548
                                                ========   ========

     Most of the Senior Notes and First Mortgage Bonds contain provisions that allow the Company to prepay the outstanding balance in whole at any time, subject to a prepayment premium. The Senior Note agreements and First Mortgage Bond indentures provide for certain cash flow requirements and restrictions on additional indebtedness, sale of assets and payment of dividends. Under the most restrictive of such covenants, cumulative cash dividends paid after December 31, 1988 may not exceed the sum of accumulated net income for periods after December 31, 1988 plus $15.0 million. At September 30, 1999, approximately $44.8 million of retained earnings was unrestricted.

     As of September 30, 1999, all of the Greeley Division utility plant assets with a net book value of approximately $173.7 million are subject to a lien under the 9.4% Series J First Mortgage Bonds assumed by the Company in the acquisition of Greeley Gas Company. Also, substantially all of the United Cities Division utility plant assets, totaling approximately $293.0 million, are subject to a lien under the Indenture of Mortgage of the Series N through V First Mortgage Bonds.

     Based on the borrowing rates currently available to the Company for debt with similar terms and remaining average maturities, the fair value of long-term debt at September 30, 1999 and 1998 is estimated, using discounted cash flow analysis, to be $387.7 million and $489.0 million, respectively. It is not currently advantageous for the Company to refinance its long-term debt because of costs of prepayment required in the various debt agreements.

     Maturities of long-term debt at September 30, 1999 are as follows (in thousands):

     2000          $ 17,848
     2001            15,434
     2002            15,323
     2003            20,995
     2004            17,656
     Thereafter     308,075
                   --------
                   $395,331
                   ========

Short-term debt

     At September 30, 1999, short-term debt was composed of $152.7 million of commercial paper and $15.6 million outstanding under bank credit facilities. At September 30, 1998, it was composed of $66.4 million outstanding under bank credit facilities. The weighted average interest rate on short-term borrowings outstanding was 5.7% and 6.2% at September 30, 1999 and 1998, respectively.

     Committed credit facilities

     The Company has two short-term committed credit facilities. The committed lines are renewed or renegotiated at least annually. One short-term unsecured credit facility from a group of 10 banks is for $250.0 million. This facility expires in August 2000. No balance was outstanding under this facility at September 30, 1999 or 1998. This facility requires a commitment fee of .08% on the unused portion. A second facility is for $12.0 million with a single bank. This facility expires April 1, 2000. It requires a commitment fee of .05% on the unused portion. Borrowings totaling $12.0 million were outstanding under this facility at both September 30, 1999 and 1998.

     Uncommitted credit facilities

     The Company also has unsecured short-term uncommitted credit lines from two banks totaling $74.0 million. Borrowings under uncommitted credit facilities totaled $3.6 million and $54.4 million at September 30, 1999 and 1998, respectively. These uncommitted lines expire in May and August 2000, and are renewed or renegotiated at least annually. The uncommitted lines have varying terms and the Company pays no fee for the availability of the lines. Borrowings under these lines are made on a when and as-available basis at the discretion of the banks.

     Commercial paper program

     The Company implemented a $250.0 million commercial paper program in October 1998. It is supported by the $250.0 million committed line of credit described above. The Company's commercial paper was rated A-2 by Standard and Poor's and P-2 by Moody's. A total of $152.7 million of commercial paper was outstanding at September 30, 1999.

5.   Income taxes

     The components of income tax expense for 1999, 1998 and 1997 are as follows:
                            1999       1998      1997
                          ---------  --------  --------
                                  (In thousands)
Current
 Federal                  $(18,761)  $31,694   $ 7,917
 State                      (4,081)    4,503     1,000
Deferred
 Federal                    27,370    (3,352)    4,807
 State                       5,321      (616)    1,000
Investment tax credits        (294)     (423)     (426)
                          --------   -------   -------
                          $  9,555   $31,806   $14,298
                          ========   =======   =======

     Deferred income taxes reflect the tax effect of differences between the basis of assets and liabilities for book and tax purposes. The tax effect of temporary differences that give rise to significant components of the deferred tax liabilities and deferred tax assets at September 30, 1999 and 1998 are presented below:

                                         1999        1998
                                      ----------  ----------
                                          (In thousands)
Deferred tax assets:
 Costs expensed for book purposes
  and capitalized for tax purposes    $     629   $   1,049
 Accruals not currently deductible
   for tax purposes                      12,657       7,189
 Customer advances                        4,535       3,730
 Nonqualified benefit plans               7,947      11,297
 Postretirement benefits                 10,356      10,093
 Unamortized investment tax credit        1,304       1,427
 Regulatory liabilities                   3,159       3,175
 Tax net operating loss and credit
  carryforwards                          12,504           -
 Other, net                               4,787       2,838
                                      ---------   ---------
   Total deferred tax assets             57,878      40,798

Deferred tax liabilities:
 Difference in net book value
  and net tax value of assets          (139,324)   (114,229)
 Pension funding                         (5,480)     (4,120)
 Gas cost adjustments                     3,997       8,943
 Regulatory assets                       (4,462)     (4,941)
 Cost capitalized for book
  purposes and expensed for
  tax purposes                          (19,112)          -
 Other, net                              (6,107)     (6,664)
                                      ---------   ---------
   Total deferred tax liabilities      (170,488)   (121,011)
                                      ---------   ---------

Net deferred tax liabilities          $(112,610)  $ (80,213)
                                      =========   =========
SFAS No. 109 deferred accounts for
 rate regulated entities (included
 in other deferred credits)           $   1,896   $   1,548
                                      =========   =========

     Reconciliations of the provisions for income taxes computed at the statutory rate to the reported provisions for income taxes for 1999, 1998 and 1997 are set forth below:

                                      1999      1998      1997
                                     -------  --------  --------
                                            (In thousands)
Tax at statutory rate of 35%         $9,555   $30,474   $13,348
Common stock dividends deductible
 for tax reporting                     (701)     (695)     (706)
State taxes                             841     2,526     1,300
Other, net                             (140)     (499)      356
                                     ------   -------   -------
Provision for income taxes           $9,555   $31,806   $14,298
                                     ======   =======   =======

     The Company has net operating loss carryforwards amounting to $23.9 million which will expire in the year 2019. The Company also has tax credit carryforwards amounting to $4.1 million, the majority of which represent alternative minimum tax credits which do not expire.

6.   Contingencies

Litigation

Trans La Division

     In November 1997, a jury in Plaquemine, Louisiana awarded Brian L. Heard General Contractor, Inc., ("Heard") a total of approximately $178,000 in actual damages and $15 million in punitive damages resulting from a lawsuit by Heard against the Trans La Division, the successor in interest to Oceana Heights Gas Company, which the Company acquired in November 1995. The trial judge also awarded interest on the total judgment amount. The claims were for events that occurred prior to the time Atmos acquired Oceana Heights Gas Company. Heard filed the suit against the Trans La Division and two other defendants, alleging that gas leaks had caused delays in Heard's completion of a sewer project, resulting in lost business opportunities for the contractor during 1994. The Company immediately appealed the verdict. However, on March 24, 1999, the Company announced that it had reached a settlement of the case as a result of mediation discussions. The parties agreed to settle the case for $3.5 million. In the settlement, neither Atmos nor the Trans La Division conceded liability. Atmos paid $3.25 million and the remaining $.25 million was paid by Oceana Heights Gas Company's insurers. In exchange, the Company obtained a full release from Heard of all claims against Atmos and the Trans La Division.

Greeley Division

     In Colorado, the Greeley Division is a defendant in several lawsuits filed as a result of a fire in a building in Steamboat Springs, Colorado on February 3, 1994. The plaintiffs claimed that the fire resulted from a leak in a severed gas service line owned by the Greeley Division. On January 12, 1996, the jury awarded the plaintiffs approximately $2.5 million in compensatory damages and approximately $2.5 million in punitive damages. The jury assessed the Company with liability for all of the damages awarded. The Company appealed the judgment to the Colorado Court of Appeals, which reversed the trial court verdict and ordered a new trial. The Colorado Supreme Court upheld the Court of Appeals reversal and order for a new trial. As a result of mediation, a settlement was reached with five of the claimants, leaving only three remaining claimants with aggregate claims of approximately $2 million. The Company does not expect the final outcome of this case to have a material adverse effect on the financial condition, the results of operations or the cash flows of the Company because the Company believes it has adequate insurance and reserves to cover any damages that may ultimately be awarded.

     On September 23, 1999, a suit was filed in the District Court of Stevens County, Kansas, by Quinque Operating Company, Tom Boles and Robert Ditto, against more than 200 companies in the natural gas industry, including the Company and the Greeley Gas Division. The plaintiffs, who purport to represent a class consisting of gas producers, royalty owners, overriding royalty owners, working interest owners and state taxing authorities, accuse the defendants of underpaying royalties on gas taken from wells situated on non-federal and non-Indian lands throughout the United States and offshore waters predicated upon allegations that the defendants' gas measurements are simply inaccurate and that the defendants failed to comply with applicable regulations and industry standards over the last 25 years. Although the plaintiffs do not specifically allege an amount of damages, they do contend that this suit is brought to recover billions of dollars in revenues that the defendants have allegedly unlawfully diverted from the plaintiffs to themselves. Since the filing of the petition, this case has been removed to the United States District Court in Wichita, Kansas, where there are numerous and various motions pending, including a request for remand by the plaintiffs as well as a notice filed to consolidate this case with other similar pending litigation in federal court in Wyoming in which the Company is also a defendant along with over 200 other defendants, the case of Jack J. Grynberg, on behalf of the United States of America.

     The Company believes that the plaintiffs' claims are lacking in merit and intends to vigorously defend this action. However, the Company cannot assess, at this time, the likelihood of whether or not the plaintiffs may prevail on any one or more of their asserted claims. In any event, the Company does not expect the final outcome of this case to have a material adverse effect on the financial condition, the results of operations or the net cash flows of the Company because the Company believes that it has adequate reserves to cover any damages that may ultimately be awarded.

     The Company is a party to other litigation matters and claims that arise out of the ordinary business of the Company. While the results of these litigation matters and claims cannot be predicted with certainty, the Company does not believe the final outcome of such litigation and claims will have a material adverse effect on the financial condition, the results of operations or the cash flows of the Company because the Company believes that it has adequate insurance and reserves to cover any damages that may ultimately be awarded.

Guarantees

     The Company's wholly-owned subsidiary, Atmos Energy Marketing, LLC ("AEM"), and Woodward Marketing, Inc. ("WMI"), sole members of Woodward Marketing, LLC ("WMLLC"), act as guarantors of up to $12.5 million of balances outstanding under a $30.0 million bank credit facility for WMLLC. AEM guarantees the payment of up to $5.6 million of borrowings under this facility. No balance was outstanding under this credit facility at September 30, 1999. AEM and WMI also act as joint and several guarantors on payables of WMLLC up to $40.0 million of natural gas purchases and transportation services from suppliers. WMLLC payable balances outstanding that were subject to these guarantees amounted to $18.8 million at September 30, 1999.

Environmental Matters

     The United Cities Division is the owner or previous owner of manufactured gas plant sites in Keokuk, Iowa; Johnson City and Bristol, Tennessee; and Hannibal, Missouri, which were used to supply gas prior to availability of natural gas. The gas manufacturing process resulted in certain by-products and residual materials including coal tar. The manufacturing process used by the Company was an acceptable and satisfactory process at the time such operations were being conducted. Under current environmental protection laws and regulations, the Company may be responsible for response actions with respect to such materials, if response actions are necessary.

     As of September 30, 1999, the Company had accrued and deferred for recovery $1.1 million, including $258,000 that was incurred for an insurance recoverability study, and $750,000 for the investigations of the Johnson City and Bristol, Tennessee and Hannibal, Missouri sites. As of September 30, 1999, the Company has incurred costs of approximately $492,000 for these sites.

Iowa sites

     In June 1995, UCGC entered into an agreement to pay $1.8 million to Union Electric Company, now Ameren, whereby Union Electric agreed to assume responsibility for UCGC's continuing investigation and environmental response action obligations as outlined in the feasibility study related to a former manufactured gas plant in Keokuk. The $1.8 million was paid in five annual installments, with the last installment being paid in July 1999. In a rate case effective June 1, 1996, UCGC began collecting increased rates which included a 10-year amortization of the $1.8 million payment to Union Electric.

Tennessee sites

     UCGC and the Tennessee Department of Environment and Conservation entered into a consent order effective January 23, 1997, for the purpose of facilitating the investigation, removal and remediation of the Johnson City site. UCGC began the implementation of the consent order in the first quarter of 1997 which continued throughout fiscal year 1999.

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

Missouri sites

     On July 22, 1998, Atmos entered into an Abatement Order on Consent with the Missouri Department of Natural Resources addressing the former manufactured gas plant located in Hannibal, Missouri. Atmos, through its United Cities Division, agreed in the order to perform a removal action, a subsequent site evaluation and to reimburse the response costs incurred by the state of Missouri in connection with the property. The removal action was conducted and completed in August 1998 and the site evaluation field work was conducted in August 1999. On March 9, 1999, the Missouri Public Service Commission issued an Order authorizing Atmos to defer the costs associated with this site until the next rate increase, which must be proposed before March 9, 2001.

Kansas sites

     Atmos is currently conducting investigation and remediation activities pursuant to Consent Orders between the Kansas Department of Health and Environment ("KDHE") and UCGC. The Orders provide for the investigation and remediation of mercury contamination at gas pipeline sites which utilize or formerly utilized mercury meter equipment in Kansas. As of September 30, 1999, the Company had identified approximately 720 sites where mercury may have been used and had incurred $100,000 for recovery. In addition, based upon available current information, the Company accrued and deferred for recovery an additional $280,000 for the investigation of these sites. The Kansas Corporation Commission has authorized the Company to defer these costs and seek recovery in a future rate case.

     The Company is a party to other environmental matters and claims that arise out of the ordinary business of the Company. While the ultimate results of response actions to these environmental matters and claims cannot be predicted with certainty, the Company does not believe the final outcome of such response actions will have a material adverse effect on the financial condition, the results of operations or the cash flows of the Company because the Company believes that the expenditures related to such response actions will either be recovered through rates, shared with other parties, or covered by adequate insurance or reserves.

7.   Common stock and stock options

Shareholders' Rights Plan

     On November 12, 1997, the Board of Directors approved a new Rights Agreement to become effective upon the expiration of the then existing Rights Agreement on May 10, 1998. Under the Rights Agreement, each right ("Right") will entitle the holder thereof, until May 10, 2008 or the date of redemption of the Rights, to buy one share of Common Stock of the Company at the exercise price of $80.00, subject to adjustment. At no time will the Rights have any voting rights. The exercise price payable and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. At the date upon which the rights become separate from the Company's Common Stock (the "Distribution Date"), the Company will issue one right with each share of Common Stock that becomes outstanding so that all shares of Common Stock will have attached Rights. After the Distribution Date, the Company may issue Rights when it issues Common Stock if the Board deems such issuance to be necessary or appropriate.

     The Rights will separate from the Common Stock and a Distribution Date will occur upon the occurrence of certain events specified in the Agreement, including but not limited to, the acquisition by certain persons of at least 15% of the beneficial ownership of the Company's Common Stock. The Rights have certain anti-takeover effects and may cause substantial dilution to a person or entity that attempts to acquire the Company on terms not approved by the Board of Directors except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, prior to the time that the Rights become exercisable or transferable, the Rights may be redeemed by the Company at $.01 per Right.

Shares issued under various plans

     The following table presents the number of shares issued under various plans in 1999 and 1998, as well as the number of shares available for future issuance at September 30, 1999.

                                                       Shares available
                                                        for issuance at
                                   Shares issued         September 30,
                                   1999    1998               1999
                                 -------- ------           ---------
Restricted Stock Grant Plan       56,850   114,250          731,400
Employee Stock Ownership Plan     89,435    52,473          370,963
Direct Stock Purchase Plan       694,905   531,353          273,312
Outside Directors
  Stock-For-Fee Plan               1,841     2,306           40,538
United Cities Long-Term
  Stock Plan                       6,450    55,500          188,050
Long-Term Incentive Plan               -         -        1,175,000

Restricted Stock Grant Plan

     The Company's Restricted Stock Grant Plan ("Plan") for management and key employees of the Company, which became effective October 1, 1987 and was amended and restated in November 1997, provides for awards of common stock that are subject to certain restrictions. The Plan is administered by the Board of Directors. The members of the Board who are not employees of the Company make the final determinations regarding participation in the Plan, awards under the Plan, and restrictions on the restricted stock awarded. The restricted stock may consist of previously issued shares purchased on the open market or shares issued directly from the Company. During 1998, the Company increased the number of shares of its common stock that may be issued under the plan by 650,000 shares. Compensation expense of $1,595,000, $1,238,000 and $437,000 was recognized in 1999, 1998 and 1997, respectively, in connection with the vesting of shares awarded under the Plan.

Employee Stock Ownership Plan

     Prior to January 1, 1999, Atmos had an Employee Stock Ownership Plan ("ESOP") and the United Cities Division had a 401(k) savings plan. The ESOP was amended effective January 1, 1999, as is more fully discussed in Note 8.

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

Stock-Based Compensation Plans

     The Company has two stock-based compensation plans that provide for the granting of stock options to officers, key employees and non-employee directors. The objectives of these plans include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire common stock.

     United Cities Long-Term Stock Plan

     Prior to the merger with Atmos, certain United Cities Gas Company officers and key employees participated in the United Cities Long-Term Stock Plan implemented in 1989. At the time of the merger on July 31, 1997, Atmos adopted this plan by registering a total of 250,000 shares of Atmos stock to be issued under the Long-Term Stock Plan for the United Cities Division. Under this plan, incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock or any combination thereof may be granted to officers and key employees of the United Cities Division. Options granted under the plan become exercisable at a rate of 20% per year and expire 10 years after the date of grant. During 1999, 6,450 options were exercised under the plan. At September 30, 1999, there were 80,150 options outstanding, of which 56,850 options had vested. No incentive stock options, nonqualified stock options, stock appreciation rights, or restricted stock have been granted under the plan since 1996.

     Long-Term Incentive Plan

     On August 12, 1998, the Board of Directors approved and adopted the 1998 Long-Term Incentive Plan (the "LTIP"), which became effective October 1, 1998. The LTIP represents a part of the Company's Total Rewards strategy, which the Company developed as a result of a study it conducted of all employee, executive and non-employee director compensation and benefits. The LTIP is a comprehensive, long-term incentive compensation plan, providing for discretionary awards of incentive stock options, non-qualified stock options, stock appreciation rights, bonus stock, restricted stock and performance-based stock to help attract, retain, and reward employees and non-employee directors of the Company and its subsidiaries.

     The Company is authorized to grant awards for up to a maximum of 1,500,000 shares of common stock under the LTIP, subject to certain adjustment provisions. The option price is equal to the market price of the Company's stock at the date of grant. The stock options expire in 10 years from the date of the grant, and options vest annually over a service period ranging from one to three years. During 1999, no options were exercised under the plan. At September 30, 1999, the Company had 325,000 options outstanding under the LTIP at an exercise price ranging from $24.41 to $25.66.

     In October 1995, Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," was issued. This statement establishes a fair value-based method of accounting for employee stock options or similar equity instruments and encourages, but does not require, all companies to adopt that method of accounting for all of their employee stock compensation plans. SFAS 123 allows companies to continue to measure compensation cost for employee stock options or similar equity instruments using the intrinsic value method of accounting described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to continue using the intrinsic value method as prescribed by APB 25. Under this method no compensation cost for stock options is recognized for stock option awards granted at or above fair market value.

     Because of the limited nature of the Company's stock-based compensation plans, the pro forma effects of applying SFAS 123 would have less than a $.01 per diluted share effect on earnings per share or approximately $84,000 for 1999.

8.   Employee retirement and stock ownership plans

Defined benefit plans

     Prior to January 1, 1999, the Company had four defined benefit pension plans, covering the Western Kentucky Division employees, the Greeley Division employees, the United Cities Division employees, and the fourth covering all other Atmos employees. The plans provided similar benefits to all employees, which were based upon years of service and the highest paid five consecutive calendar years of compensation within the last 10 years of employment.

     Effective January 1, 1999, the plans were merged into the Western Kentucky Gas plan, which was amended and restated as the Atmos Pension Account Plan which covers all employees of the Company. Opening account balances were established for participants as of January 1, 1999 equal to the present value of their respective accrued benefits under the pension plans as of December 31, 1998. The Pension Account Plan credits an allocation to each participant's account at the end of each year according to a formula based on the participant's age, service and total pay (excluding incentive pay).

     The Pension Account Plan provides for an additional annual allocation based upon a participant's age as of January 1, 1999 for those participants who were participants in the prior pension plans. The plan will credit this additional allocation each year through December 31, 2008. In addition, at the end of each year, a participant's account will be credited with interest on the employee's prior year account balance. A special grandfather benefit also applies through December 31, 2008, for participants who were at least age 50 as of January 1, 1999, and who were participants in one of the prior plans on December 31, 1998. Participants are fully vested in their account balances after five years of service and may choose to receive their account balances as a lump sum or an annuity. The obligations shown herein reflect the changes which were effective January 1, 1999.

     The Company's funding policy is to contribute annually an amount in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     In the 1998 annual report the defined benefit plans were grouped with the Supplemental Executive Benefits Plans. In the 1999 annual report they are presented separately.

     The Company records the accrued pension asset in deferred charges and other assets. The following table sets forth the total for the Pension Account Plan's funded status for 1999 and 1998:

                                     1999       1998
                                   --------   --------
                                      (In thousands)
Change in benefit obligation:
 Benefit obligation at
   beginning of year               $218,245   $217,152
 Service cost                         4,232      5,256
 Interest cost                       14,696     15,655
 Curtailments/special
  termination benefits                    -     (2,645)
 Plan amendments                          -    (14,605)
 Actuarial (gain)loss               (21,390)    10,638
 Benefits paid                      (15,318)   (13,206)
                                   --------   --------
 Benefit obligation at
  end of year                       200,465    218,245

Change in plan assets:
 Fair value of plan assets
   at beginning of year             286,708    259,851
 Actual return on plan assets        11,108     40,063
 Benefits paid                      (15,318)   (13,206)
                                   --------   --------
 Fair value of plan assets
  at end of year                    282,498    286,708
                                   --------   --------

Funded status                        82,033     68,463

Unrecognized transition asset          (625)      (873)
Unrecognized prior service cost      (9,680)   (10,382)
Unrecognized net gain               (48,780)   (45,616)
                                   --------   --------
Accrued pension asset              $ 22,948   $ 11,592
                                   ========   ========

                                            1999   1998   1997
                                            -----  -----  -----
 Weighted average assumptions
  for end of year disclosure:
          Discount rate                      7.5%   7.0%   7.5%
          Rate of compensation increase      4.0%   4.0%   4.0%
          Expected return on plan assets    10.0%   9.0%   9.0%

     The plan assets consist primarily of investments in common stocks, interest bearing securities and interests in commingled pension trust funds.

     Net periodic pension cost for the Pension Account Plan for 1999, 1998 and 1997 included the following components:

                                    1999       1998       1997
                                  --------   --------   --------
                                           (In thousands)
Components of net periodic
pension cost:
 Service cost                     $  4,232   $  5,256   $  6,640
 Interest cost                      14,696     15,655     15,301
 Expected return on assets         (27,846)   (23,249)   (19,730)
 Amortization of:
  Transition obligation(asset)        (248)      (241)      (431)
  Prior service cost                  (703)       851        921
  Actuarial (gain)                  (1,487)    (1,225)         -
                                  --------   --------   --------
  Net periodic pension cost        (11,356)    (2,953)     2,701
Curtailment (gain)loss and
  special termination benefits           -     (1,840)     4,758
                                  --------   --------   --------
Total pension cost accruals       $(11,356)  $ (4,793)  $  7,459
                                  ========   ========   ========

Supplemental Executive Benefits Plans

     The Company has a nonqualified Supplemental Executive Benefits Plan ("Supplemental Plan") which provides additional pension, disability and death benefits to the officers and certain other employees of the Company. The Supplemental Plan was amended and restated in August 1998. In addition, in August 1998, the Company adopted the Performance-Based Supplemental Executive Benefits Plan, which will cover all employees who become officers or business unit presidents after August 12, 1998.

     The Company records accrued pension cost in deferred credits and other liabilities. The following table sets forth the total for the Supplemental Plans' funded status for 1999 and 1998:

                                       1999              1998
                                     --------          --------
                                           (In thousands)
Change in benefit obligation:
 Benefit obligation at
   beginning of year                 $ 36,770          $ 30,796
 Service cost                           1,151               505
 Interest cost                          2,488             2,246
 Plan amendments                            -               565
 Actuarial (gain)loss                     331             4,389
 Benefits paid                         (1,915)           (1,731)
                                     --------          --------
 Benefit obligation at
  end of year                          38,825            36,770

Change in plan assets:
 Fair value of plan assets
   at beginning of year                     -                 -
 Employer contribution                  1,915             1,731
 Benefits paid                         (1,915)           (1,731)
                                     --------          --------
 Fair value of plan assets
  at end of year                            -                 -
                                     --------          --------

Funded status                         (38,825)          (36,770)

Unrecognized transition asset             484               580
Unrecognized prior service cost         8,837             9,858
Unrecognized net loss                   6,886             6,772
                                     --------          --------
Accrued pension cost                 $(22,618)         $(19,560)
                                     ========          ========

                                          1999   1998   1997
                                          ----   ----   ----
Weighted average assumptions
 for end of year disclosure:
   Discount rate                          7.5%   7.0%   7.5%
   Rate of compensation increase          4.0%   4.0%   4.0%
   Expected return on plan assets        10.0%   9.0%   9.0%

     Assets for the Supplemental Plans are held in the Company's rabbi trusts (see Note 13) and consist primarily of investments in equity mutual funds. The market value of the rabbi trusts amounted to $26.1 million at September 30, 1999. The assets in the rabbi trusts are included on the Company's balance sheet under deferred charges and other assets and not presented above as plan assets.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Supplemental Plans with accumulated benefit obligations in excess of plan assets were $38.8 million, $32.8 million, and none, respectively, as of September 30, 1999, and $36.8 million, $31.4 million, and none, respectively, as of September 30, 1998.

     Net periodic pension cost for the Supplemental Plans for 1999, 1998 and 1997 included the following components:

                                    1999     1998     1997
                                   ------   ------   ------
                                        (In thousands)
Components of net periodic
pension cost:
 Service cost                      $1,151   $  505   $  263
 Interest cost                      2,488    2,246    1,932
 Expected return on assets              -        -        -
 Amortization of:
  Transition obligation (asset)        96       96       96
  Prior service cost                1,022      810      810
  Actuarial (gain) loss               216      133      390
                                   ------   ------   ------
Net periodic pension cost          $4,973   $3,790   $3,491
                                   ======   ======   ======

Employee Stock Ownership Plan

     Atmos sponsors an ESOP for all employees of the Company. Effective January 1, 1999 the ESOP was amended to provide for deferral of a portion of a participant's salary of up to 21%. In addition, among other changes to the ESOP, participants are provided with automatic matching contributions of 100% of each participant's salary reduction up to 4% of the participant's salary, and are provided the option of taking out loans against their ESOP accounts, subject to certain restrictions. Each participant enters into a salary reduction agreement with the Company pursuant to which the participant's salary is reduced by an amount not more than 21%. Taxes on the amount by which the participant's salary is reduced are deferred pursuant to Section 401(k) of the Internal Revenue Code. The amount of the salary reduction is contributed by the Company to the ESOP for the account of the participant. Matching contributions to the ESOP were expensed as incurred and amounted to $2.4 million, $1.8 million, and $2.1 million for 1999, 1998 and 1997, respectively. The directors may also approve discretionary contributions, subject to the provisions of the Internal Revenue Code of 1986 and applicable regulations of the Internal Revenue Service. No discretionary contributions were made for 1999 and 1998.

401(k) savings plan

     Prior to January 1, 1999, the Company sponsored a 401(k) savings plan for the United Cities Division employees. The Company made fixed matching contributions of $102,000 for the three months ended December 31, 1998, $648,000 for the nine months ended September 30, 1998, and $694,000 for the year ended December 31, 1997. In addition, a discretionary matching contribution of $227,000 was made for 1998. The 401(k) savings plan was merged into the ESOP effective January 1, 1999, and the United Cities Division employees subsequently receive the same benefits as other Atmos employees.

9.   Other postretirement benefits

     Prior to January 1, 1999, Atmos sponsored two postretirement plans other than pensions. Each provided health care benefits to retired employees. One provided benefits to the United Cities Division retirees and the other provided medical benefits to all other retired Atmos employees.

     Effective January 1, 1999, the United Cities plan was merged into the Atmos plan and began providing benefits to future retirees that are essentially the same as provided to other Atmos employees. The obligations as of September 30, 1999 and 1998 reflect this plan change.

     Substantially all of the Company's employees become eligible for these benefits if they reach retirement age while working for the Company and attain certain specified years of service. In addition, participant contributions are required under the plan.

     The Company records the accrued postretirement cost primarily in deferred credits and other liabilities. The following table sets forth the total liability currently recognized for the postretirement plan other than pensions:

                                       1999       1998
                                     --------   --------
                                        (In thousands)
Change in benefit obligation:
 Benefit obligation at
  beginning of year                  $ 64,494   $ 53,295
 Service cost                           2,150      1,659
 Interest cost                          4,360      3,809
 Plan participants' contributions         763        382
 Curtailments/special
  termination benefits                      -      2,125
 Plan amendments                            -      1,888
 Actuarial (gain)loss                 (10,195)     6,210
 Benefits paid                         (4,740)    (4,874)
                                     --------   --------
 Benefit obligation at
   end of year                         56,832     64,494

Change in plan assets:
 Fair value of plan assets
   at beginning of year                 6,380      5,614
 Actual return on plan assets             377        295
 Employer contribution                  7,184      4,963
 Plan participants' contribution          763        382
 Benefits paid                         (4,740)    (4,874)
                                     --------   --------
 Fair value of plan assets
   at end of year                       9,964      6,380
                                     --------   --------

Funded status                         (46,868)   (58,114)

Unrecognized transition
 obligation                            21,732     23,243
Unrecognized prior service cost         3,094      3,614
Unrecognized net (gain)loss            (2,300)     8,571
                                     --------   --------
Accrued postretirement cost          $(24,342)  $(22,686)
                                     ========   ========

                                      1999   1998   1997
                                      ----   ----   ----
Weighted average assumptions
 for end of year disclosure:
  Discount rate                       7.5%   7.0%   7.5%
  Expected return on plan assets      5.3%   5.3%   5.3%
  Initial trend rate                  9.0%   9.0%   7.5%
  Ultimate trend rate                 5.0%   4.5%   5.0%
  Number of years from initial to
   ultimate trend                      5      6      3

     Net periodic postretirement cost for the combined postretirement benefit plans for 1999, 1998 and 1997 included the following components:

                                    1999      1998      1997
                                  -------   -------   -------
                                         (In thousands)
Components of net periodic
postretirement cost:
 Service cost                     $ 2,150   $ 1,659   $ 1,772
 Interest cost                      4,360     3,809     3,467
 Expected return on assets           (349)     (235)     (225)
 Amortization of:
  Transition obligation(asset)      1,511     1,862     1,994
  Prior service cost                  520       269       202
  Actuarial (gain)loss                648       (58)        4
                                  -------   -------   -------
  Net periodic postretirement
   cost                             8,840     7,306     7,214

 Curtailment (gain)loss and
  special termination benefits          -     5,915     3,043
                                  -------   -------   -------
Total postretirement
 cost accruals                    $ 8,840   $13,221   $10,257
                                  =======   =======   =======

     Assumed health care cost trend rates have a significant effect on the amounts reported for the plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on the latest actuarial calculations:

                                1-Percentage            1-Percentage
                               Point Increase          Point Decrease
                               --------------          --------------
                                           (In thousands)
Effect on total of
service and interest
cost components                    $  603                 $  (591)

Effect on postretirement
benefit obligation                 $6,361                 $(5,378)

     The Company is currently recovering other postretirement benefits ("OPEB") costs through its regulated rates under SFAS No. 106 accrual accounting in Colorado, Kansas, the majority of its Texas service area and Kentucky. It receives rate treatment as a cost of service item for OPEB costs on the pay-as-you-go basis in Louisiana. OPEB costs have been specifically addressed in rate orders in each jurisdiction served by the United Cities Division or have been included in a rate case and not disallowed. However, the Company was required to recover the portion of the UCGC transition obligation applicable to Virginia operations over 40 years, rather than 20 years, as in other states. Management believes that accrual accounting in accordance with SFAS No. 106 is appropriate and will continue to seek rate recovery of accrual-based expenses in its ratemaking jurisdictions that have not yet approved the recovery of these expenses.

10.  Earnings per share

     Basic earnings per share has been computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share has been computed by dividing net income for the period by the weighted average number of common shares outstanding during the period adjusted for restricted stock and other contingently issuable shares of common stock. Net income for the years ended September 30, 1999, 1998 and 1997 for basic and diluted earnings per share are the same, as there were no contingently issuable shares of stock whose issuance would have impacted net income. A reconciliation between basic and diluted weighted average common shares outstanding at September 30 follows:

                                         1999     1998     1997
                                        ------   ------   ------
                                             (In thousands)
Weighted average common
 shares - basic                         30,566   29,822   29,409

Effect of dilutive securities:
 Restricted stock                          238      199       13
 Stock options                              15       10        -
                                        ------   ------   ------
Weighted average common
 shares - diluted                       30,819   30,031   29,422
                                        ======   ======   ======

11.  Statement of cash flows supplemental disclosures

     Supplemental disclosures of cash flow information for 1999, 1998 and 1997 are presented below.

                                         1999      1998      1997
                                       -------   -------   -------
                                             (In thousands)
Cash paid (received) for
 Interest                              $40,446   $29,980   $25,216
 Income taxes                          $(7,184)  $25,598   $ 9,736

12.  Segment Information

     In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The determination of reportable segments under SFAS No. 131 differs from that required in previous years; therefore, business segment information for 1998 and 1997 has been restated to comply with the provisions of SFAS No. 131.

     The Company's determination of reportable segments considers the strategic operating units under which the Company manages sales of various products and services to customers in differing regulatory environments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market based. The Company evaluates performance based on net income or loss of the respective operating units.

     In accordance with SFAS No. 131, the Company has identified the Utility, Propane and Energy Services segments, as described in Note 1.

     Summarized financial information concerning the Company's reportable segments is shown in the following table:

                                                  Energy
                            Utility    Propane   Services    Total
                           ----------  --------  --------  ----------
                                         (In thousands)
As of and for the
year ended
September 30, 1999:
-------------------
Operating revenues         $  621,211  $22,944    $53,416  $  697,571
Intersegment revenues           3,898        -      3,477       7,375
Depreciation and
 amortization                  52,503    2,954      1,417      56,874
Operating income (loss)        49,000     (543)     5,782      54,239
Equity in earnings of
 unconsolidated
 investment                         -        -      7,156       7,156
Interest charges, net          35,799    1,231         33      37,063
Net income (loss)              10,800     (869)     7,813      17,744

Total assets                1,152,469   16,694     77,933   1,247,096
Equity investment
 in unconsolidated
 investee                           -        -     15,973      15,973
Expenditures for
 additions to long-
 lived assets                 108,454    1,550        349     110,353

                                                    Energy
                            Utility      Propane   Services    Total
                         --------------  --------  --------  ---------
As of and for the                          (In thousands)
year ended
September 30, 1998:
-------------------
Operating revenues             739,930    29,091     80,672    849,693
Intersegment revenues            1,485         -          -      1,485
Depreciation and
  amortization                  43,324     2,324      1,907     47,555
Operating income               100,665       619     11,595    112,879
Equity in earnings of
  unconsolidated
  investment                         -         -      3,920      3,920
Interest charges, net           33,181       897      1,501     35,579
Net income (loss)               43,332       (66)    11,999     55,265

Total assets                 1,061,496    36,549     68,252  1,166,297
Equity investment
  in unconsolidated
  investee                           -         -     11,914     11,914
Expenditures for
  additions to long-
  lived assets                 125,741     8,408        840    134,989


As of and for the
year ended
September 30, 1997:
-------------------
Operating revenues             807,428    33,194     68,389    909,011
Intersegment revenues            2,176         -          -      2,176
Depreciation and
  amortization                  40,750     2,117      2,390     45,257
Operating income                61,213       405      4,991     66,609
Equity in earnings of
  unconsolidated
  investment                         -         -      3,254      3,254
Interest charges, net           30,882       744      1,969     33,595
Net income (loss)               19,739       (90)     4,189     23,838

Total assets                 1,014,263    23,110     69,083  1,106,456
Equity investment
  in unconsolidated
  investee                           -         -      9,962      9,962
Expenditures for
  additions to long-
  lived assets                 117,496     3,271      1,545    122,312

     The following table presents a reconciliation of the operating revenues to total consolidated revenues for the years ended September 30, 1999, 1998 and 1997.

                              1999       1998       1997
                            --------   --------   --------
                                    (In thousands)
Total revenues for
 reportable segments        $697,571   $849,693   $909,011
Elimination of
 intersegment revenues        (7,375)    (1,485)    (2,176)
                            --------   --------   --------
Total operating revenues    $690,196   $848,208   $906,835
                            ========   ========   ========

     A reconciliation of total assets for the reportable segments to total consolidated assets for September 30, 1999, 1998 and 1997 is presented below.

                               1999         1998         1997
                            ----------   ----------   ----------
                                       (In thousands)
Total assets for
 reportable segments        $1,247,096   $1,166,297   $1,106,456
Elimination of
 intercompany receivables      (16,559)     (24,907)     (18,145)
                            ----------   ----------   ----------
Total consolidated
 assets                     $1,230,537   $1,141,390   $1,088,311
                            ==========   ==========   ==========

     The following table summarizes the Company's revenues by products and services for the year ended September 30.

                               1999         1998         1997
                            ----------   ----------   ----------
                                       (In thousands)
Gas sales revenues:
 Residential                $  349,691   $  410,538   $  452,864
 Commercial                    144,836      184,046      193,302
 Public authority
  and other                     22,330       20,504       23,898
 Industrial                     73,194       91,972      109,241
                            ----------   ----------   ----------
  Total gas sales
   revenues                    590,051      707,060      779,305
Transportation revenues         23,035       23,883       19,804
Other gas revenues               4,227        7,502        6,143
                            ----------   ----------   ----------
  Total utility
   revenues                    617,313      738,445      805,252
Propane revenues                22,944       29,091       33,194
Energy services revenues        49,939       80,672       68,389
                            ----------   ----------   ----------
  Total operating
   revenues                 $  690,196   $  848,208   $  906,835
                            ==========   ==========   ==========

13.  Marketable Securities

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable securities are classified as available-for-sale and are reported at market value with unrealized gains and losses shown as a component of shareholders' equity labeled "unrealized holding gains (losses)." All marketable securities are held in rabbi trusts for the Supplemental Executive Benefit Plan ("SEBP").

     The cost, unrealized holding gain (loss), and the market value of the marketable securities are:

                                           Unrealized
                                             Holding    Market
                                   Cost    Gain (Loss)   Value
                                  -------  -----------  -------
                                         (In thousands)
As of September 30, 1999

Available-for-sale securities:
  Domestic equity mutual funds    $22,265     $1,041    $23,306
  Foreign equity mutual funds       2,359        399      2,758
                                  -------     ------    -------
                                  $24,624     $1,440    $26,064
                                  =======     ======    =======

14.  Leases

     The Company has entered into non-cancelable operating leases for office and warehouse space used in its operations. The remaining lease terms range from one to 20 years and generally provide for the payment of taxes, insurance and maintenance by the lessee. The Company has also entered into capital leases for division offices and operating facilities. Property, plant and equipment included amounts for capital leases of $4.6 million and $4.1 million at September 30, 1999 and 1998, respectively. Accumulated depreciation for these capital leases totaled $1.2 million and $.9 million at September 30, 1999 and 1998, respectively.

     The related future minimum lease payments at September 30, 1999 were as follows:
                                     Capital   Operating
                                      leases    leases
                                     --------  ---------
                                       (In thousands)
  2000                               $   735     $10,413
  2001                                   735      10,010
  2002                                   735       9,811
  2003                                   735       9,262
  2004                                   735       9,091
  Thereafter                           3,384      48,211
                                     -------     -------
Total minimum lease payments           7,059     $96,798
                                                 =======
Less amount representing interest     (3,671)
                                     -------
Present value of net minimum
 lease payments                      $ 3,388
                                     =======

     Consolidated lease and rental expense amounted to $10.6 million, $9.2 million and $10.5 million for fiscal 1999, 1998 and 1997, respectively. Rents for the regulated business are expensed and the Company receives rate treatment as a cost of service on a pay-as-you-go basis.

15.  Related Party Transactions

     Included in purchased gas cost were purchases from WMLLC of $117.4 million, $124.7 million and $103.0 million in 1999, 1998 and 1997, respectively. Volumes purchased were 50.9 billion cubic feet ("Bcf"), 53.4 Bcf and 38.6 Bcf in 1999, 1998 and 1997, respectively. These purchases were made in a competitive open bidding process and reflect market prices. Average prices per thousand cubic feet ("Mcf") for gas purchased from WMLLC were $2.31, $2.33 and $2.67 in 1999, 1998 and 1997, respectively.

16.  Subsequent Event

     Subsequent to September 30, 1999, the Company entered into a definitive agreement with Southwestern Energy Company ("Southwestern") to acquire the Missouri natural gas distribution assets of Associated Natural Gas, a division of Arkansas Western Gas, which is a wholly-owned subsidiary of Southwestern. Under the terms of the agreement, the Company will purchase the Missouri gas system for $32.0 million in cash plus working capital adjustments. This transaction, which will add approximately 48,000 customers, is expected to be completed by mid-year 2000, subject to approvals by the Missouri Public Service Commission and the Federal Energy Regulatory Commission.

17.  Selected Quarterly Financial Data (Unaudited)

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

                                                             Fiscal year 1999
                                          -------------------------------------------------------
                                                               Quarter ended
                                          December 31,    March 31,     June 30,    September 30,
                                          -------------------------------------------------------
                                                    (In thousands, except per share data)

Operating revenues                          $210,227       $261,426     $109,590       $108,953
Gross profit                                  91,208        112,395       53,376         42,815
Operating
 income (loss)                                31,688         50,843          412        (28,704)
Net income (loss)                             15,380         28,795       (5,295)       (21,136)
Net income (loss)
 per share                                       .50            .94         (.17)          (.68)

                                                             Fiscal year 1998
                                          -------------------------------------------------------
                                                               Quarter ended
                                          December 31,    March 31,     June 30,    September 30,
                                          -------------------------------------------------------
                                                    (In thousands, except per share data)

Operating revenues                          $295,331       $288,550     $137,311       $127,016
Gross profit                                  99,601        123,971       57,366         50,898
Operating
 income (loss)                                40,952         67,203        7,882         (3,158)
Net income (loss)                             20,122         37,398        1,676         (3,931)
Net income (loss)
 per share                                       .68           1.25          .06           (.13)